 As Filed with the Securities and Exchange Commission on January 27, 1999

                                                Registration No. 333-71149
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     under
                          the Securities Act of 1933

                                --------------

                         INLAND STEEL INDUSTRIES, INC.
            (Exact name of Registrant as specified in its charter)

         Delaware                    5050                    36-3425828
     (State of other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification     Identification No.)
     incorporation or            Code Number)
      organization)

                         Inland Steel Industries, Inc.
                             30 West Monroe Street
                            Chicago, Illinois 60603
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                             George A. Ranney, Jr.
                                   President
                         Inland Steel Industries, Inc.
                             30 West Monroe Street
                            Chicago, Illinois 60603
                                (312) 346-0300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------

                                   Copy to:
                               Philip J. Niehoff
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                         Chicago, Illinois 60603-3441
                                (312) 701-7843

  Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effectiveness of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                --------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said
Section 8(a), may determine.

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



                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON FEBRUARY 25, 1999

To the Stockholders of Ryerson Tull, Inc.:

  We will hold a meeting of stockholders of Ryerson Tull, Inc. on Thursday, February 25, 1999 at 2:00 p.m. Chicago time, at 30 West Monroe Street, 13th Floor, Chicago, Illinois. The purpose of the meeting is:

  1. to vote on the merger agreement and the merger of RT Merger Sub, Inc. and Ryerson Tull. Information concerning the merger is set forth in the accompanying proxy statement/prospectus and in the merger agreement, a copy of which is attached as Annex A.

  2. to transact such other business related to matters incidental to the approval of the merger agreement and the merger as may properly come before the meeting or any adjournments or postponements of the meeting.

  The close of business on Monday, January 4, 1999 was the record date for the meeting. Only holders of Ryerson Tull class A common stock and Ryerson Tull class B common stock at the close of business on the record date are entitled to notice of, and to vote at, the meeting. A complete list of stockholders as of the record date will be available for inspection at our offices in Chicago, Illinois, during normal business hours upon written demand by you or your agent or attorney beginning two business days after the date of this notice and continuing through the meeting. You or your agent or attorney may, upon written notice and subject to Section 220 of the Delaware General Corporation Law, copy the list of stockholders during regular business hours during the inspection period at your expense. If your Ryerson Tull class A common stock is registered in the name of a brokerage firm or trustee and you plan to attend the meeting, you must obtain from the firm or trustee a letter, account statement or other evidence of your beneficial ownership of those shares of Ryerson Tull class A common stock in order to be admitted to the meeting.

  The merger agreement and the merger must be approved by at least a majority of the votes entitled to be cast by the outstanding shares of Ryerson Tull class A common stock and the outstanding shares of Ryerson Tull class B common stock, voting together as a single class. Inland controls 96% of the voting power in Ryerson Tull eligible to vote on the merger. Inland intends to vote in favor of the merger agreement and the merger, and therefore the merger will be approved.

  Whether or not you plan to attend the meeting in person, please sign and return the enclosed proxy to ensure that your shares of Ryerson Tull class A common stock will be represented at the meeting if you are unable to attend. If you attend the meeting and wish to vote in person, you may withdraw your proxy and vote in person.

                                     By Order of the Board of Directors,

                                     GEORGE A. RANNEY, JR.
                                     Corporate Secretary

                               RYERSON TULL, INC.
                                Proxy Statement

                               -----------------

                         INLAND STEEL INDUSTRIES, INC.
                     Up to 4,313,166 Shares of Common Stock
                                   Prospectus

  This proxy statement/prospectus relates to a merger in which you will receive
0.61 shares of Inland common stock for each share of Ryerson Tull class A common stock that you own on the date of the merger. After the merger, the holders of Ryerson Tull class A common stock will own approximately 13% of the outstanding shares of Inland common stock.

  The Ryerson Tull Board of Directors is furnishing this proxy statement/prospectus to you in connection with its solicitation of proxies for use at a meeting of Ryerson Tull stockholders to be held on Thursday, February 25, 1999 to approve the merger. The Independent Directors Committee and the Ryerson Tull Board of Directors advise and recommend that you approve the merger. Inland controls 96% of the voting power in Ryerson Tull eligible to vote on the merger. Inland intends to vote in favor of the merger, and therefore the merger will be approved. This proxy statement/prospectus and the accompanying form of proxy are first being mailed to you on or about January 27, 1999.

  See "Risk Factors" on page 12 for a discussion of risks relevant to the merger.

  Shares of Inland common stock are traded on the New York Stock Exchange under the symbol "IAD," and shares of Ryerson Tull class A common stock are traded on the New York Stock Exchange under the symbol "RT."

  Please do not send your Ryerson Tull class A common stock certificates with the enclosed proxy.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the proxy statement/prospectus. Any representation to the contrary is a criminal offense and should be reported immediately to the Securities and Exchange Commission.

                               -----------------

      The date of this proxy statement/prospectus is January 27, 1999

  This proxy statement/prospectus incorporates by reference important business and financial information about both Inland and Ryerson Tull which is not included in or delivered with this proxy statement/prospectus.

  You can obtain any of the documents incorporated by reference in this document through Inland or Ryerson Tull, as the case may be, or from the Securities and Exchange Commission through the Securities and Exchange Commission's web site at www.sec.gov. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

                 Inland                                     Ryerson Tull
                 ------                                     ------------
              Marc R. Jeske                                 Lily L. May
        Assistant General Counsel                            Controller
      Inland Steel Industries, Inc.                      Ryerson Tull, Inc.
          30 West Monroe Street                         2621 West 15th Place
         Chicago, Illinois 60603                      Chicago, Illinois 60608
        Telephone (312) 899-3152                      Telephone (773) 762-2121

  If you would like to request documents, please do so by February 18, 1999 to receive them before the meeting. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
SUMMARY...................................................................   1
  The Companies...........................................................   1
    Inland Steel Industries, Inc..........................................   1
    Ryerson Tull, Inc.....................................................   1
  What You Will Receive in the Merger.....................................   1
  Material Federal Income Tax Considerations..............................   1
  Market Prices of Inland Common Stock and Ryerson Tull Class A Common
   Stock on Important Dates...............................................   2
  How You Will Benefit from the Merger....................................   2
  Ryerson Tull's Reason for the Merger....................................   2
  Inland's Reasons for the Merger.........................................   2
  No Appraisal Rights.....................................................   2
  Exchange of Stock Certificates..........................................   2
  Comparative Rights of Inland Stockholders and Ryerson Tull
   Stockholders...........................................................   3
  Comparative per Share Data..............................................   4
  The Meeting.............................................................   5
  The Merger Agreement and the Merger ....................................   5
    Recommendations of the Board of Directors.............................   5
    Interests of Ryerson Tull Directors and Officers in the Merger that
     are Different from Your Interests....................................   5
    Opinion of the Financial Advisor to the Independent Directors
     Committee............................................................   6
    What We Need to Do to Complete the Merger.............................   6
    Termination of the Merger Agreement...................................   6
    Modifying or Amending the Merger Agreement............................   7
    Expenses..............................................................   7
  Management After the Merger.............................................   7
  Name Change.............................................................   7
  Selected Historical Financial Information of Inland.....................   8
  Selected Historical Financial Information of Ryerson Tull...............   9
  Pro Forma Financial Statements of Inland................................  10
RISK FACTORS..............................................................  12
  Because the Exchange Ratio is Fixed, You May Not Receive a Premium at
   the Time of the Merger.................................................  12
  Inland's Liabilities, Which Did Not Affect You Before the Merger was
   Announced, Now Affect You..............................................  12
THE COMPANIES.............................................................  12
  Inland Steel Industries, Inc............................................  12
    ISC/Ispat Transaction.................................................  13
    Use of ISC/Ispat Transaction Proceeds.................................  15
    Sale of Inland Engineered Materials Corporation.......................  15
    Fourth Quarter Results................................................  15
  Ryerson Tull, Inc.......................................................  16
    Purchase of Washington Specialty Metals...............................  16
    Fourth Quarter Loss...................................................  16

                                                                           Page
                                                                           ----
THE MEETING...............................................................  17
  Purpose of the Meeting..................................................  17
  Date, Place and Time; Record Date.......................................  17
  Your Voting Rights......................................................  17
  Giving and Revoking Your Proxy; Costs of Solicitation...................  18
  No Appraisal Rights.....................................................  18
THE MERGER AGREEMENT AND THE MERGER ......................................  18
  General Description of the Merger.......................................  18
  Background of the Merger................................................  19
  Independent Directors Committee Compensation............................  26
  Reasons for the Merger; Recommendations of the Board of Directors.......  26
    How You Will Benefit from the Merger..................................  26
    Ryerson Tull's Reason for the Merger..................................  26
    Inland's Reasons for the Merger.......................................  26
    Recommendation of the Independent Directors Committee to the Ryerson
     Tull Board of Directors..............................................  26
    Recommendation of the Ryerson Tull Board of Directors.................  28
  Opinion of the Financial Advisor to the Independent Directors
   Committee..............................................................  28
    Transaction Overview..................................................  30
    Discounted Cash Flow Analysis.........................................  31
    Historical Public Market Trading Value................................  31
    Valuation of Publicly Traded Comparable Companies.....................  32
    Selected Precedent Ryerson Tull/Industry Acquisitions Analysis........  32
    Pro Forma Analysis of the Merger......................................  32
  Structure of the Merger.................................................  34
  When the Merger Becomes Effective.......................................  34
  Conversion of Stock, Stock Options and Other Awards.....................  34
  Representations and Warranties..........................................  35
  Conditions to Completion of the Merger..................................  36
  Termination of the Merger Agreement.....................................  37
  Expenses................................................................  39
  Modification or Amendment to the Merger Agreement.......................  39
  Regulatory Requirements.................................................  39
  Material Federal Income Tax Considerations..............................  39
    General...............................................................  40
    Tax Treatment to Inland, Ryerson Tull and RT Merger Sub...............  40
    Tax Treatment of Holders of Ryerson Tull Class A Common Stock.........  40
  Accounting Treatment....................................................  41
  Interests of Certain Persons in the Merger..............................  41
BUSINESS AND MANAGEMENT...................................................  42
  Management and Operations After the Merger..............................  42
    Inland Board of Directors.............................................  42
    Inland Management and Employees.......................................  43

                                                                           Page
                                                                           ----
  Market Prices and Dividend Information..................................  43
  Ownership of Inland Common Stock and Ryerson Tull Class A Common Stock..  44
  Inland Common Stock Treasury Shares.....................................  47
  Name Change.............................................................  48
  Management and Other Information........................................  48
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................  49
  Guarantor Arrangements..................................................  49
  Support Services; Indemnification and Corporate Separateness............  49
  Tax Sharing Arrangements................................................  50
  Cross-License Agreement.................................................  50
  Pensions................................................................  51
COMPARATIVE RIGHTS OF INLAND STOCKHOLDERS AND RYERSON TULL STOCKHOLDERS...  51
  Authorized Capital......................................................  52
    Inland Steel Industries, Inc..........................................  52
    Ryerson Tull, Inc.....................................................  53
  Board of Directors......................................................  54
  Number of Directors; Removal; Filling Vacancies.........................  54
  Honorary Directors of Inland............................................  55
  Independent Directors of Ryerson Tull...................................  55
  No Stockholder Action by Written Consent; Meetings......................  56
  Advance Notice Provisions for Stockholder Proposals.....................  57
  Advance Notice Provisions for Stockholder Nominations of Directors......  57
  Transactions with Interested Stockholders...............................  58
  Amendment of Certain Provisions of Certificates of Incorporation and By-
   Laws...................................................................  59
  Rights Agreements.......................................................  59
    Inland Rights Agreement...............................................  59
    Ryerson Tull Rights Agreement.........................................  62
  Sale of Assets..........................................................  64
  General Antitakeover Effects............................................  65
  Liability and Indemnification of Officers and Directors.................  65
ADDITIONAL INFORMATION....................................................  67
  Deadline for Stockholder Proposals Has Passed...........................  67
  Legal Matters...........................................................  67
  Experts.................................................................  67
  Where You Can Find More Information.....................................  68
  Forward-Looking Statements..............................................  70
UNAUDITED PRO FORMA FINANCIAL INFORMATION.................................  71
ANNEXES:
A--Agreement and Plan of Merger........................................... A-1
B--Fairness Opinion of Morgan Stanley & Co. Incorporated.................. B-1

                                    SUMMARY

  This summary highlights some of the information contained elsewhere or incorporated by reference in this proxy statement/prospectus. It does not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers you before you vote.

The Companies

Inland Steel Industries, Inc.
30 West Monroe Street
Chicago, Illinois 60603
(312) 346-0300

  Inland Steel Industries, Inc. is a holding company whose assets consist primarily of the Ryerson Tull class B common stock, which represents approximately 87% of the economic interest, and approximately 96% of the voting power, in Ryerson Tull.

  On July 16, 1998, Inland sold its other major subsidiary, Inland Steel Company, to Ispat International N.V. Inland used the net proceeds from the ISC/Ispat transaction, together with a portion of its cash, to repay indebtedness, redeem preferred stock and repurchase shares of Inland common stock. Inland agreed to indemnify Ispat for losses in connection with the ISC/Ispat transaction, subject, in most cases, to a maximum of $90 million in the aggregate. Inland and its affiliates also are generally prohibited from engaging in activities that compete with ISC's current operations through July 2003. See "The Companies--Inland Steel Industries, Inc.--ISC/Ispat Transaction."

Ryerson Tull, Inc.
2621 West 15th Place
Chicago, Illinois 60608
(773) 762-2121

  Ryerson Tull is the largest metals service center in the United States based on sales revenue, with 1997 sales of $2.8 billion. Ryerson Tull has a current U.S. market share of approximately 10%, based on its analysis of data prepared by the Steel Service Center Institute. Ryerson Tull distributes and processes metals and other materials throughout the continental United States and is among the largest purchasers of steel in the United States.

What You Will Receive in the Merger

  You will receive 0.61 shares of Inland common stock for each share of Ryerson Tull class A common stock that you own on the date of the merger. Instead of issuing fractional shares of Inland common stock, Inland will pay cash based on an average of the closing prices per share of Inland common stock for ten New York Stock Exchange trading days preceding the date of the merger.

Material Federal Income Tax Considerations

  Because the merger should be treated as an exchange of Ryerson Tull class A common stock for Inland common stock, you should not be taxed on the merger except for any cash you receive in lieu of fractional shares. See "The Merger Agreement and the Merger--Material Federal Income Tax Considerations."

Market Prices of Inland Common Stock and Ryerson Tull Class A Common Stock on Important Dates

  Shares of Inland common stock are traded on the New York Stock Exchange under the symbol "IAD," and shares of Ryerson Tull class A common stock are traded on the New York Stock Exchange under the symbol "RT." The following table provides the closing per share sales prices of Inland common stock and Ryerson Tull class A common stock, as reported on the New York Stock Exchange Composite Tape, on:

  . March 16, 1998--the last business day before Inland announced its original intent to merge with or acquire Ryerson Tull;

  . October 14, 1998--the last business day before Inland and Ryerson Tull announced the terms of the merger;

  . October 27, 1998--the last business day before the merger agreement was signed; and

  . January 26, 1999.

                                      Inland                                          Ryerson Tull
                                      Common                                            Class A
  Date                                 Stock                                          Common Stock
  ----                                ------                                          ------------
March 16, 1998                        $23 3/8                                           $18 1/8
October 14, 1998                       18 3/8                                            10 5/16
October 27, 1998                       18 3/8                                            11 3/8
January 26, 1999                       14 1/2                                             9

How You Will Benefit from the Merger

  You will benefit from the merger because the proposed merger:

  . provides you with a larger, more active trading market for your securities; and

  . gives you more voice in matters submitted to stockholders by eliminating the Ryerson Tull class B common stock.

Ryerson Tull's Reason for the Merger

  Ryerson Tull believes that the merger will make it easier for the combined company to use equity securities instead of cash to acquire other metals distribution and processing companies. Although using equity securities to make acquisitions will dilute your percentage ownership of the combined company, it permits the combined company to use its cash for other purposes, including paying operating expenses, reducing the combined company's need to borrow money.

Inland's Reasons for the Merger

  Inland believes that the combined company and its stockholders can benefit from the merger because the proposed merger:

  . simplifies Inland's financial reporting structure;

  . produces a single, publicly traded entity with a consolidated stockholder base which more accurately reflects the ownership structure and assets of the combined company; and

  . eliminates redundant costs.

No Appraisal Rights

  You are not entitled to dissenters' or appraisal rights in connection with the merger.

Exchange of Stock Certificates

  Promptly after the merger, Harris Trust and Savings Bank will send you a letter of transmittal for you to use in exchanging your Ryerson Tull class A common stock certificates for Inland common stock certificates. You should not send in your Ryerson Tull class A common stock certificates until you receive the letter of transmittal. See "The Merger Agreement and

Comparative Rights of Inland Stockholders and Ryerson Tull Stockholders

  Although Inland and Ryerson Tull are Delaware corporations and many of your rights as a stockholder of Inland will be the the Merger--Conversion of Stock, Stock Options and Other Awards."


same as your rights as a stockholder of Ryerson Tull class A common stock, there are several important differences. The following table summarizes those differences:


                                      Inland                         Ryerson Tull
                         --------------------------------  --------------------------------
Voting Rights            Holders of Inland common stock    Holders of Ryerson Tull class A
                         have one vote per share.          common stock have one vote per
                                                           share, while holders of Ryerson
                                                           Tull class B common stock have
                                                           four votes per share.
Removal of Directors by  Upon the vote of a majority of    Only for "cause" upon the vote
Stockholders             the shares of common stock.       of at least 80% of the voting
                                                           power of Ryerson Tull's class A
                                                           common stock and class B common
                                                           stock voting together.
Independent Directors    No.                               Yes, at least one-third of
Required                                                   directors must be "independent
                                                           directors." Affirmative vote of
                                                           a majority of independent
                                                           directors is required to approve
                                                           some transactions.
Sale of Assets           Approval of not less than two-    Approval of a majority of the
                         thirds of the voting power of     voting power of Ryerson Tull's
                         outstanding capital stock         outstanding capital stock
                         required to approve the sale of   required to approve the sale of
                         all or substantially all of       all or substantially all of
                         Inland's assets.                  Ryerson Tull's assets.
Classified Board of      No.                               Yes, three classes, with one
Directors                                                  class elected each year.

  See "Comparative Rights of Inland Stockholders and Ryerson Tull
Stockholders."

Comparative per Share Data

  The following table summarizes certain (1) historical financial information,
(2) the historical information adjusted for the repurchase of Inland common stock in the tender offer, the repurchase of Inland common stock in open market purchases, adjustments related to the ISC/Ispat transaction, the redemption of all outstanding shares of Inland series E preferred stock and the liquidation of the ESOP notes and the subordinated voting note, and (3) unaudited pro forma and equivalent pro forma financial information on a per share basis. The unaudited pro forma financial data assumes that the merger was consummated January 1, 1997, and gives effect to the merger as a purchase under generally accepted accounting principles. The unaudited pro forma per share data for Inland are based upon the number of outstanding shares of Inland common stock adjusted to include the number of shares of Inland common stock that would be issued in the merger. The unaudited equivalent pro forma per share data for Ryerson Tull are based on the unaudited pro forma amounts per share for Inland multiplied by the exchange ratio of 0.61.

  The information set forth below is qualified in its entirety by reference to, and should be read in conjunction with, the historical consolidated financial data of Inland and Ryerson Tull incorporated by reference herein and the pro forma condensed combined financial data of Inland and Ryerson Tull included herein.

                                           Nine Months Ended
                                             September 30,      Year Ended
                                                 1998        December 31, 1997
                                           ----------------- -----------------
Inland:
Income per share from continuing
 operations:
  Basic:
    Historical............................      $ 0.79            $ 1.13
    Historical, as adjusted...............        2.17              3.36
    Pro forma.............................        2.08              3.26
  Diluted:
    Historical............................        0.75              1.08
    Historical, as adjusted...............        2.16              3.35
    Pro forma.............................        2.07              3.25
Book value per share:
    Historical............................       26.57             17.27
    Historical, as adjusted...............       26.73             24.62
    Pro forma.............................       25.72             23.86
Cash dividends per share:
    Historical............................        0.15              0.20
    Pro forma.............................        0.15              0.20
Ryerson Tull:
Income per share from continuing
 operations:
    Historical--basic and diluted.........      $ 0.92            $ 1.60
    Equivalent pro forma--basic...........        1.27              1.99
    Equivalent pro forma--diluted.........        1.26              1.98
Book value per share:
    Historical............................       11.81             10.88
    Equivalent pro forma..................       15.69             14.55
Cash dividends per share:
    Historical............................         --                --
    Pro forma.............................         --                --

The Meeting

  The meeting will be held on Thursday, February 25, 1999 at 30 West Monroe Street, 13th Floor, Chicago, Illinois, at 2:00 p.m. Chicago time. At the meeting, you will be asked to consider and vote upon the merger.

  Inland holds shares of Ryerson Tull which represent approximately 96% of the voting power of Ryerson Tull. Inland intends to vote in favor of the merger, and therefore the merger will be approved. Your approval is not necessary to approve the merger.

The Merger Agreement and the Merger

Recommendations of the Board of Directors

  Ryerson Tull's Board of Directors formed a special committee to consider the proposed merger, negotiate with Inland and recommend to Ryerson Tull's Board of Directors whether to accept or reject the terms of the merger. This special committee is made up of the four independent directors of the Ryerson Tull Board of Directors and is called the "Independent Directors Committee."

  Both the Independent Directors Committee and the full Ryerson Tull Board of Directors have determined that the merger is fair to, and in the best interests of, Ryerson Tull and its stockholders, other than Inland. The Independent Directors Committee unanimously approved the merger and recommended to the Ryerson Tull Board of Directors that they:

  . approve the merger; and

  . recommend that Ryerson Tull's stockholders vote to approve the merger at the meeting.

  The Ryerson Tull Board of Directors unanimously approved the merger and determined its advisability, and recommends that you vote to approve the merger at the meeting. See "The Merger Agreement and the Merger--Background of the Merger" and "The Merger Agreement and the Merger--Reasons for the Merger; Recommendations of the Board of Directors."

Interests of Ryerson Tull Directors and Officers in the Merger that are Different from Your Interests

  Some of the members of the Ryerson Tull Board of Directors and some of Ryerson Tull's executive officers have personal interests in the merger.

  . Directors and officers of Ryerson Tull own shares of Ryerson Tull class A common stock and Inland common stock.

  . The directors of Ryerson Tull, other than Robert J. Darnall, will become directors of Inland.

  . Executive officers of Ryerson Tull will become executive officers of Inland.

  . The independent directors of Ryerson Tull will receive shares of Ryerson
    Tull class A common stock for serving on the Independent Directors
    Committee.

  . The options to purchase Ryerson Tull class A common stock held by officers of Ryerson Tull will become options to purchase Inland common stock, subject to adjustment to reflect the exchange ratio.

  . Robert J. Darnall, James A. Henderson and Jean-Pierre Rosso, who are currently Ryerson Tull directors, are also Inland directors.

  These interests are described under "The Merger Agreement and the Merger-- Interests of Certain Persons in the Merger" and "Business and Management-- Management and Operations After the Merger."

  The Independent Directors Committee and the full Ryerson Tull Board of Directors were aware of these interests and considered them when they approved the merger.

Opinion of the Financial Advisor to the Independent Directors Committee

  Morgan Stanley & Co. Incorporated delivered to the Independent Directors Committee its written opinion dated October 27, 1998, stating as of that date and based upon the factors and assumptions described in their opinion that the exchange ratio pursuant to the merger agreement is fair from a financial point of view to holders of shares of Ryerson Tull class A common stock, other than shares owned by Inland or any direct or indirect subsidiary of Inland. Their opinion is attached to this proxy statement/prospectus as Annex B. You should read it completely to understand the assumptions made, matters considered and limitations of the review made by Morgan Stanley in providing their opinion.

What We Need to Do to Complete the Merger

  The completion of the merger depends on the absence of any injunction or legal restraint blocking the merger or government proceedings trying to block the merger, and other conditions which are sure to be satisfied.

  Inland and Ryerson Tull can decide to complete the merger even though conditions have not been met. As of the date of this proxy statement/prospectus, neither Inland nor Ryerson Tull expects that any conditions will be waived. The approval of Inland's stockholders is not required, and Inland is not seeking the approval of the merger from its stockholders. See "The Merger Agreement and the Merger--Conditions to Completion of the Merger."

Termination of the Merger Agreement

  Inland and Ryerson Tull can agree to terminate the merger agreement at any time without completing the merger, even if the Ryerson Tull stockholders have approved it, but only if at least two-thirds of the Independent Directors Committee agrees.

  Also, either Inland or Ryerson Tull can, without the consent of the other, terminate the merger agreement if:

  . a court has prohibited the merger and no appeal is possible;

  . the merger is not completed by March 31, 1999, unless the failure is due to a violation of the merger agreement by the party that wants to terminate the merger; or

  . the other party breaches the merger agreement (and does not correct the breach promptly) in a way that would entitle the party that wants to terminate the merger to not complete the merger, if that party has not materially breached the merger agreement.

  Two-thirds of the Independent Directors Committee must approve Ryerson Tull's decision to terminate in the first and second cases above. In the last case, only the Independent Directors Committee can decide to terminate the merger on behalf of Ryerson Tull.

  In addition, the Independent Directors Committee on behalf of Ryerson Tull can terminate the merger agreement if they determine they can no longer recommend the merger. See "The Merger Agreement and the Merger--Termination of the Merger Agreement."

Modifying or Amending the Merger Agreement

  Inland and Ryerson Tull can amend the merger agreement, and each can waive its right to require the other to comply with the merger agreement, where the law allows. However, neither may do so without the approval of the affected stockholders after the Ryerson Tull stockholders approve the merger, if the amendment or waiver reduces or changes the consideration that will be received by holders of Ryerson Tull class A common stock. Both a majority of the Ryerson Tull Board of Directors and at least two-thirds of the Independent Directors Committee must approve any modification or amendment of the merger agreement.

Expenses

  Inland and Ryerson Tull will each pay its own expenses, except that Inland and Ryerson Tull will evenly divide the costs and expenses that they incur in printing and mailing this document and the registration fees paid to the Securities and Exchange Commission.

Management After the Merger

  At the effective time of the merger, the Inland Board of Directors will be made up of the directors who are currently on the Ryerson Tull Board of Directors, other than Robert J. Darnall, and it is expected that the executive officers of Ryerson Tull will become the executive officers of Inland following the merger. A new director will also be appointed to the Inland Board of Directors. See "Business and Management--Management and Operations After the Merger."

Name Change

  Shortly after the merger, Ryerson Tull will merge with Inland and Inland will change its name to "Ryerson Tull, Inc." Following that merger, the shares of Inland common stock will trade on the New York Stock Exchange under the symbol "RT."

Selected Historical Financial Information of Inland

  The following table sets forth selected consolidated financial information of Inland. On July 16, 1998, Inland filed a Current Report on Form 8-K with the Securities and Exchange Commission which presents the results of ISC as results from discontinued operations. Consolidated statement of operations information for the years ended December 31, 1997, 1996 and 1995 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto appearing in the Form 8-K incorporated by reference herein. The statement of operations data for the years ended December 31, 1994 and 1993 has been derived from other unaudited financial statements that have been adjusted to reflect the results of ISC as results from discontinued operations. Balance sheet information for each of the five years has been derived from audited financial information which includes the assets and liabilities of ISC.

  The statement of operations data for the nine-month periods ended September 30, 1998 and 1997 and the balance sheet as of September 30, 1998 are derived from unaudited consolidated interim financial statements appearing in Inland's Quarterly Report on Form 10-Q for the nine months ended September 30, 1998 incorporated by reference herein. In the opinion of Inland, this data reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and financial condition for such periods. Results for interim periods should not be considered as indicative of results for any other periods or for the year.

                                         Inland Steel Industries, Inc.
                         --------------------------------------------------------------
                           For the nine
                           months ended
                           September 30,         For the year ended December 31,
                         ----------------- --------------------------------------------
                           1998     1997     1997     1996     1995     1994     1993
                         -------- -------- -------- -------- -------- -------- --------
                                      (in millions, except per share data)
Net sales............... $2,154.3 $2,117.3 $2,804.0 $2,407.9 $2,464.0 $2,211.2 $1,903.1
Income from continuing
 operations.............     42.1     48.7     64.5     78.1     77.7     53.5     22.1
Basic income per common
 share from continuing
 operations.............     0.79     0.86     1.13     1.42     1.24     0.58    (0.28)
Diluted income per
 common share from
 continuing operations..     0.75     0.81     1.08     1.34     1.18     0.54    (0.28)
Weighted average common
 shares outstanding--
 Basic..................     45.4     48.9     48.9     48.8     47.3     43.1     35.5
Weighted average common
 shares outstanding--
 Diluted................     48.3     52.1     51.9     51.8     50.5     46.6     35.5
Cash dividends per
 common share........... $   0.15 $   0.15 $   0.20 $   0.20 $   0.20      --       --

                                                       December 31,
                         September 30, --------------------------------------------
                             1998        1997     1996     1995     1994     1993
                         ------------- -------- -------- -------- -------- --------
                                               (in millions)
Total assets............   $1,488.7    $3,646.5 $3,541.6 $3,558.3 $3,353.4 $3,435.8
Long-term debt and
 redeemable preferred
 stock, less current
 maturities.............      331.5       704.9    773.2    784.5    890.9    962.1
Stockholders' equity....      618.5       900.1    789.0    748.6    509.2    397.6

Selected Historical Financial Information of Ryerson Tull

  The following table sets forth selected consolidated financial information of Ryerson Tull. Consolidated statement of operations information for the years ended December 31, 1997, 1996 and 1995 has been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto appearing in Ryerson Tull's Annual Report on Form 10-K for the year ended December 31, 1997 incorporated by reference herein. The statement of operations data for the years ended December 31, 1994 and 1993 are derived from other audited financial statements. Balance sheet information for each of the five years has been derived from audited financial information.

  The statement of operations data for the nine-month periods ended September 30, 1998 and 1997 and the balance sheet as of September 30, 1998 are derived from unaudited consolidated interim financial statements appearing in Ryerson Tull's Quarterly Report on Form 10-Q for the nine months ended September 30, 1998 incorporated by reference herein. In the opinion of Ryerson Tull, this data reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and financial condition for such periods. Results for interim periods should not be considered as indicative of results for any other periods or for the year.

  In the second quarter of 1996, Inland undertook a recapitalization involving Ryerson Tull. As part of the recapitalization, Ryerson Tull exchanged existing shares of Ryerson Tull common stock, all of which were owned by Inland, for 34,000,000 shares of Ryerson Tull class B common stock. Ryerson Tull also sold 5,200,000 shares of Ryerson Tull class A common stock in a public offering. Ryerson Tull used a portion of its cash and the net proceeds of the offering to pay a $445.9 million dividend to Inland.

                                               Ryerson Tull, Inc.
                         --------------------------------------------------------------
                           For the nine
                           months ended
                           September 30,         For the year ended December 31,
                         ----------------- --------------------------------------------
                           1998     1997     1997     1996     1995     1994     1993
                         -------- -------- -------- -------- -------- -------- --------
                                      (in millions, except per share data)
Net sales............... $2,128.8 $2,106.4 $2,789.5 $2,394.0 $2,450.1 $2,197.5 $1,893.3
Income from continuing
 operations.............     36.3     47.0     62.8     63.3     88.5     53.3     26.7
Basic income per common
 share from continuing
 operations.............     0.92     1.20     1.60     1.72     2.60     1.57     0.79
Diluted income per
 common share from
 continuing operations..     0.92     1.20     1.60     1.72     2.60     1.57     0.79
Weighted average common
 shares outstanding--
 Basic..................     39.3     39.3     39.3     36.7     34.0     34.0     34.0
Weighted average common
 shares outstanding--
 Diluted................     39.5     39.3     39.3     36.7     34.0     34.0     34.0
Cash dividends per
 common share...........      --       --       --       --       --       --       --

                                                      December 31,
                            September 30, ------------------------------------
                                1998        1997    1996   1995   1994   1993
                            ------------- -------- ------ ------ ------ ------
                                              (in millions)
Total assets...............   $1,274.7    $1,177.3 $932.2 $972.6 $891.3 $828.3
Long-term debt, less
 current maturities........      257.0       257.0  263.2   18.9   23.6   28.2
Stockholders' equity.......      464.6       427.5  364.4  668.5  580.0  526.7

Pro Forma Financial Statements of Inland

  The following describes the effect of the merger on Inland's unaudited pro forma income statements for the nine months ended September 30, 1998 and the year ended December 31, 1997 and its unaudited pro forma balance sheet as of September 30, 1998, based on the historical consolidated financial statements of Inland and Ryerson Tull under the assumptions and reflecting the adjustments described below.

  Ryerson Tull is a majority-owned subsidiary which is fully consolidated into the results of Inland. The pro forma adjustments reflect the elimination of the minority interest and adjustments required for the application of purchase accounting discussed below. The pro forma presentation also reflects the ISC/Ispat transaction, the repurchase of Inland common stock in the tender offer, the repurchase of Inland common stock in open market purchases, adjustments related to the ISC/Ispat transaction, the redemption of all outstanding shares of Inland series E preferred stock and the liquidation of the ESOP notes and the subordinated voting note. The pro forma condensed financial statements and the accompanying notes should be read in conjunction with the historical financial statements and related notes of Inland and Ryerson Tull, incorporated by reference herein.

  The pro forma condensed consolidated financial statements are provided for informational purposes only and do not purport to represent what Inland's financial position and results of operations would actually have been had the merger and other pro forma adjustments in fact occurred at the dates indicated.

  The unaudited pro forma condensed consolidated statement of operations and condensed consolidated balance sheet of Inland illustrate the estimated effects of the merger as if that transaction had occurred for the statement of operations presentation as of January 1, 1997, and for the balance sheet presentation as of September 30, 1998. The entire unaudited pro forma financial statements are set forth under "Unaudited Pro Forma Financial Information."

  For financial accounting purposes, the acquisition of the minority interest of Ryerson Tull will be accounted for using the purchase method of accounting. Accordingly, Ryerson Tull's assets and liabilities, to the extent they relate to the minority interest acquired, will be adjusted to reflect their fair values. For the pro forma presentation, the entire adjustment was made to property, plant & equipment. The application of the final purchase price will therefore differ from that set forth herein once final asset and liability valuations have been performed.

                                          Inland Steel Industries, Inc.
                         ----------------------------------------------------------------
                                      Pre-merger                    Merger
                                       Pro Forma    Historical,    Pro Forma
                         Historical Adjustments (a) as adjusted Adjustments (a) Pro Forma
                         ---------- --------------- ----------- --------------- ---------
                                       (in millions, except per share data)
Consolidated Income
 Statement Data
 (nine months ended
  September 30, 1998)
Net sales...............  $2,154.3      $   --       $2,154.3       $  --       $2,154.3
Income from continuing
 operations.............      42.1          5.3 (b)      47.4          4.9(g)       52.3
Earnings per share from
 continuing operations:
  Basic.................  $   0.79          --       $   2.17          --       $   2.08
  Diluted...............      0.75          --           2.16          --           2.07
Consolidated Income
 Statement Data
 (year ended December
  31, 1997)
Net sales...............  $2,804.0      $   --       $2,804.0       $  --       $2,804.0
Income from continuing
 operations.............      64.5          8.4 (b)      72.9          8.4(g)       81.3
Earnings per share from
 continuing operations:
  Basic.................  $   1.13          --       $   3.36          --       $   3.26
  Diluted...............      1.08          --           3.35          --           3.25
Consolidated Balance
 Sheet Data
 (as of September 30,
  1998)
Total assets............  $1,488.7      $(126.1)(c)  $1,362.6       $ (1.3)(h)  $1,361.3
Total current
 liabilities............     313.5        (18.8)(d)     294.7          --          294.7
Total long-term
 liabilities............     493.6        (74.5)(e)     419.1          --          419.1
Total stockholders'
 equity.................     618.5        (32.8)(f)     585.7         61.8(i)      647.5

--------
(a) Detailed explanations of the pre-merger and merger pro forma adjustments may be found under "Unaudited Pro Forma Financial Information."
(b) To reflect an increase in income from continuing operations due to the after-tax impact of reduced interest expense.
(c) To reflect a reduction in cash due to termination of the ESOP, adjustments related to the ISC/Ispat transaction and Inland common stock repurchases, $124.2, and a reduction of a receivable as a result of the ISC/Ispat transaction adjustment, $1.9.
(d) To reflect a decrease in current liabilities related to income taxes payable, $4.9, accrued salaries and wages, $1.6, the ESOP interest payable, $0.8, and the current portion of the ESOP notes payable, $11.5.
(e) To reflect a decrease in the long-term debt due to repayment of the ESOP notes.
(f) To reflect a decrease in stockholders' equity due to the termination of ESOP, $39.3, net favorable adjustments related to the ISC/Ispat transaction, $15.6, and the repurchase of Inland common stock, $9.1.
(g) To reflect the elimination of the previously recorded minority interest.
(h) To reflect an estimated adjustment related to the application of purchase accounting.
(i) To reflect the issuance of additional shares of Inland common stock as a result of the merger.

                                  RISK FACTORS

  Holders of Ryerson Tull class A common stock should consider carefully the factors set forth below as well as the other information contained in this proxy statement/prospectus.

Because the Exchange Ratio is Fixed, You May Not Receive a Premium at the Time of the Merger

  The merger agreement does not permit the parties to terminate the merger or adjust the exchange ratio just because the market value of a share of Ryerson Tull class A common stock is other than the market value of 0.61 shares of Inland common stock. Although this exchange ratio reflected a premium to be paid to holders of Ryerson Tull class A common stock as of October 14, 1998, the last day before Inland and Ryerson Tull announced the terms of the merger, the market value of a share of Ryerson Tull class A common stock could be equal to or greater than the market value of 0.61 shares of Inland common stock at the effective time of the merger.

Inland's Liabilities, Which Did Not Affect You Before the Merger was Announced, Now Affect You

  Inland has agreed to indemnify Ispat for various losses, should they arise, in connection with the ISC/Ispat transaction. These obligations may adversely affect the value of the Inland common stock you receive in the merger. While Inland's indemnification obligation for most of the losses is limited to $90 million in the aggregate, some of Inland's indemnification obligations are not limited. At present, as a subsidiary of Inland, Ryerson Tull generally is not responsible for the liabilities of Inland, unless Ryerson Tull expressly agrees to be responsible. Prior to the signing of the merger agreement, the value of your investment in Ryerson Tull was not, therefore, generally affected by the nature or amount of Inland's liabilities. As a stockholder of Inland, the value of your investment will be affected directly by Inland's liabilities and indirectly by Ryerson Tull's liabilities.

                                 THE COMPANIES

Inland Steel Industries, Inc.

  Inland is a holding company whose principal asset is 100% of the outstanding shares of the Ryerson Tull class B common stock. The Ryerson Tull class B common stock represents approximately 87% of the economic interest, and approximately 96% of the voting power, in Ryerson Tull. Ryerson Tull represents 99% of the consolidated operating revenues, the consolidated operating income and the operating assets of Inland. For a brief description of Ryerson Tull's business, see "--Ryerson Tull, Inc." below. Inland also holds cash and a note receivable from Ryerson Tull. Inland is also the sole stockholder of Inland International, Inc., through which Inland conducts its international operations.

  Additional information concerning Inland and its subsidiaries is included in the Inland documents filed with the Securities and Exchange Commission and incorporated herein by reference. See "Additional Information--Where You Can Find More Information."

ISC/Ispat Transaction

  On July 16, 1998, ISC, a wholly owned subsidiary of Inland that constituted the steel manufacturing and related operations segment of Inland's consolidated operations, merged into a subsidiary of Ispat in the ISC/Ispat transaction pursuant to an agreement and plan of merger dated as of May 27, 1998 and became a wholly owned subsidiary of Ispat. Pursuant to the merger, Inland received approximately $1.1 billion in cash in exchange for the outstanding common stock and preferred stock of ISC and in connection with the repayment of intercompany debt of ISC held by Inland. As a result of certain post-closing balance sheet and net worth adjustments agreed upon by the parties under the ISC/Ispat merger agreement, Inland's after-tax gain on the transaction is expected to be reduced by approximately $4 million.

  Pursuant to the ISC/Ispat merger agreement, Inland agreed to indemnify Ispat for losses, if they should arise, exceeding certain minimum amounts in connection with breaches of representations and warranties contained in the ISC/Ispat merger agreement and for expenditures and losses, if they should arise, relating to certain environmental liabilities exceeding, in most instances, minimum amounts. The maximum liability for which Inland can be responsible with respect to such obligations is $90 million in the aggregate. There are also certain other covenant commitments made by Inland contained in the ISC/Ispat merger agreement which are not subject to a maximum amount. In general, Ispat must make indemnification claims with respect to breaches of representations and warranties prior to March 31, 2000; however, claims relating to breaches of representations and warranties related to tax matters and certain organizational matters must be made within 90 days after the expiration of the applicable statute of limitations, and claims with respect to breaches of representations and warranties related to environmental matters must be made prior to July 16, 2003. Ispat has advised Inland of certain environmental expenses which Ispat has incurred, but they are below the minimum indemnification thresholds of the ISC/Ispat merger agreement and Inland has not made any indemnification payments to Ispat. Inland has purchased environmental insurance with coverage up to $90 million payable directly to Ispat and ISC. The insurance is expected to cover substantially the same environmental matters for which Inland has agreed to indemnify Ispat.

  As part of the ISC/Ispat transaction, the Inland Steel Industries Pension Plan (the "ISC Pension Plan"), in which employees of both ISC and Inland participated, was transferred to ISC. Inland's remaining employees that formerly had participated in the ISC Pension Plan became participants in Ryerson Tull's pension plan. The ISC Pension Plan has unfunded benefit liabilities on a termination basis, as determined by the Pension Benefit Guaranty Corporation, an agency of the U.S. government. As a condition to completing the ISC/Ispat transaction, Ispat, ISC, Ryerson Tull and Inland entered into an agreement with the Pension Benefit Guaranty Corporation to provide certain financial commitments to reduce the underfunding of the ISC Pension Plan and to secure ISC Pension Plan unfunded benefit liabilities on a termination basis. These requirements include a Ryerson Tull guaranty of $50 million, for five years, of the obligations of Ispat and ISC to the Pension Benefit Guaranty Corporation in the event of a distress or involuntary termination of the ISC Pension Plan. The guaranty is included in the $90 million limit on Inland's indemnification obligations.

  The ISC/Ispat merger agreement prohibits Inland and its material subsidiaries from entering into or permitting the sale of all or substantially all the assets of Inland or any of its material subsidiaries, any acquisition of a majority of the capital stock of Inland or any of its material subsidiaries by any person, or any merger, consolidation, reorganization, spin-off, split-up, recapitalization or similar transaction involving Inland or any of its material subsidiaries, or paying or declaring any extraordinary dividend (other than the distribution by Inland of the proceeds of the ISC/Ispat transaction) without the written consent of Ispat, except where, subject to certain conditions, the net worth of Inland or any successor to Inland after any such transaction would be equal to or greater than the net worth of Inland prior to such transaction. Inland has committed to use its reasonable efforts to ensure that any counterparty to any transaction referred to in the preceding sentence expressly assumes Inland's indemnification obligations under the ISC/Ispat merger agreement. The merger between Ryerson Tull and RT Merger Sub will neither violate any of the prohibitions nor trigger any of the commitments set forth in this provision of the ISC/Ispat merger agreement, and Ispat's approval is therefore not required in connection with the merger.

  Inland has agreed that, prior to July 16, 2003, it will not engage in the manufacture, processing, sale, marketing or distribution of steel products or any other business conducted by ISC as of the date of the ISC/Ispat merger agreement anywhere in the world that competes in any material respect with the business conducted by ISC as of the date of the ISC/Ispat merger agreement. The ISC/Ispat merger agreement does not, however, restrict Inland's ability to own or conduct its other existing businesses, including the steel service, distribution and material processing businesses conducted by Ryerson Tull, or from expanding such businesses, so long as no such expansion includes, directly or through the ownership of an equity interest in any person, any business engaged in steel manufacturing or steel manufacturing assets, except that Inland may acquire an interest in any business (the "Acquired Business") some or all of the operations of which would otherwise violate the foregoing provisions (the "Competing Operations"), so long as the annual revenues attributed to the Competing Operations do not exceed 20% of the annual revenues of the Acquired Business or, if they do, the acquiring entity divests itself of the Competing Operations as soon as practicable, but no later than 12 months after such acquisition.

  Inland agreed under the ISC/Ispat merger agreement to remove the word "Inland" from its name by November 16, 1998 (since extended as described below) and to discontinue use of the red diamond logo by January 16, 1999, while Ispat agreed not to unreasonably withhold its consent to a reasonable extension of such deadlines if Inland commenced actions reasonably calculated to change its name and to discontinue its use of the red diamond logo as promptly as practicable. Inasmuch as Inland has announced its intention to merge Ryerson Tull into Inland promptly after the effective time of the merger and to change Inland's name to "Ryerson Tull, Inc." in that merger, Ispat has agreed to extend the deadline for the change of name. Inland and Ryerson Tull are phasing out their use of the red diamond logo and have requested an extension of the January 16 deadline from Ispat. Neither Inland nor Ryerson Tull anticipate that Ispat will object to a reasonable extension of the deadline.

  On November 1, 1998, Robert J. Darnall, Inland's Chairman, President and Chief Executive Officer, resigned the positions of President and Chief Executive Officer. On December 17, 1998, Ispat announced that Mr. Darnall had been appointed as President and Chief Executive Officer of Ispat North America Inc.

Use of ISC/Ispat Transaction Proceeds

  On July 17, 1998, Inland used $56.3 million of the proceeds of the ISC/Ispat transaction to redeem 1,145,394 shares of its series E ESOP convertible preferred stock, at a price per share of $48.946 plus accrued and unpaid dividends (these shares were held in an employee stock ownership plan for the benefit of employees remaining with ISC following the completion of the ISC/Ispat transaction).

  On July 20, 1998, Inland commenced a tender offer to repurchase a portion of its outstanding shares. On August 5, 1998, Greenway Partners, L.P. and related parties filed suit in the Delaware Chancery Court seeking to enjoin Inland from consummating the tender offer. Greenway alleged that, given the number of shares of Inland common stock that it owned, the size of the tender offer and the terms of the Inland rights agreement, Greenway was coerced into tendering its shares of Inland common stock in the tender offer or risk being declared an "adverse person" by Inland's Board of Directors, which would trigger the separation of the rights under Inland's rights agreement. The court denied Greenway's request for a temporary restraining order, and Greenway tendered all of its Inland common stock into the offer. Greenway has reserved its rights to seek appropriate remedies, including rescission of the purchase of its approximately 2.9 million shares of Inland common stock or damages. It is unclear what measure of damages, if any, the court would apply in the case. If Greenway is successful in its suit, Inland does not anticipate that other stockholders who participated in the tender offer would be entitled to rescission or damages. On August 24, 1998, Inland purchased approximately 26.5 million shares of Inland common stock at a price of $30.00 per share, $794.5 million in total, pursuant to the tender offer.

  On August 3, 1998, Inland used approximately $114 million to prepay its 10.23% subordinated voting notes held by Nippon Steel Corporation.

  Through October 2, 1998, Inland repurchased approximately 1.8 million shares of Inland common stock for an aggregate of $35.1 million under stock repurchase programs.

  On November 9, 1998, Inland redeemed the remaining 1.8 million shares of series E ESOP convertible preferred stock at a price of $48.946 per share plus accrued and unpaid dividends for an aggregate of $90.9 million. On November 10, 1998, the related ESOP notes were repaid with $63.4 million from the ESOP trust (representing the proceeds from the redemption of series E ESOP convertible preferred stock that had not been allocated to participants' accounts) and $39.7 million from Inland.

Sale of Inland Engineered Materials Corporation

  On November 17, 1998, Inland sold Inland Engineered Materials Corporation, a wholly owned subsidiary of Inland whose subsidiaries produced metal powders, powdered metal components and electrical device components, for approximately $29 million in cash.

Fourth Quarter Results

  On January 25, 1999, Inland reported net income of $11.1 million, or $0.46 per diluted share, for the fourth quarter of 1998, compared to net income of $17.7 million, or $0.30 per diluted share, for the fourth quarter of 1997. Inland earned $5.6 million, or $0.22 per diluted share, from continuing operations and recognized an extraordinary after-tax loss of $10.1 million from the redemption of its ESOP notes. For the fourth quarter of 1998, Inland reported net sales of $628.5 million, compared to net sales of $686.7 million for the fourth quarter of

1997. For 1998, net income totaled $550.9 million, or $13.02 per diluted share, and Inland earned $47.7 million, or $0.99 per diluted share, from continuing operations and $13.8 million, or $0.33 per diluted share, from discontinued operations. Inland's 1998 net income included a $510.8 million after-tax gain from the sale of ISC and an extraordinary after-tax loss of $21.4 million from prepaying its 10.23% subordinated voting notes and repaying the ESOP notes.

Ryerson Tull, Inc.

  Ryerson Tull is the sole stockholder of Ryerson and Tull. Ryerson Tull has a single business segment, which is comprised of Ryerson and Tull, leading steel service, distribution and materials processing organizations. Ryerson Tull also owns 50% of Ryerson de Mexico, a joint venture general line metals service center and processor with facilities in Mexico.

  Ryerson Tull conducts its materials distribution operations in the United States through its operating subsidiaries, Ryerson and Tull, and in Mexico through Ryerson de Mexico, and is organized into five business units along regional and product lines. Ryerson Tull is the largest metals service center in the United States based on sales revenue, with 1997 sales of $2.8 billion. Ryerson Tull has a current U.S. market share of approximately 10%, based on its analysis of data prepared by the Steel Service Center Institute. Ryerson Tull distributes and processes metals and other materials throughout the continental United States, and is among the largest purchasers of steel in the United States. In 1996, Ryerson Tull completed an initial public offering of its class A common stock at $16.00 per share representing approximately 13% of the post-offering economic interest in and approximately 4% of the post-offering voting power in Ryerson Tull.

  From time to time, Ryerson Tull considers making strategic acquisitions of companies, businesses or assets that it believes complement its operations. As of the date of this proxy statement/prospectus, Ryerson Tull does not have any binding agreement, commitment or understanding relating to any such acquisitions, except as described below.

  Additional information concerning Ryerson Tull and its subsidiaries is included in the Ryerson Tull documents filed with the Securities and Exchange Commission and incorporated herein by reference. See "Additional Information-- Where You Can Find More Information."

Purchase of Washington Specialty Metals

  On January 7, 1999, Ryerson Tull announced that it had signed a definitive agreement to purchase Washington Specialty Metals Corporation and Washington Specialty Metals, Inc., metals service centers specializing in stainless steel, for approximately $70 million in cash. Both companies, with combined 1998 sales of approximately $140 million, are wholly owned subsidiaries of Bethlehem Steel Corporation. Subject to regulatory clearances and certain closing conditions, the transaction is expected to close on January 31, 1999.

Fourth Quarter Loss

  On January 25, 1999, Ryerson Tull reported a net loss of $1.4 million, or $0.03 per share, for the fourth quarter of 1998, compared to net income of $15.8 million, or $0.40 per share, for the fourth quarter of 1997, after one-time gains recorded in the fourth quarter of 1997, due to a decline in metal prices and a slow-down in overall market demand. Ryerson Tull's average selling price for the quarter was 5.7% below the year-ago quarter and 2.2% below the third quarter. Net sales declined 8.7% on a 3.2% decline in tons shipped. Ryerson Tull's net income was $35.0 million, or $0.89 per share, for 1998, compared to $62.8 million, or $1.60 per share, in 1997, after one-time gains recorded in 1997. For 1998, net sales declined 1.3% on a 2.9% increase in tons shipped. Market share in the fourth quarter of 1998 was an estimated 10.0%, based on data from the Steel Service Center Institute. Market share for 1998 was an estimated 10.1%, compared to 10.2% for 1997.

                                  THE MEETING

Purpose of the Meeting

  At the meeting, you will be asked to consider and vote upon:

  . a proposal to approve the merger; and

  . such other business related to matters incidental to the approval of the merger as may properly be brought before the meeting.

  The Ryerson Tull Board of Directors is not aware, as of the date of mailing of this proxy statement/prospectus, of any other matters that may properly come before the meeting. If any such other matters properly come before the meeting, or any adjournment or postponement thereof, the persons named in the Ryerson Tull proxy intend to vote proxies in accordance with their best judgment on any such matters.

  The Independent Directors Committee, which was created to consider the proposed merger, negotiate with Inland and recommend to the full Ryerson Tull Board of Directors whether to accept or reject the merger, after careful consideration, unanimously recommended to the Ryerson Tull Board of Directors that the merger be approved by the stockholders of Ryerson Tull. The entire Ryerson Tull Board of Directors also carefully reviewed and considered the terms and conditions of the merger and, after receipt of the Independent Directors Committee's recommendation, concluded that the merger is in the best interests of Ryerson Tull and its stockholders. Accordingly, by a unanimous vote of the directors, the Ryerson Tull Board of Directors has approved the merger and determined its advisability, and recommends that you vote to approve the merger.

Date, Place and Time; Record Date

  The meeting is scheduled to be held on Thursday, February 25, 1999 at 2:00 p.m. Chicago time, at 30 West Monroe Street, 13th Floor, Chicago, Illinois. Holders of record of Ryerson Tull class A common stock and Ryerson Tull class B common stock at the close of business on Monday, January 4, 1999 will be entitled to notice of and to vote at the meeting. As of the record date, 5,345,187 shares of Ryerson Tull class A common stock were issued and outstanding, and 34,000,000 shares of Ryerson Tull class B common stock were issued and outstanding.

  The meeting may be adjourned or postponed to another date or place for proper purposes (including, without limitation, for the purpose of soliciting additional proxies).

Your Voting Rights

  Each stockholder of record on the record date is entitled to one vote for each share of Ryerson Tull class A common stock and four votes for each share of Ryerson Tull class B common stock held on each matter submitted to a vote at the meeting. A majority of the outstanding shares of Ryerson Tull class A common stock and Ryerson Tull class B common stock entitled to vote on a matter, counted together as a single class, represented in person or by proxy, constitutes a quorum for consideration of such matters at the meeting. If a quorum is present, the affirmative vote of at least a majority of the votes entitled to be cast by the outstanding shares of Ryerson Tull class A common stock and Ryerson Tull class B common stock, voting together as a single class, is required to approve the merger. Abstentions will therefore have the effect of votes against the merger. Inland controls 96% of the voting power of Ryerson Tull. Inland intends to vote in favor of the merger, and therefore the merger will be approved.

Giving and Revoking Your Proxy; Costs of Solicitation

  Any holder of shares of Ryerson Tull class A common stock or Ryerson Tull class B common stock may vote such stockholder's shares either in person or by duly authorized proxy. The giving of a proxy by a Ryerson Tull stockholder will not affect such stockholder's right to vote such shares if the stockholder attends the meeting and desires to vote in person. Prior to the voting of a proxy, such proxy may be revoked by the stockholder by delivering written notice of revocation to the Corporate Secretary of Ryerson Tull, by executing a subsequently dated proxy or by voting in person at the meeting. All shares represented by effective proxies on the enclosed form of proxy received by Ryerson Tull will be voted at the meeting in accordance with the terms of such proxies. If no instructions are given, the proxies will be voted FOR the approval of the merger.

  Ryerson Tull will bear the cost of the solicitation of proxies for the meeting, except that Ryerson Tull and Inland will share equally expenses incurred in connection with the printing and filing of this proxy statement/prospectus. Certain officers, directors, employees and agents of Ryerson Tull may solicit proxies by correspondence, telephone, facsimile or other electronic means, or in person, but without extra compensation. Ryerson Tull will pay to banks, brokers, nominees and other fiduciaries their reasonable charges and expenses incurred in forwarding the proxy soliciting material to their principals.

No Appraisal Rights

  Holders of Ryerson Tull class A common stock are not entitled to dissenters' or appraisal rights in connection with the merger.

                      THE MERGER AGREEMENT AND THE MERGER

  The following is a summary of the material terms of the merger agreement and is qualified in its entirety by reference to the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference.

General Description of the Merger

  The merger agreement provides that, at the effective time of the merger, RT Merger Sub will merge with and into Ryerson Tull, with Ryerson Tull continuing in existence as the surviving corporation. Each share of Ryerson Tull class A common stock issued and outstanding at the effective time of the merger (other than shares owned by Inland or any direct or indirect subsidiary of Inland, which will be canceled in the merger) will be converted into 0.61 shares of Inland common stock. All of the outstanding shares of Ryerson Tull class B common stock will be canceled in the merger. Upon consummation of the merger, Ryerson Tull will be a wholly owned subsidiary of Inland, market trading of Ryerson Tull class A common stock will cease and Ryerson Tull will take steps to terminate the registration of Ryerson Tull class A common stock under the Securities Exchange Act of 1934. After such termination, Ryerson Tull will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934.

Background of the Merger

  On March 17, 1998, Inland announced that it had signed a binding letter agreement with Ispat pursuant to which Ispat would acquire ISC, a wholly owned subsidiary of Inland that constituted the steel manufacturing and related operations segment of Inland's consolidated operations, with Inland receiving approximately $1.1 billion in cash in exchange for the outstanding common stock and preferred stock of ISC and in repayment of intercompany debt of ISC held by Inland. See "The Companies--Inland Steel Industries, Inc.--ISC/Ispat Transaction." Inland stated that it intended to distribute a significant portion of the net proceeds from the sale of ISC to its stockholders and also announced that it was considering a plan to combine Inland and Ryerson Tull into one entity subsequent to the closing of the ISC/Ispat transaction.

  On May 27, 1998, Inland announced that it had signed a definitive agreement with Ispat. Inland also reaffirmed its intention to return a significant portion of the net proceeds from the sale to the Inland stockholders through a Dutch auction tender offer for Inland common stock soon after the closing of the ISC/Ispat transaction. Inland again indicated that, following completion of the tender offer, it intended to seek to combine Inland and Ryerson Tull.

  On May 27, 1998, representatives of Inland advised the Ryerson Tull Board of Directors that, following consummation of the tender offer, Inland intended to propose a combination of Inland with Ryerson Tull. The representatives of Inland indicated at such meeting that Inland contemplated that when it made such a proposal after completion of its tender offer, Ryerson Tull's Board of Directors would form the Independent Directors Committee to negotiate such proposal on Ryerson Tull's behalf and that members of the Ryerson Tull Board of Directors who were also members of the Inland Board of Directors or who were employees of Inland and its subsidiaries (including Ryerson Tull) would not participate in the Ryerson Tull Board of Directors' deliberations regarding such proposal. The representatives of Inland further suggested that, in the interests of both companies' stockholders, the Independent Directors Committee should be formed immediately in anticipation of the receipt of a proposal from Inland to enable the Independent Directors Committee to select independent financial and legal advisors to assist the Independent Directors Committee in evaluating and negotiating a transaction with Inland and to allow such advisors to begin their due diligence investigation and evaluation of both Inland and Ryerson Tull. Following discussion of such matters by the Ryerson Tull Board of Directors, the Ryerson Tull Board of Directors formed the Independent Directors Committee, comprised of the four independent directors of the Ryerson Tull Board of Directors (Messrs. Donald S. Perkins, who had served on the Board of Directors of Inland and its predecessor from 1967 to 1997, Richard G. Cline, Jerry K. Pearlman, and Ronald L. Thompson), to select advisors and to negotiate the terms of any proposed transaction. Mr. Perkins was designated as the Chairman of the Independent Directors Committee.

  Shortly after May 27, 1998, the Independent Directors Committee retained independent legal counsel and began the process of selecting an independent financial advisor in connection with its evaluation and negotiation of a possible transaction with Inland. On June 17, 1998, the Independent Directors Committee decided to retain Morgan Stanley as its independent financial advisor.

  On July 16, 1998, the ISC/Ispat transaction was consummated. As a result, Inland's primary business became metals distribution and processing, conducted through Ryerson Tull, its majority-owned subsidiary, and its principal assets are the shares of the Ryerson Tull class B common stock that it currently holds, cash and other miscellaneous assets.

  On July 20, 1998, Inland commenced a Dutch auction tender offer for shares of Inland common stock and once again stated that it was considering combining Inland and Ryerson Tull through a merger of Ryerson Tull into Inland or a wholly owned subsidiary of Inland. Inland stated it expected that any such transaction would be negotiated with the independent directors of Ryerson Tull or a committee of such directors. At such time, however, the Inland Board of Directors had not yet determined the form or any terms of any merger between Inland and Ryerson Tull.

  On July 22, 1998, the Independent Directors Committee held an organizational meeting with its financial and legal advisors to discuss the combination proposal that was expected to be forthcoming from Inland. Shortly thereafter, the financial and legal advisors began their due diligence review of both Ryerson Tull and Inland. On August 12, 1998, representatives of Morgan Stanley and the legal advisors to the Independent Directors Committee met with senior management of Ryerson Tull to conduct due diligence on Ryerson Tull. Subsequent to this meeting, representatives of Morgan Stanley and the legal advisors to the Independent Directors Committee had numerous discussions with Ryerson Tull senior management regarding the initial due diligence findings, including Ryerson Tull's business conditions and projected operating results.

  On August 14, 1998, the Inland tender offer was completed. Inland announced that pursuant to the tender offer it would purchase 26,484,526 shares of Inland common stock from its stockholders at a price of $30 per share.

  On August 26, 1998, Inland announced that its Board of Directors had authorized the purchase of up to 2.35 million shares of Inland common stock, representing approximately 10% of the outstanding shares, in open market or private transactions. Inland stated that some cash proceeds from the ISC/Ispat transaction remained available following completion of the tender offer and that it believed that its then current market price was less than the fair value of the Inland common stock (on August 25, 1998, the day prior to such announcement, the closing price of the Inland common stock was $24.5625 per share), making Inland's purchase of its shares a good investment for Inland stockholders. Inland also announced that it was actively considering a combination proposal with Ryerson Tull pursuant to which holders of shares of Ryerson Tull class A common stock would receive Inland common stock. Inland further stated that the timing and substance of any such proposal was dependent upon a number of factors, including the relative values of Inland and Ryerson Tull stock prices in the public market and the requirement that the exchange ratio should be fair to stockholders of both Inland and Ryerson Tull.

  On September 9, 1998, counsel and the financial advisors to the Independent Directors Committee and Inland met to discuss Inland's perspectives on a potential transaction, including Inland's view of an appropriate exchange ratio for such a combination. Inland's representatives stated that Inland was not prepared to make a formal proposal at that time.

  At a special meeting of the Inland Board of Directors on September 23, 1998, the Inland Board of Directors determined to seek to merge with Ryerson Tull. The Inland Board of Directors believed that a combination of Inland and Ryerson Tull would be beneficial for the combined corporation and its stockholders for the following reasons:

  . it would simplify Inland's financial reporting structure;

  . it would produce a single, publicly traded entity with a consolidated stockholder base which more accurately reflects the ownership structure and assets of the combined corporation;

  . it would create a single class of equity useful for the acquisition of other metals distribution and processing companies;

  . it would enhance the capital structure of Ryerson Tull; and

  . it would eliminate redundant costs.

  The Inland Board of Directors approved a proposal to acquire all of the outstanding publicly held shares of Ryerson Tull class A common stock in a merger transaction, pursuant to which the Ryerson Tull stockholders (other than Inland and its subsidiaries) would receive 0.54 of a share of Inland common stock for each share of Ryerson Tull class A common stock (the "Proposal"). In making the Proposal, the Inland Board of Directors analyzed the value of the net assets represented by the publicly traded Ryerson Tull class A common stock on the one hand as compared to the value of the net assets represented by the Inland common stock on the other hand. The Inland Board of Directors believed that a fair exchange ratio should reflect the relative contributions of the holders of publicly held Ryerson Tull class A common stock and the holders of Inland common stock to the combined companies to be formed by the merger. The Inland Board of Directors believed that an exchange ratio of 0.54 represented a premium to the Ryerson Tull stockholders (other than Inland) based on the relative contributions to the combined companies of their 13% ownership interest in Ryerson Tull compared to Inland's 87% ownership interest in Ryerson Tull plus the substantial cash and other assets owned by Inland. On September 22, 1998, the day prior to the announcement of the Proposal, the closing price of the Inland common stock was $19.375 per share, and the closing price of the Ryerson Tull class A common stock was $12.50 per share.

  Later that day, Mr. Robert J. Darnall, the Chairman, President and Chief Executive Officer of Inland, delivered to Mr. Donald S. Perkins, the Chairman of the Independent Directors Committee, a letter on behalf of the Inland Board of Directors, the text of which follows:

Dear Don:

  The Board of Directors of Inland Steel Industries, Inc. ("ISI") has authorized me to extend an offer pursuant to which ISI would acquire all of the outstanding shares of common stock of Ryerson Tull, Inc. ("Ryerson Tull") that ISI does not now own, directly or indirectly. This transaction would be effected by means of a merger between Ryerson Tull and ISI or a wholly owned subsidiary of ISI in which stockholders of Ryerson Tull (other than ISI and its subsidiaries) would receive 0.54 of a share of Common Stock, par value $1.00 per share, of ISI for each whole share of Class A Common Stock, par value $1.00 per share, of Ryerson Tull held.

  We understand that this offer will be considered by the special committee of independent directors of Ryerson Tull. ISI is prepared to negotiate the proposed transaction with the Ryerson Tull special committee and expects that the final terms of any merger agreement between our two companies will be subject to the approval of the special committee.

  Members of senior management of ISI and our advisors would be pleased to discuss this proposal with you or your representatives. Please let me know at your earliest convenience how you wish to proceed.

                                            Sincerely,

                                            /s/ Robert J. Darnall

                                            Robert J. Darnall
                                            Chairman, President and Chief
                                             Executive Officer

  Also on September 23, 1998, Inland issued a press release stating that it had offered to acquire, in a merger, all of the outstanding publicly held shares of Ryerson Tull class A common stock pursuant to the terms of the Proposal. Separately, Inland also announced that as of such date it had repurchased approximately 1.4 million shares of Inland common stock pursuant to its previously announced plan to repurchase up to 2.35 million shares of its common stock. Inland also reported that, in addition to this prior authorization, the Inland Board of Directors had authorized a further repurchase of up to an additional 2.5 million shares of Inland common stock.

  The Independent Directors Committee met on September 23, 1998 to discuss its initial reaction to the Proposal and issued a press release stating that the Independent Directors Committee was preparing to negotiate the terms of the Proposal.

  After the September 23, 1998 public announcement of the Proposal, three lawsuits were filed by certain Ryerson Tull stockholders in the Delaware Court of Chancery against Inland, Ryerson Tull and certain directors of Inland and Ryerson Tull. These lawsuits are purported class actions on behalf of all Ryerson Tull stockholders and allege that the Proposal is unfair and inadequate because, among other things, the intrinsic value of the Ryerson Tull class A common stock is allegedly materially in excess of the Proposal's exchange ratio. The lawsuits also allege that Inland breached its duty of loyalty to Ryerson Tull stockholders by using its control of Ryerson Tull to seek to force Ryerson Tull stockholders to exchange their equity interest in Ryerson Tull for unfair consideration. The lawsuits seek to enjoin consummation of the Proposal or, in the alternative, request rescission and monetary damages.

  On September 24, 1998, representatives of Morgan Stanley and the legal advisors to the Independent Directors Committee met with Inland senior management to conduct due diligence. Subsequent to this meeting, representatives of Morgan Stanley and the legal advisors to the Independent Directors Committee had numerous discussions with Inland senior management to review the initial due diligence findings.

  On September 29, 1998, the Independent Directors Committee met to review the preliminary valuation analysis of Morgan Stanley and the financial and legal due diligence reports of Morgan Stanley and counsel to the Independent Directors Committee. The Independent Directors Committee concluded that the Proposal's exchange ratio of 0.54 shares of Inland common stock for each outstanding publicly held share of Ryerson Tull class A common stock was not adequate and decided to meet again on October 1, 1998 to further consider an appropriate response to the Proposal.

  The Independent Directors Committee met on October 1, 1998 to consider a proposed response prepared by Morgan Stanley. After discussion and review of additional materials provided by Morgan Stanley, the Independent Directors Committee authorized Morgan Stanley to indicate to Inland that the Independent Directors Committee would be willing to discuss (1) a cash offer price of $17.50 per share of Ryerson Tull class A common stock or (2) a stock-for-stock exchange ratio of 0.75 of a share of Inland common stock for each share of Ryerson Tull class A common stock. On September 30, 1998, the day prior to the Independent Directors Committee's authorization of the counterproposal, the closing price of the Inland common stock was $21.75 per share, and the closing price of the Ryerson Tull class A common stock was $13.1875 per share. The Independent Directors Committee also directed Morgan Stanley to express the Independent Directors Committee's view that, if Inland wanted to proceed with a stock transaction, the Inland stock repurchase program should be halted in order to ensure an investment grade rating for the surviving entity.

  Representatives of Morgan Stanley communicated the Independent Directors Committee's position to Inland representatives on October 1 and October 2, 1998.

  On Friday, October 9, 1998, Inland representatives conveyed to Morgan Stanley a revised proposal from Inland for a stock-for-stock merger at an exchange ratio of 0.56 of a share of Inland common stock for each share of Ryerson Tull class A common stock. This proposal reflected the then current market exchange ratio of the Inland common stock to Ryerson Tull class A common stock. They also indicated that Inland would not consider a cash offer for the Ryerson Tull class A common stock. On October 8, 1998, the day prior to such offer by Inland, the closing price of the Inland common stock was $17.9375 per share, and the closing price of the Ryerson Tull class A common stock was $10.1875 per share.

  The Independent Directors Committee met on October 9, 1998 to discuss the revised Inland proposal and concluded that it was not a meaningful increase from its previous offer and was unacceptable. The Independent Directors Committee authorized its Chairman, Mr. Perkins, to so inform Mr. Darnall.

  On October 11, 1998, Mr. Perkins spoke with Mr. Darnall and relayed the Independent Directors Committee's conclusion regarding Inland's revised proposal. He also indicated that the Independent Directors Committee would consider an exchange ratio of approximately 0.64, which would allow Ryerson Tull public stockholders to maintain their current percentage ownership in Ryerson Tull in the combined companies after the consummation of the merger.

  On October 14, 1998, the Independent Directors Committee met with its advisors. Mr. Darnall and Inland's financial and legal advisors later joined the meeting and reviewed the negotiations to date. On October 13, 1998, the day prior to such meeting, the closing price of the Inland common stock was $18.625 per share, and the closing price of the Ryerson Tull class A common stock was $10.50 per share. Mr. Darnall presented a revised proposal of either (1) an exchange ratio of 0.58 or (2) an exchange ratio that would result in Ryerson Tull stockholders retaining their current interest in the combined corporation after giving effect to Inland's announced stock repurchase program of an aggregate total of 4.85 million shares of Inland common stock.

  After discussions in private, the Independent Directors Committee indicated to the Inland representatives that it would consider an exchange ratio of 0.62 of a share of Inland common stock for each share of Ryerson Tull class A common stock.

  Mr. Darnall then presented a revised offer of an exchange ratio of 0.60. Mr. Perkins indicated that an exchange ratio of 0.60 was not acceptable and suggested that the meeting be adjourned.

  On October 15, 1998, Mr. Perkins and Mr. Darnall conferred by telephone and agreed that each could support an exchange ratio of 0.61, subject to:

  . formal approval by the Independent Directors Committee, the Ryerson Tull
    Board of Directors and the Inland Board of Directors;

  . receipt by the Independent Directors Committee of a fairness opinion from Morgan Stanley; and

  . execution of a definitive merger agreement.

  Later that same day, Inland and Ryerson Tull announced their agreement in principle for a merger in which each publicly held share of Ryerson Tull class A common stock would be exchanged for shares of Inland common stock at the exchange ratio, subject to final approval by the Independent Directors Committee, receipt by the Independent Directors Committee of a written opinion from Morgan Stanley to the effect that the exchange ratio was fair to the holders of shares of the Ryerson Tull class A common stock (other than Inland or any direct or indirect subsidiary of Inland) from a financial point of view, approval by the Boards of Directors of Inland and Ryerson Tull and agreement on the terms of a definitive merger agreement. Inland and Ryerson Tull also announced that Inland would discontinue its previously announced stock repurchase programs. On October 14, 1998, the day prior to the announcement of the exchange ratio, the closing price of the Inland common stock was $18.375 per share, and the closing price of the Ryerson Tull class A common stock was $10.3125 per share.

  During the period from October 13, 1998 to October 20, 1998, representatives of Inland and the Independent Directors Committee discussed the possible terms of a merger agreement between Inland and Ryerson Tull.

  On October 20, 1998, the Independent Directors Committee held a meeting with representatives of Morgan Stanley and its legal counsel. At that meeting, legal counsel reviewed the terms of a draft merger agreement with the Independent Directors Committee. Representatives of Morgan Stanley also rendered an oral opinion that, as of October 20, 1998 and based upon the factors and assumptions set forth in such opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of the Ryerson Tull class A common stock (other than shares owned by Inland or any direct or indirect subsidiary of Inland). This opinion was confirmed in writing by Morgan Stanley as of October 27, 1998. See "--Opinion of the Financial Advisor to the Independent Directors Committee."

  After discussion, the Independent Directors Committee determined, subject to the satisfactory resolution of several open issues, that the terms of the merger were fair to, and in the best interests of, the public holders of shares of the Ryerson Tull class A common stock and authorized and approved the proposed merger. The Independent Directors Committee unanimously adopted resolutions to recommend to the Ryerson Tull Board of Directors that, subject to the satisfactory resolution of the outstanding issues, it approve and adopt the merger and to recommend to the Ryerson Tull stockholders that they vote to approve and adopt the merger.

  At a meeting of the Ryerson Tull Board of Directors later that day, Mr. Perkins presented the recommendation of the Independent Directors Committee that the Ryerson Tull Board of Directors approve the merger. After full discussion, the Ryerson Tull Board of Directors unanimously determined that the merger was fair to, and in the best interests of, Ryerson Tull and its stockholders (other than Inland or any direct or indirect subsidiary of Inland) and adopted resolutions to approve and adopt the merger agreement, to declare its advisability and to recommend that Ryerson Tull's stockholders vote to approve and adopt the merger agreement.

  Later that day, the Inland Board of Directors met and, after consultation with its financial and legal advisors, unanimously determined, subject to the satisfactory resolution of certain outstanding issues, that the merger was fair to, and in the best interests of, Inland and its stockholders, and adopted resolutions to approve and adopt the merger agreement, to declare its advisability and to authorize senior management of Inland to negotiate and resolve the remaining outstanding issues.

  During the period from October 20, 1998 through October 27, 1998, legal advisors for the Independent Directors Committee and Inland continued negotiations and eventually reached agreement on the terms of a definitive merger agreement.

  On October 27, 1998, the Independent Directors Committee held a meeting to review the proposed resolution of the open issues in the merger agreement. Following a review of the open issues and their proposed resolution by legal counsel, the Independent Directors Committee approved the terms of the definitive merger agreement. Representatives of Morgan Stanley reaffirmed their oral opinion that, as of such date, the exchange ratio was fair to the holders of shares of the Ryerson Tull class A common stock (other than Inland or any direct or indirect subsidiary of Inland) from a financial point of view. Morgan Stanley then reviewed the definitive merger agreement and rendered a written opinion which confirmed their oral opinion. The merger agreement was then executed by representatives of Ryerson Tull, Inland and RT Merger Sub.

  On October 27, 1998, Inland and Ryerson Tull issued a joint press release stating that Inland and Ryerson Tull had formally approved a definitive merger agreement pursuant to which Inland would acquire all of the publicly held shares of the Ryerson Tull class A common stock at the exchange ratio.

Independent Directors Committee Compensation

  At the effective time of the merger, Ryerson Tull will pay the chairman of the Independent Directors Committee 2,000 shares of Ryerson Tull class A common stock and each other member of the Independent Directors Committee 1,000 shares of Ryerson Tull class A common stock for their services in connection with the evaluation of the proposed merger.

Reasons for the Merger; Recommendations of the Board of Directors

How You Will Benefit from the Merger

  You will benefit from the merger because the proposed merger:

  . provides you with a larger, more active trading market for your securities; and

  . gives you more voice in matters submitted to stockholders by eliminating the Ryerson Tull class B common stock.

Ryerson Tull's Reason for the Merger

  Ryerson Tull believes that the merger will make it easier for the combined company to use equity securities instead of cash to acquire other metals distribution and processing companies. Although using equity securities to make acquisitions will dilute your percentage ownership of the combined company, it permits the combined company to use its cash for other purposes, including paying operating expenses, reducing the combined company's need to borrow money.

Inland's Reasons for the Merger

  Inland believes that the combined corporation and its stockholders can benefit from the merger because the proposed merger:

  . simplifies Inland's financial reporting structure;

  . produces a single, publicly traded entity with a consolidated stockholder base which more accurately reflects the ownership structure and assets of the combined company; and

  . eliminates redundant costs, which Inland expects to be approximately $1 million per year after the merger is completed.

Recommendation of the Independent Directors Committee to the Ryerson Tull Board of Directors

  As described above, the Independent Directors Committee engaged in a full investigation of the proposed merger with the assistance of independent counsel and independent financial advisors. After such evaluation, the Independent Directors Committee unanimously approved the merger agreement and recommended to the full Ryerson Tull Board of Directors that the Ryerson Tull Board of Directors (1) approve and adopt the merger agreement and (2) recommend to Ryerson Tull's stockholders that they approve the merger agreement.

  In reaching its decision to approve the merger agreement and recommend its approval to the Ryerson Tull Board of Directors, the Independent Directors Committee considered the following factors:

  . the presentations by, and the advice and views of, Morgan Stanley and the opinion of Morgan Stanley, dated as of October 27, 1998, to the effect that the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of Ryerson Tull class A common stock (other than Inland or any direct or indirect subsidiary of Inland);

  . the terms of the merger agreement, including the parties' respective representations, warranties and covenants and the conditions to their respective obligations, including a provision whereby the Independent Directors Committee can terminate the merger agreement if the Independent Directors Committee determines, in good faith, after consultation with Morgan Stanley and its legal advisors, that the Independent Directors Committee's fiduciary obligations under applicable law require it to withdraw its recommendation of the merger agreement and the transactions contemplated thereby;

  . the relative trading prices and volumes (as well as prospects for future growth in value) of the Ryerson Tull class A common stock and Inland common stock;

  . the results of operations, financial condition, competitive position and prospects of Ryerson Tull and Inland, both on a historical and future basis and as separate and combined entities, including the implicit earnings accretion to holders of the Ryerson Tull class A common stock;

  . the relative intrinsic values of Inland common stock and the Ryerson
    Tull class A common stock and the implied premium which the exchange ratio represents thereto;

  . the opportunity for the holders of Ryerson Tull class A common stock to become stockholders of Inland and the percentage of Inland common stock that would be held by such holders after the merger;

  . the opportunity for Ryerson Tull and Inland to simplify their corporate structure and reduce corporate overhead expenses;

  . the combined financial condition of Ryerson Tull and Inland following the merger; and

  . the structure of the merger, which permits Ryerson Tull's stockholders to exchange their Ryerson Tull class A common stock for Inland common stock on a tax-free basis, except to the extent they receive cash in lieu of fractional shares.

  Although the Independent Directors Committee considered the fact that Ryerson Tull stockholders who purchased shares of Ryerson Tull class A common stock in the 1996 initial public offering did so at a price in excess of the market price (as of the date of approval of the merger) of the Inland common stock they will receive in the merger, that was not a significant factor in the Independent Directors Committee decision. Given the cyclical nature of Ryerson Tull's business, the fact that the 1996 initial public offering took place more than two years earlier and the fact that the market price of Ryerson Tull class A common stock was substantially below the 1996 initial public offering price at all relevant times during the negotiations, the Independent Directors Committee did not consider the 1996 initial public offering price to be a useful indication of the value of Ryerson Tull class A common stock.

Recommendation of the Ryerson Tull Board of Directors

  After reviewing the Independent Directors Committee's findings and its own evaluation, the Ryerson Tull Board of Directors believes that the terms of the merger are fair to, and in the best interests of, Ryerson Tull and its stockholders, including the holders of Ryerson Tull class A common stock. Accordingly, the Ryerson Tull Board of Directors, by a unanimous vote, has adopted the merger agreement, declared its advisability and recommends its approval by Ryerson Tull's stockholders.

  The Ryerson Tull Board of Directors, by a unanimous vote of the directors, has adopted the merger agreement, declared its advisability, believes that the terms of the merger are fair to Ryerson Tull's stockholders (other than Inland or any direct or indirect subsidiary of Inland) and unanimously recommends that the stockholders of Ryerson Tull vote for approval of the merger.

Opinion of the Financial Advisor to the Independent Directors Committee

  In a letter agreement effective July 21, 1998, the Independent Directors Committee engaged Morgan Stanley to provide a financial fairness opinion in connection with the merger. Morgan Stanley was selected by the Independent Directors Committee to provide this financial fairness opinion based upon Morgan Stanley's qualifications, expertise and reputation. On October 20, 1998, Morgan Stanley delivered to the Independent Directors Committee an oral opinion that, on and as of the date of such opinion, and based on assumptions made and factors considered as set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to holders of Ryerson Tull class A common stock (other than Inland or any direct or indirect subsidiary of Inland). This opinion was subsequently confirmed in a written opinion dated October 27, 1998.

  The full text of Morgan Stanley's opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and incorporated herein by reference. Ryerson Tull stockholders are urged to, and should, read Morgan Stanley's opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the Independent Directors Committee, addresses only the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to holders of Ryerson Tull class A common stock (other than Inland or any direct or indirect subsidiary of Inland) and does not address any other aspect of the merger or constitute a recommendation to any holder of Ryerson Tull class A common stock as to how to vote at the meeting. The following summary of Morgan Stanley's opinion is qualified in its entirety by reference to the full text of Morgan Stanley's opinion attached as Annex B to this proxy statement/prospectus.

  In rendering its opinion, Morgan Stanley, among other things:

  . reviewed certain publicly available financial statements and other information of Ryerson Tull and Inland;

  . reviewed certain internal financial statements and other financial and operating data concerning Ryerson Tull and Inland prepared by the managements of Ryerson Tull and Inland;

  . analyzed certain financial projections prepared by the management of Ryerson Tull and a pro forma balance sheet prepared by the management of Inland reflecting the ISC/Ispat transaction and the use of proceeds therefrom;

  . discussed the past and current operations and financial condition and the prospects (including estimates of the reserves) of Ryerson Tull and Inland with senior executives of Ryerson Tull and Inland;

  . reviewed the reported prices and trading activity of Ryerson Tull class
    A common stock and Inland common stock;

  . compared the financial performance of Ryerson Tull and Inland and the prices and trading activity of the Ryerson Tull class A common stock and Inland common stock with that of certain other comparable publicly traded companies and their securities;

  . reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  . participated in discussions and negotiations among representatives of Ryerson Tull and Inland and their financial and legal advisors;

  . reviewed the merger agreement and certain related documents;

  . reviewed legal due diligence summaries prepared by counsel to the Independent Directors Committee; and

  . performed such other analyses and considered such other factors as Morgan Stanley has deemed appropriate.

  In addition, in July 1998, Ryerson Tull provided financial projections to Morgan Stanley, which are referred to in this proxy statement/prospectus as the "Projections." Following a deterioration of the market for the types of steel that Ryerson Tull typically purchases, early in September 1998, Ryerson Tull provided revised projections to Morgan Stanley reflecting decreased results of operations as a result of the deterioration, which are referred to in this proxy statement/prospectus as the "Adjusted Projections."

  As a matter of course, Ryerson Tull does not make public its internal forecasts or projections with respect to its future financial performance. The projections provided to Morgan Stanley were solely for the purpose of assisting Morgan Stanley in rendering its opinion. The projections provided to Morgan Stanley have been included in this proxy statement/prospectus for the limited purpose of giving stockholders access to financial projections reviewed by Morgan Stanley. Such projections were not prepared with a view to public disclosure or in compliance with published guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants regarding projections. The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Ryerson Tull's management. PricewaterhouseCoopers LLP has neither examined nor compiled the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated in this proxy statement/prospectus relates to Ryerson Tull's historical financial information. It does not extend to the prospective financial information and should not be read to do so.

  The projections involved numerous estimates and assumptions that Ryerson Tull believed to be reasonable at the time the projections were made. However, due to the continued deterioration of the market for the types of steel that Ryerson Tull typically purchases since the date of the projections, Ryerson Tull believes that the projections are no longer reliable. In addition, projections are necessarily subject to uncertainties, many of which are beyond the control of management. Because of these uncertainties, actual results will differ from projections, and such differences could be material. Accordingly, stockholders should not place undue reliance on the projections. Ryerson Tull does not intend to update and make public the projections to reflect future circumstances or events.

  Ryerson Tull projected earnings per share in the Projections of $1.35 (which, prior to Morgan Stanley's receipt of the Adjusted Projections, but based on discussions with Ryerson Tull, was revised to $1.32) in 1998 and $1.59 in 1999. In the Adjusted Projections, Ryerson Tull projected earnings per share of $1.32 in 1998 and $0.93 in 1999. The projected earnings per share were based on approximately 39.5 million shares of Ryerson Tull common stock outstanding.

  In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. In addition, Morgan Stanley assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performances of Ryerson Tull and Inland. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Ryerson Tull and Inland nor was it furnished with any such appraisals; however, Morgan Stanley did rely, with the Independent Directors Committee's consent and without independent verification, upon Ryerson Tull's and Inland's assessments of their reserves for purposes of its opinion. Morgan Stanley's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date thereof. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Ryerson Tull or any of the assets of Ryerson Tull.

  The following is a brief summary of the material analyses performed by Morgan Stanley in preparation of its opinion:

Transaction Overview

  Morgan Stanley noted that, based on the exchange ratio and the number of outstanding shares of Inland common stock, and based on a $19.25 price per share valuation for Inland common stock (which was the closing price of Inland common stock on October 16, 1998), the exchange ratio implied an equity value of approximately $63 million for the Ryerson Tull class A common stock held by the minority shareholders of Ryerson Tull in the merger transaction. Morgan Stanley reviewed the relative value of the transaction, taking into account the theoretical value of Inland, including an assessment of the assets, liabilities and obligations of Inland. Morgan Stanley noted that the theoretical value of Inland was approximately $24.63 per share of Inland common stock, representing approximately a 28% premium to the closing price per share of Inland common stock on October 16, 1998. Based on this analysis and the exchange ratio, the theoretical value of Ryerson Tull, including Inland's ownership interest, was approximately $117 million more than its market value on October 16, 1998. At the exchange ratio, holders of Ryerson Tull class A common stock would receive approximately 3.3 million shares of Inland common stock, representing 13.0% ownership of the pro forma entity.

Discounted Cash Flow Analysis

  Morgan Stanley analyzed the Projections and performed a discounted cash flow analysis of Ryerson Tull based on the Projections. Morgan Stanley discounted the unlevered free cash flows of Ryerson Tull at a range of discount rates of 10.0% to 11.0%, representing an estimated weighted average cost of capital range for Ryerson Tull, and terminal values based on a range of multiples of 6 to 7 times estimated 2002 earnings before interest, taxes, depreciation and amortization ("EBITDA") to arrive at a range of present values for Ryerson Tull. Such present values were then adjusted for Ryerson Tull's debt, net of cash, to arrive at a net asset value. Based on this analysis, Morgan Stanley calculated values representing Ryerson Tull's equity value ranging from approximately $766 million to $968 million. On a per share of Ryerson Tull class A common stock basis, Morgan Stanley calculated equity values ranging from approximately $19 to $25.

  Morgan Stanley also analyzed the Adjusted Projections. Morgan Stanley performed a discounted cash flow analysis of Ryerson Tull based on the Adjusted Projections. Morgan Stanley discounted the unlevered free cash flows of Ryerson Tull at a range of discount rates of 10.0% to 11.0%, representing an estimated weighted average cost of capital range for Ryerson Tull, and terminal values based on a range of multiples of 6 to 7 times estimated 2002 EBITDA to arrive at a range of present values of Ryerson Tull. Such present values were then adjusted for Ryerson Tull's debt, net of cash, to arrive at a net asset value. Based on this analysis, Morgan Stanley calculated values representing equity value ranging from approximately $490 million to $651 million. On a per share Ryerson Tull class A common stock basis, Morgan Stanley calculated equity values ranging from approximately $12 to $17.

Historical Public Market Trading Value

  Morgan Stanley reviewed the historical performance of Ryerson Tull class A common stock and Inland common stock based on a historical analysis of closing prices and trading volumes from June 10, 1996 through October 16, 1998 (the last full trading day considered by Morgan Stanley prior to the delivery of its opinion). Based on the latest 12 months of trading activity through October 16, 1998 ("LTM"), the closing price of the Ryerson Tull class A common stock ranged from a low of $10.00 per share to a high of $23.00. The Ryerson Tull class A common stock closed at a price of $11.25 per share on October 16, 1998. Morgan Stanley also reviewed the relative trading levels of Ryerson Tull class A common stock to Inland common stock since the announcement of the ISC/Ispat transaction on March 17, 1998. For the period March 17, 1998 to October 16, 1998, the closing price of the Inland common stock ranged from a low of $17.9375 per share to a high of $30.4375. For the period March 17, 1998 to October 16, 1998 and the one month prior to October 16, 1998, the relative trading levels were 0.71 and 0.60, respectively.

Valuation of Publicly Traded Comparable Companies

  Morgan Stanley reviewed the current valuation of publicly traded companies which provide services comparable to Ryerson Tull such as steel service, distribution and materials processing. Morgan Stanley reviewed measures of valuation including historical and projected price to earnings ratios, historical and projected price to cash flow ratios and historical and projected aggregate value to EBITDA ratios. Based on this analysis, Morgan Stanley calculated values representing equity value ranging from approximately $462 million to $620 million. On a per share of Ryerson Tull class A common stock basis, Morgan Stanley calculated equity values ranging from approximately $12 to $16.

Selected Precedent Ryerson Tull/Industry Acquisitions Analysis

  Using publicly available information and through discussion with management of Ryerson Tull, Morgan Stanley reviewed recent precedent transactions involving Ryerson Tull and companies which provide services comparable to those of Ryerson Tull such as steel service, distribution and materials processing. The companies which were selected for inclusion in Morgan Stanley's analysis provide services which Morgan Stanley believes are comparable to those provided by Ryerson Tull. Morgan Stanley reviewed publicly available financial information including the aggregate value to the LTM EBITDA. Morgan Stanley observed an aggregate value to LTM EBITDA range of approximately 5 to 6 times for the precedent transactions. Based on this analysis, Morgan Stanley calculated values representing equity value ranging from approximately $340 million to $501 million. On a per share of Ryerson Tull class A common stock basis, Morgan Stanley calculated equity values ranging from approximately $9 to $13.

Pro Forma Analysis of the Merger

  Morgan Stanley analyzed the pro forma impact of the merger on the balance sheet of the combined entity as well as Ryerson Tull's earnings per share for the fiscal years 1998 through 2002. Such analysis was based on actual balance sheet information as of August 31, 1998, as well as earnings projections for Ryerson Tull prepared by the management of Ryerson Tull and synergies expected to be realized in the transaction. Morgan Stanley noted the pro forma balance sheet implications of the merger, which provide the pro forma entity with a potential investment grade capital structure. Based upon the Adjusted Projections, Morgan Stanley noted that the merger would be accretive from an earnings perspective to holders of Ryerson Tull class A common stock by 7.5%, 12.3%, 5.0%, 4.0% and 3.1% for the years 1998, 1999, 2000, 2001 and 2002, respectively.

  In connection with the review of the merger by the Independent Directors Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of its opinion given in connection herewith. While the foregoing summary describes the analyses and factors reviewed by Morgan Stanley in connection with its opinion, it does not purport to be a complete description of all the analyses performed by Morgan Stanley in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying Morgan Stanley's opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses or factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Ryerson Tull or Inland. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Ryerson Tull or Inland. Any estimates contained herein are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness of the consideration to be paid by Inland pursuant to the merger agreement from a financial point of view to Ryerson Tull and were conducted in connection with the delivery of Morgan Stanley's opinion. The analyses do not purport to be appraisals or to reflect the prices at which Ryerson Tull or Inland might actually be sold. Morgan Stanley did not recommend the consideration to be paid by Inland or that any consideration to be paid by Inland constituted the only appropriate consideration for the merger.

  In addition, Morgan Stanley's opinion and presentation to the Independent Directors Committee was one of the many factors taken into consideration by the Ryerson Tull Board of Directors and the Independent Directors Committee in making their determination to recommend approval of the merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the Ryerson Tull Board of Directors and the Independent Directors Committee with respect to the exchange ratio in connection with the merger. The exchange ratio pursuant to the merger agreement was determined through arm's-length negotiations between Ryerson Tull and Inland and was approved by the Ryerson Tull Board of Directors.

  Ryerson Tull engaged Morgan Stanley to provide its opinion because of its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its market-making and other trading activities, Morgan Stanley may, from time to time, have a long or short position in, and buy and sell, securities of Ryerson Tull or Inland.

  Ryerson Tull has paid Morgan Stanley a fee of $500,000 in connection with the delivery of its opinion. In addition, Ryerson Tull has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including liabilities under federal securities laws, in connection with Morgan Stanley's engagement.

Structure of the Merger

  At the effective time of the merger, RT Merger Sub will merge with and into Ryerson Tull, and the separate corporate existence of RT Merger Sub will end. Ryerson Tull will be the surviving corporation in the merger and a wholly owned subsidiary of Inland, and will continue to be a Delaware corporation after the merger.

When the Merger Becomes Effective

  RT Merger Sub and Ryerson Tull will execute and file with the Secretary of State of the State of Delaware a certificate of merger on the first business day on which the last of the closing conditions to the consummation of the merger is fulfilled or waived or such other time and date as they may agree. The merger will become effective at the time and on the date on which the certificate of merger is filed with the Secretary of State of the State of Delaware or such other time upon which the parties agree and specify in the certificate of merger. Such time is the "effective time of the merger."

Conversion of Stock, Stock Options and Other Awards

  At the effective time of the merger, each share of Ryerson Tull class A common stock will be converted into 0.61 shares of Inland common stock. For each share of Inland common stock that you receive in the merger, you will also receive one associated preferred stock purchase right in accordance with the Inland rights agreement. At the effective time of the merger, each share of Ryerson Tull class B common stock will be canceled, and Ryerson Tull will become a wholly owned subsidiary of Inland.

  If, before the effective time of the merger, the issued and outstanding shares of Inland common stock are changed into a different number of shares or a different class of shares as a result of a stock split, reverse stock split, stock dividend, spinoff, recapitalization, reclassification or other similar transaction, an appropriate adjustment will be made to the number of shares of Inland common stock which holders of shares of Ryerson Tull class A common stock are to receive in the merger.

  No fractional shares of Inland common stock will be issued as a result of the merger. Instead of issuing fractional shares of Inland common stock, Inland will pay cash in an amount equal to such fraction multiplied by the average of the closing prices per share of Inland common stock on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape for the ten consecutive trading days ending on, and including, the second trading day preceding the date on which the merger is closed.

  Promptly after the effective time of the merger, Inland will deliver to Harris Trust and Savings Bank, or another party reasonably satisfactory to Ryerson Tull, for the benefit of the holders of Ryerson Tull class A common stock, certificates representing the Inland common stock and cash in lieu of any fractional shares to be issued and paid pursuant to the merger agreement in exchange for outstanding Ryerson Tull class A common stock.

  Promptly after the effective time of the merger, Harris Trust and Savings Bank will mail a letter of transmittal to the holders of Ryerson Tull class A common stock containing instructions with respect to the surrender of certificates representing Ryerson Tull class A common stock. Ryerson Tull class A common stock certificates should not be returned with the enclosed proxy or sent to Inland or Ryerson Tull, and should not be forwarded to Harris Trust and Savings Bank unless and until a holder of shares of Ryerson Tull class A common stock receives the letter of transmittal.

  Until the certificates representing Ryerson Tull class A common stock are surrendered for exchange after the effective time of the merger, holders of such certificates will accrue, but will not be paid, dividends or other distributions declared after the effective time of the merger with respect to Inland common stock into which their shares have been converted. When such certificates are surrendered, any unpaid dividends or other distributions will be paid. No interest will be paid or accrued on the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to holders of Ryerson Tull class A common stock certificates. None of Inland, Ryerson Tull, RT Merger Sub or Harris Trust and Savings Bank, nor any other person, will be liable to any former holder of Ryerson Tull class A common stock for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

  If a certificate for Ryerson Tull class A common stock has been lost, stolen or destroyed, Harris Trust and Savings Bank will issue the consideration properly payable in accordance with the merger agreement upon receipt of appropriate evidence as to such loss, theft or destruction, appropriate evidence as to the ownership of such certificate by the claimant and appropriate and customary indemnification.

  Each option to purchase Ryerson Tull class A common stock granted under Ryerson Tull's 1996 Incentive Stock Plan that is outstanding and unexercised as of the effective time of the merger will be converted automatically at the effective time of the merger into, and will become, an option to purchase 0.61 shares of Inland common stock. After conversion, the exercise price of an option will equal its pre-conversion exercise price divided by 0.61. Stock appreciation rights and restricted stock outstanding under the 1996 Incentive Stock Plan and stock units under the Ryerson Tull Directors Compensation Plan will be similarly converted, and performance awards will be adjusted in an appropriate and equitable manner by the Ryerson Tull Compensation Committee. Converted options, restricted stock and other converted awards will continue to be governed by the terms of the 1996 Incentive Stock Plan.

  For a description of the Inland common stock and a description of the differences between the rights of holders of Inland common stock and Ryerson Tull class A common stock, see "Comparative Rights of Inland Stockholders and Ryerson Tull Stockholders."

Representations and Warranties

  The merger agreement contains representations and warranties of Inland and RT Merger Sub, on the one hand, and Ryerson Tull, on the other hand, as to, among other things:

  .the corporate organization and existence of each party and its subsidiaries;

  .the capitalization of each party;

  .the corporate power and authority of each party to execute and deliver the merger agreement and to consummate the transactions contemplated thereby;

  .absence of any required governmental and third-party approvals other than those specified in the merger agreement;

  .the timely filing of required regulatory reports;

  .each party's financial statements and filings with the Securities and Exchange Commission;

  .the absence of certain changes in each party's business since June 30, 1998;

  .the absence of undisclosed liabilities;

  .the absence of material legal proceedings and injunctions;

  .the information supplied by each party for inclusion or incorporation by reference in (1) filings made with the Securities and Exchange Commission with respect to the merger and (2) this proxy statement/prospectus; and

  .each party's compliance with applicable law.

  In addition, Ryerson Tull represents and warrants that:

  .the Independent Directors Committee received a written opinion of Morgan
    Stanley to the effect that the consideration to be received in the merger is fair to the holders of Ryerson Tull class A common stock (other than Inland, RT Merger Sub or any direct or indirect subsidiary of Inland) from a financial point of view; and

  .the execution of the merger agreement did not, and the completion of the merger will not, result in a distribution or exercisability of the Ryerson Tull series A preferred stock (as defined in "Comparative Rights of Inland Stockholders and Ryerson Tull Stockholders--Rights Agreements--Ryerson Tull Rights Agreement") issued pursuant to the Ryerson Tull rights agreement.

  Inland and RT Merger Sub represent and warrant:

  .the authority to issue and deliver Inland common stock in connection with the merger agreement and the merger;

  .the absence of any business activity or operations on the part of RT
    Merger Sub other than in connection with the transactions contemplated by the merger agreement;

  .Inland's ownership of Ryerson Tull class A common stock and Ryerson Tull class B common stock; and

  .Inland's authorization of the ISC/Ispat transaction.

Conditions to Completion of the Merger

  Each party's obligation to effect the merger is subject to the satisfaction at or prior to the effective time of the merger of the following conditions:

    (1) the merger shall have been approved and adopted at the meeting by a majority of the votes entitled to be cast by the holders of the shares of Ryerson Tull class A common stock and Ryerson Tull class B common stock, voting together as a single class, outstanding as of the record date (this is assured because of Inland's ownership of all of the Ryerson Tull class B common stock, representing 96% of the voting power of the two classed combined, which Inland intends to vote in favor of the merger);

    (2) no statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction shall have been issued directing that the transactions contemplated by the merger agreement not be consummated;

    (3) all governmental consents, orders and approvals legally required for the consummation of the merger and the transactions contemplated by the merger agreement shall have been obtained and be in effect at the effective time of the merger, except where the failure to obtain any such consent would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Inland or Ryerson Tull (there are no such required consents, orders or approvals known to Inland or Ryerson Tull); and

    (4) the registration statement for the shares of Inland common stock to be issued in the merger shall have become effective under the Securities Act of 1933, and no stop order suspending effectiveness of the registration statement shall have been issued, and no proceeding for that purpose shall have been initiated or threatened by the Securities and Exchange Commission.

  In addition, the respective obligations of Inland and RT Merger Sub, on the one hand, and Ryerson Tull, on the other hand, to effect the merger are subject to the satisfaction at or prior to the effective time of the merger of the following conditions, any or all of which may be waived in whole or in part by Inland, RT Merger Sub or Ryerson Tull (with the concurrence of the Independent Directors Committee), as the case may be, to the extent permitted by applicable law:

    (1) the representations and warranties of the other party shall be true and correct when made and as of the effective time of the merger with the same force and effect as though they had been made on and as of the effective time of the merger (except for changes permitted by the merger agreement and except to the extent they relate to a particular date), except for such failures to be true and correct which, individually or in the aggregate, are not reasonably likely to have a material adverse effect on the party to which such representations and warranties apply;

    (2) the other party shall have performed in all material respects all of its obligations under the merger agreement; and

    (3) Inland and RT Merger Sub, on the one hand, and Ryerson Tull, on the other hand, shall have received at the effective time of the merger a certificate dated the effective time of the merger and executed by the President or a Vice President of the other party certifying to the fulfillment of the conditions specified in the two immediately preceding clauses.


  As of the date of this proxy statement/prospectus, neither Inland nor Ryerson Tull expects that any of these conditions will be waived.

Termination of the Merger Agreement

  The merger agreement provides that the merger may be terminated at any time before the effective time of the merger, even if the Ryerson Tull stockholders have approved it:

  .by mutual written consent of Inland, RT Merger Sub and Ryerson Tull with approval by at least two-thirds of the members of the Independent Directors Committee;

  .by any of Inland, RT Merger Sub or Ryerson Tull, with approval by at least two-thirds of the members of the Independent Directors Committee in the case of termination by Ryerson Tull, if:

      (1) any court of competent jurisdiction in the United States or other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action shall have become final and nonappealable;

      (2) the merger shall not have been completed by March 31, 1999, except that the right to terminate the merger agreement pursuant to this clause shall not be available to any party whose failure to fulfill any of its obligations under the merger agreement results in the failure of the merger to occur on or before such date; or

      (3) the merger agreement and the merger shall have been voted on by stockholders of Ryerson Tull at the meeting and the vote shall not have been sufficient to satisfy the condition to the completion of the merger;

  .by either Inland or RT Merger Sub if:

      (1) Ryerson Tull shall have failed to perform in any material respect its obligations under the merger agreement to be performed by Ryerson Tull, which failure to perform has not been cured within 30 days following receipt by Ryerson Tull of notice of such failure to perform from Inland or RT Merger Sub; or

      (2) the representations and warranties of Ryerson Tull contained in the merger agreement shall not be true and correct when made or after such time as certain conditions to the completion of the merger have been satisfied and prior to the effective time of the merger (except as permitted in the merger agreement and to the extent they relate to a particular date), except for such failures to be true and correct which, individually or in the aggregate, are not reasonably likely to have a material adverse effect, except that such failure to be true and correct has not been cured within 30 days following receipt by Ryerson Tull of notice of such failure to be true and correct from Inland or Ryerson Tull; or

  .by the Independent Directors Committee on behalf of Ryerson Tull if:

      (1) Inland or RT Merger Sub shall have failed to perform in any material respect their obligations under the merger agreement to be performed by Inland or RT Merger Sub, which failure to perform has not been cured within 30 days following receipt by Inland of notice of such failure to perform from Ryerson Tull;

      (2) the representations and warranties of Inland or RT Merger Sub contained in the merger agreement shall not be true and correct when made or after such time as certain conditions to the completion of the merger have been satisfied and prior to the effective time of the merger (except as permitted in the merger agreement and to the extent any such representation or warranty relates to a particular date), except for such failures to be true and correct which, individually or in the aggregate, are not reasonably likely to have a material adverse effect, except that such failure to be true and correct has not been cured within 30 days following receipt from Ryerson Tull by Inland or RT Merger Sub, as the case may be, of notice of such failure to be true and correct from Ryerson Tull; or

      (3) the Independent Directors Committee determines in good faith, after consultation with Morgan Stanley and its legal counsel, that the Independent Directors Committee's fiduciary obligations under applicable law require it to withdraw its recommendation of the merger agreement and the transactions contemplated thereby.

Expenses

  Whether or not the merger is completed, each party will pay its own expenses incident to preparing for, entering into and carrying out the merger agreement and the completion of the transactions contemplated thereby, except that the costs of printing, mailing and filing this proxy statement/prospectus will be borne equally by Inland and Ryerson Tull.

Modification or Amendment to the Merger Agreement

  Subject to the applicable provisions of, at any time prior to the effective time of the merger, Inland, Ryerson Tull and RT Merger Sub may modify or amend the merger agreement by written agreement, except that after approval of the merger agreement by Ryerson Tull's stockholders no amendments will be made which by law requires further approval by such stockholders without such further approval. Any amendment or modification of the merger agreement will require the consent of a majority of the Ryerson Tull Board of Directors and at least two-thirds of the members of the Independent Directors Committee.

Regulatory Requirements

  Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware after the approval and adoption of the merger agreement pursuant to Delaware corporate law, and compliance with federal and state securities laws, neither Inland nor Ryerson Tull is aware of any material U.S. federal or state or foreign governmental regulatory requirement necessary to be complied with or approval that must be obtained in connection with the merger.

Material Federal Income Tax Considerations

  The following is a summary description of the material U.S. federal income tax consequences of the merger. To the extent this summary discusses matters of law, it is based upon the opinion of Mayer, Brown & Platt. This summary is based upon the current provisions of the Internal Revenue Code of 1986, its legislative history, administrative pronouncements, judicial decisions and Treasury regulations, all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete discussion of all U.S. federal income tax considerations relating to the merger. This summary does not address the tax consequences of the merger under state, local, or non-U.S. tax laws. In addition, this summary may not apply, in whole or in part, to particular categories of holders of Ryerson Tull class A common stock, such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations, investment companies, foreign taxpayers, individuals who acquired Ryerson Tull class A common stock pursuant to employee stock options, and other special status taxpayers. Finally, a tax ruling from the Internal Revenue Service has not been requested. This summary is included for general information only. All holders of Ryerson Tull class A common stock should consult their tax advisors to determine the specific tax consequences of the merger, including any state, local and non-U.S. tax consequences.

General

  In the opinion of Mayer, Brown & Platt, based on certain representations of Inland and Ryerson Tull, and assuming that the merger takes place in accordance with the merger agreement and as described by this proxy statement/prospectus, the merger will be treated as a tax-free reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986. However, such opinion will not be binding upon the Internal Revenue Service and no ruling from the Internal Revenue Service will be sought with respect to the federal income tax consequences of the merger. Therefore, there can be no assurance that the Internal Revenue Service will not contest the conclusions expressed herein. The discussion below assumes that the merger will be treated as described in the first sentence of this paragraph.

Tax Treatment to Inland, Ryerson Tull and RT Merger Sub

  No gain or loss will be recognized by Inland, Ryerson Tull and RT Merger Sub.

Tax Treatment of Holders of Ryerson Tull Class A Common Stock

  No gain or loss will be recognized by a holder who receives shares of Inland common stock (except for cash received in lieu of fractional shares) in exchange for all of such holder's shares of Ryerson Tull class A common stock. The tax basis of the shares of Inland common stock received by a holder in such exchange (including any fractional share of Inland common stock deemed received and subsequently sold or redeemed) will be equal to the basis of the Ryerson Tull class A common stock exchanged therefor. The holding period of the Inland common stock received in the exchange will include the holding period of shares of Ryerson Tull class A common stock exchanged therefor, provided that such shares were held as capital assets of the holder at the effective time of the merger.

  Holders who receive Inland common stock will be required to attach a statement to their tax returns for the year of the merger that contains the information in Treasury Regulation (S)1.368-3(b). Such statement must include the stockholder's tax basis in the stockholder's Ryerson Tull class A common stock and a description of the Inland common stock received.

  A holder who holds Ryerson Tull class A common stock as a capital asset and who receives in the merger, in exchange for such stock, Inland common stock and cash in lieu of a fractional share interest in Inland common stock will be treated as having received such fractional share of Inland common stock and then as having received cash in redemption by Inland of the fractional share interest. Under the Internal Revenue Service's present advance ruling position, since the cash is being distributed in lieu of fractional shares solely for the purpose of saving Inland the expense and inconvenience of issuing and transferring fractional shares, and is not separately bargained-for consideration, the cash received will be treated as having been received in part or full payment in exchange for the fractional share of stock redeemed. Accordingly, a holder will recognize capital gain or loss equal to the difference between the basis of the fractional share of Inland common stock and the cash received in the deemed redemption by Inland of such share. The capital gain or loss so recognized generally will be long-term capital gain or loss if the holding period for the fractional share interest exceeds one year. In the case of individual holders of Ryerson Tull class A common stock, such long-term capital gain will be taxed at a maximum rate of 20%.

  A successful Internal Revenue Service challenge to the reorganization status of the merger would result in a holder of Ryerson Tull class A common stock recognizing gain or loss with respect to each share of Ryerson Tull class A common stock exchanged equal to the difference between the stockholder's basis in such share and the fair market value, as of the effective time of the merger, of the Inland common stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Inland stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the merger.

Accounting Treatment

  The merger will be accounted for as a purchase for financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of Ryerson Tull as they relate to the minority interest will be recorded at their fair values at the effective time of the merger, with the difference between such fair value and the value of the consideration paid in the merger, if any, allocated to goodwill.

Interests of Certain Persons in the Merger

  In considering the recommendation of the Ryerson Tull Board of Directors with respect to the merger, stockholders should be aware that some of the members of the Ryerson Tull Board of Directors and some of Ryerson Tull's executive officers have interests in the merger that are in addition to the interests of stockholders of Ryerson Tull generally and that could potentially represent conflicts of interest.

  Directors and executive officers of Ryerson Tull (including any person who served as a director or executive officer of Ryerson Tull at any time during
1998) beneficially owned as of December 31, 1998, approximately 10.0% of the outstanding Ryerson Tull class A common stock and 1.0% of the outstanding Inland common stock. Directors and executive officers of Inland owned as of December 31, 1998, approximately 3.9% of the outstanding Ryerson Tull class A common stock and 1.8% of the outstanding Inland common stock. All Ryerson Tull class A common stock held by such directors and executive officers at the effective time of the merger will, upon completion of the merger, along with all other Ryerson Tull class A common stock, be converted into the right to receive Inland common stock.

  Ryerson Tull directors and officers have additional interests which are different from your interests.

  . The directors of Ryerson Tull, other than Robert J. Darnall, will become directors of Inland.

  . Executive officers of Ryerson Tull will become executive officers of Inland.

  . The independent directors of Ryerson Tull will receive shares of Ryerson
    Tull class A common stock for serving on the Independent Directors
    Committee.

  . The options to purchase Ryerson Tull class A common stock held by officers of Ryerson Tull will become, subject to adjustment to reflect the exchange ratio, options to purchase Inland common stock.

  . Robert J. Darnall, James A. Henderson and Jean-Pierre Rosso who are currently Ryerson Tull directors, are also Inland directors.

  The full Ryerson Tull Board of Directors was aware of these interests and considered them in adopting the merger agreement.

                            BUSINESS AND MANAGEMENT

Management and Operations After the Merger

Inland Board of Directors

  At the effective time of the merger, the following persons will resign as directors from the Inland Board of Directors:

                                A. Robert Abboud
                               Robert J. Darnall
                                 Leo F. Mullin
                                Joshua I. Smith
                                Nancy H. Teeters
                                Arnold R. Weber

  Upon the effectiveness of their resignations, James A. Henderson and Jean-Pierre Rosso, the remaining Inland directors, will elect the following persons as directors to the Inland Board of Directors, each to hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal:

                               Jameson A. Baxter
                                Richard G. Cline
                                 Neil S. Novich
                               Jerry S. Pearlman
                               Donald S. Perkins
                               Ronald L. Thompson

  Ms. Baxter, age 55, has been President of Baxter Associates, Inc., a management consulting and private investments firm, since 1986. She was also Vice President and Principal of Regency Group, Inc., an investment banking firm, from 1989 until 1992. She served as Vice President of The First Boston Corporation, an investment banking firm, from 1975 to 1986, and held various other positions at The First Boston Corporation since 1965. She is a director of Avondale Financial Corp., Banta Corporation, and The Putnam Funds. Ms. Baxter does not currently serve as a director of Ryerson Tull.

  Additional information about such persons, other than Ms. Baxter, is contained in Ryerson Tull's definitive proxy statement dated April 17, 1998, which is incorporated by reference in this proxy statement/prospectus. See "Additional Information--Where You Can Find More Information."

Inland Management and Employees

  Following the merger, the executive officers of Inland are expected to be:

         Name and Current Position                    Position After the Merger
         -------------------------                    -------------------------
   Neil S. Novich, President and Chief     Chairman, President and Chief Executive Officer
    Executive Officer, Ryerson Tull
   Jay M. Gratz, Vice President and Chief  Vice President and Chief Financial Officer
    Financial Officer, Ryerson Tull
   Lily L. May, Controller, Ryerson Tull   Controller
   Terence R. Rogers, Director of          Treasurer
    Pensions and Risk Management, Inland
    and Treasurer, Ryerson Tull

  Mr. Rogers, age 39, has been Director of Pensions and Risk Management of Inland since December 1994 and Treasurer of Ryerson Tull since November 1998. He was Director of Finance of Outboard Marine Corporation from 1991 to December 1994.

  Additional information about such persons, other than Mr. Rogers, is contained in Inland's and Ryerson Tull's respective Annual Reports on Form 10-K for the year ended December 31, 1997, which are incorporated by reference in this proxy statement/prospectus. See "Additional Information--Where You Can Find More Information."

  In connection with the ISC/Ispat transaction and the merger, approximately 35% of Inland's 71 executive officers and administrative staff will no longer be employed by Inland, Ryerson Tull or ISC following the merger. It is not anticipated that any Ryerson Tull employees will be laid off in connection with the merger.

Market Prices and Dividend Information

  Shares of Inland common stock are traded on the New York Stock Exchange under the symbol "IAD," and shares of Ryerson Tull class A common stock are traded on the New York Stock Exchange under the symbol "RT." The following table sets forth, for the periods indicated, the range of high and low per share sales prices for Inland common stock and Ryerson Tull class A common stock as reported on the New York Stock Exchange, as well as information concerning quarterly dividends declared on such shares.

                               Shares of Inland          Shares of Ryerson Tull
                                 Common Stock             Class A Common Stock
                         ---------------------------- ----------------------------
                           High      Low    Dividends   High      Low    Dividends
                         --------- -------- --------- --------- -------- ---------
1997
  First Quarter......... $21       $18 1/8    $0.05   $15 3/4   $13 5/8     --
  Second Quarter........  27 1/2    18 1/8     0.05    16 1/2    13 1/2     --
  Third Quarter.........  27 3/8    20         0.05    17 1/2    15 3/8     --
  Fourth Quarter........  22 1/16   15 7/8     0.05    16 3/8    13 9/16    --
1998
  First Quarter......... $29 1/2   $17 1/16   $0.05   $20 3/8   $13 1/8     --
  Second Quarter........  30 1/2    26         0.05    23        18 1/4     --
  Third Quarter.........  29 3/4    17 7/8     0.05    20 13/16  12 1/2     --
  Fourth Quarter........  22        14 1/8     0.05    13 1/16    8 7/16    --
1999
  First Quarter (through
   January 26, 1999).... $19 13/16 $14 1/2      --    $12       $9          --

  The following table provides the closing per share sales prices of Inland common stock and Ryerson Tull class A common stock, as reported on the New York Stock Exchange Composite Tape, on:

  . March 16, 1998--the last business day before Inland announced its original intent to merge with or acquire Ryerson Tull;

  . October 14, 1998--the last business day before Inland and Ryerson Tull announced the terms of the merger;

  . October 27, 1998--the last business day before the merger agreement was signed; and

  . January 26, 1999--the last business day for which prices were available before the date of this proxy statement/prospectus.

                                                                    Ryerson Tull
                                                          Inland      Class A
      Date                                             Common Stock Common Stock
      ----                                             ------------ ------------
      March 16, 1998..................................   $23 3/8      $18 1/8
      October 14, 1998................................    18 3/8       10 5/16
      October 27, 1998................................    18 3/8       11 3/8
      January 26, 1999................................    14 1/2        9

  Inland has paid quarterly cash dividends on the Inland common stock since 1995. No decision has been made with respect to whether Inland will continue to pay dividends after completion of the merger.

  Prior to June 21, 1996, Ryerson Tull was a wholly owned subsidiary of Inland. Public trading of the shares of Ryerson Tull class A common stock began on June 21, 1996. Ryerson Tull has not paid a dividend on the Ryerson Tull class A common stock since public trading of the shares of Ryerson Tull class A common stock began.

Ownership of Inland Common Stock and Ryerson Tull Class A Common Stock

  The following table sets forth certain information as of December 31, 1998, except as otherwise noted, as to the beneficial ownership of Inland common stock and Ryerson Tull class A common stock by the directors, the Chairman of the Board and Chief Executive Officer and the four other most highly compensated executive officers of Inland as of December 31, 1997, and by all directors and persons serving as executive officers of Inland as a group; and by the directors, the President and Chief Executive Officer and the four other most highly compensated executive officers of Ryerson Tull as of December 31, 1997, and by all directors and persons serving as executive officers of Ryerson Tull as a group (other than the individuals also serving as Inland directors or executive officers); and by persons whom Inland or Ryerson Tull know beneficially own in excess of 5% of a class of Inland voting stock. In reviewing this table, you should be aware that:

  . the post-merger estimates are based on the number of shares of Inland common stock and Ryerson Tull class A common stock beneficially owned;

  . Messrs. Darnall, Henderson and Rosso are directors of both Inland and Ryerson Tull and Messrs. Gratz and Novich are executive officers of Ryerson Tull; and

  . Mr. Wiersbe has resigned as an executive officer of Inland and Mr. Lusted has resigned as an executive officer of Ryerson Tull.

                                                                                        Estimated
                                 Inland             Ryerson Tull         Estimated      Percent of
                              Common Stock      Class A Common Stock     Number of     Outstanding
                          --------------------- --------------------- Shares of Inland    Inland
                          Number of Percent of  Number of Percent of    Common Stock   Common Stock
                          Shares(1) Outstanding Shares(2) Outstanding   Post-Merger    Post-Merger
                          --------- ----------- --------- ----------- ---------------- ------------
Inland Directors
 A. Robert Abboud.......      2,719       *        1,000        *            3,329            *
 Robert J. Darnall......    138,921       *       11,754        *          146,091            *
 James A. Henderson.....      3,351       *        4,380        *            6,023            *
 Leo F. Mullin..........        672       *            0        *              672            *
 Jean-Pierre Rosso......        691       *        8,052        *            5,603            *
 Joshua I. Smith........      1,786       *            0        *            1,786            *
 Nancy H. Teeters.......      2,651       *          150        *            2,743            *
 Arnold R. Weber........      2,451       *        1,000        *            3,061            *
Named Inland Executive
 Officers
 Jay M. Gratz...........    103,900       *        3,061        *          105,767            *
 Neil S. Novich.........        132       *      178,127      3.2          108,789            *
 George A. Ranney, Jr...     57,802       *          500        *           58,107            *
 Dale E. Wiersbe........     67,420       *        1,000        *           68,030            *
All Inland Directors and
 Executive Officers as a
 Group (14 persons).....    446,814     2.0      213,742      3.9          577,197          2.3
Ryerson Tull Directors
 Richard G. Cline.......          0       *        6,276        *            3,828            *
 Jerry S. Pearlman......      5,000       *       11,949        *           12,289            *
 Donald S. Perkins......      4,046       *        9,380        *            9,768            *
 Ronald L. Thompson.....          0       *        9,670        *            5,899            *
Named Ryerson Tull
 Executive Officers
 Carl G. Lusted.........          0       *      100,807      1.9           61,492            *
 Stephen E. Makarewicz..      2,097       *       62,115      1.2           39,987            *
 Gary L. Niederpruem....      2,043       *       55,621      1.0           35,972            *
All Ryerson Tull
 Directors and Executive
 Officers as a Group (19
 persons)...............    270,908     1.2      633,441     10.8          657,307          2.6
Principal Stockholders
 FMR Corp.(3)...........  2,657,640    12.2      599,400     11.2        3,023,274         12.1
 82 Devonshire Street
 Boston, Massachusetts
 02109
 Alfred D. Kingsley(4)..  1,828,544     8.4      360,100      6.7        2,048,205          8.2
 Gary K. Duberstein
 277 Park Avenue, 27th
 Floor
 New York, New York
 10017
 MacKay-Shields
 Financial
  Corporation(5)........         --      --      323,860      6.1          197,555            *
 9 West 57th Street
 New York, New York
 10019
 Morgan Stanley
  Dean Witter & Co.(6)
 .......................  2,302,578    10.6           --       --        2,302,578          9.2
 1585 Broadway
 New York, New York
 10036
 Northern Trust
  Corporation(7)........  1,104,753     5.1           --       --        1,104,753          4.4
 50 South LaSalle Street
 Chicago, Illinois 60675
 OZ Management,
  L.L.C.(8).............  2,563,000    11.7           --       --        2,563,000         10.2
 153 East 53rd Street,
 44th Floor
 New York, New York
 10022

                                                                                       Estimated
                                Inland             Ryerson Tull         Estimated      Percent of
                             Common Stock      Class A Common Stock     Number of     Outstanding
                         --------------------- --------------------- Shares of Inland    Inland
                         Number of Percent of  Number of Percent of    Common Stock   Common Stock
                         Shares(1) Outstanding Shares(2) Outstanding   Post-Merger    Post-Merger
                         --------- ----------- --------- ----------- ---------------- ------------
 State Street Research &
  Management
 Company(9).............     --         --       541,800    10.1         330,498          1.3
 One Financial Center,
 30th Floor
 Boston, Massachusetts
 02111
 Vanguard/Windsor Funds,
  Inc.(10)..............     --         --     1,450,500    27.1         884,805          3.5
 100 Vanguard Boulevard
 Malvern, Pennsylvania
 19355
 Wellington Management
  Company, L.L.P.(10)...     --         --     1,451,700    27.2         885,537          3.5
 75 State Street
 Boston, Massachusetts
 02109

--------

(1) Includes shares held jointly with other persons, as follows: Mr. Darnall-- 290, Mrs. Teeters--2,651, Mr. Wiersbe--78, and all directors and executive officers as a group--7,142; and shares that the following have the right to acquire under options exercisable within 60 days after December 31, 1998:
    Mr. Darnall--48,000, Mr. Ranney--48,000, Mr. Gratz--87,800, Mr. Wiersbe-- 60,393, and all executive officers as a group--296,782.
(2) Includes shares that the following have the right to acquire under options exercisable within 60 days after December 31, 1998: Mr. Novich--162,056, Mr. Lusted--100,807, Mr. Makarewicz--57,482, Mr. Niederpruem--51,633, and all executive officers of Ryerson Tull as a group--523,670; shares held under restricted stock awards as follows: Mr. Darnall-- 3,654, Mr. Novich-- 5,000, Mr. Gratz--1,461, Mr. Makarewicz--1,500, Mr. Niederpruem--1,500, and all executive officers as a group--20,342; and deferred restricted shares of Ryerson Tull class A common stock payable under the Ryerson Tull Directors' Compensation Plan, as follows: Mr. Henderson--3,380, Mr. Pearlman--7,949, Mr. Perkins--3,380, Mr. Thompson--7,670, and all directors as a group 22,379.
(3) FMR Corp., on behalf of itself, Edward C. Johnson 3d, Abigail P. Johnson, Fidelity Management & Research Company and Fidelity Value Fund, reported sole voting power as to 144,111 shares and sole dispositive power as to 2,657,640 shares of Inland common stock as of October 13, 1998, and sole dispositive power as to 599,400 shares of Ryerson Tull class A common stock as of February 11, 1998.
(4) Mr. Kingsley, on behalf of himself and for a group including Gary K. Duberstein, Greenway Partners, L.P., Greenbelt Corp., Greenhouse Partners, L.P., Greenhut, L.L.C., Greenhut Overseas, L.L.C., Greensea Offshore, L.P., and Greentree Partners, L.P., reported sole voting and dispositive power as to 10,358 shares and shared voting and dispositive power as to 1,818,186 shares of Inland common stock as of September 2, 1998, and shared voting and dispositive power as to 360,100 shares of Ryerson Tull class A common stock as of June 9, 1998.
(5) MacKay-Shields Financial Corporation reported shared voting and dispositive power as of February 13, 1998.
(6) Morgan Stanley, on behalf of itself, Miller Anderson & Sherrerd, LLP and MAS Funds Value Portfolio, reported shared voting power as to 1,947,078 shares and shared dispositive power as to 2,302,578 shares as of December 10, 1998.
(7) Northern Trust Corporation, on behalf of itself and its subsidiaries The Northern Trust Company, Northern Trust Quantitative Advisors, Inc. and Northern Trust Bank of Florida N.A., reported sole voting power as to 75,265 shares, shared voting power as to 30,666 shares and sole dispositive power as to 1,104,653 shares as of November 10, 1998.

(8) OZ Management, L.L.C., on behalf of itself and for a group including OZ Master Fund, Ltd. and Ziff Asset Management, L.P., reported shared voting and dispositive power as of July 29, 1998. Mr. Daniel S. Och is the managing member of OZ Management, L.L.C., and may be deemed to control such entities and therefore, indirectly, such shares of Inland common stock. The number of shares and the related percentage of outstanding shares are based on filings which pre-date and thus do not reflect reductions in share ownership due to Inland's tender offer.
(9) State Street Research & Management Company reported sole voting power as to 13,800 shares and sole dispositive power as to 541,800 shares as of July 9, 1998.
(10) Vanguard/Windsor Funds, Inc. reported sole voting power and shared dispositive power as to 1,450,500 shares. Wellington Management Company, LLP, in its capacity as investment advisor to its clients, including Vanguard/Windsor Funds, Inc., reported beneficial ownership of 1,200 shares with shared voting power and 1,451,700 shares with shared dispositive power.
*Less than 1 percent.
--------

  Inland is the beneficial owner of 34,000,000 shares of Ryerson Tull class B common stock, which represent approximately 87% of the economic interest, and approximately 96% of the voting power, in Ryerson Tull.

  Certain persons were also known to be the beneficial owners of more than 5% of the outstanding shares of Inland series A $2.40 cumulative convertible preferred stock. Such persons vote together with the holders of the Inland common stock as a single class on each matter being submitted to holders of Inland's voting securities, and none of the owners of the series A preferred stock own shares of series A preferred stock having more than 1% of the combined voting power of Inland's outstanding voting securities.

Inland Common Stock Treasury Shares

  As of November 2, 1998, Inland held approximately 28.8 million shares of Inland common stock in its treasury as a result of its repurchase of:

    1. approximately 26.5 million shares for an aggregate of $794.5 million in a tender offer for such shares; and

    2. approximately 1.8 million shares for an aggregate of $35.1 million in stock repurchase programs terminated on October 2, 1998.

  Inland intends to deliver treasury shares to Ryerson Tull stockholders in the merger. Following the merger and distribution of Inland common stock to you, Inland will hold approximately 25.5 million shares of Inland common stock in its treasury, representing 50.5% of the issued post-merger shares of Inland common stock. Under the rules of the New York Stock Exchange, treasury shares can be delivered in connection with acquisitions, such as the merger between Inland and Ryerson Tull, and pursuant to employee benefits plans without a vote of Inland's stockholders.

Name Change

  Shortly after the merger, Ryerson Tull will merge with Inland and Inland will change its name to "Ryerson Tull, Inc." Following that merger, the shares of Inland common stock will trade on the New York Stock Exchange under the symbol "RT."

Management and Other Information

  As a result of the ISC/Ispat transaction, each of Inland's executive officers, including Mr. Gratz, became entitled to severance benefits under a change of control agreement if Inland terminates his or her employment within two years of the ISC/Ispat transaction, other than for "Cause," or if the officer terminates his or her employment for "Good Reason." In lieu of payments under his change of control agreement, Mr. Gratz and Inland amended his change of control agreement to provide that Mr. Gratz would resign as Vice President and Chief Financial Officer of Inland on November 30, 1998 and become employed by Ryerson Tull. The amendment provides that Mr. Gratz is entitled to a change of control agreement from Ryerson Tull but will not be entitled to severance benefits under his existing agreement upon termination of employment with Inland or Ryerson Tull.

  Pursuant to his amended change of control agreement, Mr. Gratz is entitled:

  . to receive cash of $29.625 per share less the exercise price in lieu of shares of Inland common stock issuable upon exercise of options awarded to him prior to the closing of the ISC/Ispat transaction ($579,312.50 in the aggregate) at any time on or before November 6, 2001 (but not beyond the original term of any such option);
  . upon termination of his employment with Ryerson Tull, to receive life, disability, accident and health insurance benefits and other employee fringe benefits;

  . upon the earlier of the date of his termination of employment with Ryerson Tull or January 1, 2001, to receive a lump sum payment of all non-qualified retirement benefits from Inland and Ryerson Tull, calculated as if he had an additional three years of accrued benefits and as if payments were then to start immediately without actuarial reduction;

  . to receive a retention bonus of $250,000 on January 1, 2000, provided that he is employed by Ryerson Tull on that date or if his employment is terminated prior to that date by reason of his death, disability or involuntary termination by Ryerson Tull; and

  . to be reimbursed for legal fees, expenses and excise taxes, if any, incurred as a result of any payments received under the agreement.

  Pursuant to the amended change of control agreement, Mr. Gratz received $150,000 for agreeing not to become an employee of, or provide consulting or other services to, certain competitors prior to November 6, 2000.

  On November 1, 1998, Ryerson Tull entered into a change of control agreement with Mr. Gratz, which expires on December 31, 1999, but is automatically extended for additional one-year periods unless Ryerson Tull gives notice prior to June 30 of a year that it does not wish to extend this agreement for future years or unless a change in control (as defined below) or certain other limited events occur. The terms of the agreement are similar to those described for the agreements defined as "Company Agreements" under the caption "Pension Benefits;

Retirement and Termination Agreements--Employment and Change in Control Agreements" in Ryerson Tull's proxy statement relating to its May 28, 1998 annual meeting which is incorporated herein by reference, except that Mr. Gratz is entitled to:

  . a lump-sum payment equal to three times (rather than two times) the sum of (a) his current annual base salary plus (b) his average incentive bonus paid for the five years preceding termination of employment;
  . life, disability, accident and health insurance for a period of 36 months after termination of employment (rather than 24 months); and . cash in lieu of three years of additional accrued benefits under Ryerson
    Tull's pension plan (rather than two years).

  Other information relating to the management, executive compensation, voting securities, certain relationships and related transactions and other related matters pertaining to Inland and Ryerson Tull is set forth in or incorporated by reference in their respective Annual Reports on Form 10-K for the year ended December 31, 1997. Such Annual Reports are incorporated by reference in this proxy statement/prospectus. See "Additional Information--Where You Can Find More Information."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Inland and Ryerson Tull (or certain of their respective subsidiaries) have entered into a number of interrelated agreements with respect to their ongoing relationships and certain transactions. Additional or modified arrangements and transactions may be entered into by Inland, Ryerson Tull and their respective subsidiaries. The following is a summary of certain past, current and anticipated future arrangements and transactions between or among Inland, Ryerson Tull and their respective affiliates.

Guarantor Arrangements

  As a condition to completing the ISC/Ispat transaction, Ispat, ISC, Ryerson Tull and Inland entered into an agreement with the Pension Benefit Guaranty Corporation to provide certain financial commitments to reduce the underfunding of the ISC Pension Plan and to secure ISC Pension Plan unfunded benefit liabilities on a termination basis. These requirements include a Ryerson Tull guaranty of $50 million, for five years, of the obligations of Ispat and ISC to the Pension Benefit Guaranty Corporation in the event of a distress or involuntary termination of the ISC Pension Plan. See "The Companies--Inland Steel Industries, Inc.--ISC/Ispat Transaction."

  A subsidiary of Ryerson Tull was the guarantor of $86,000,000 of the Inland Steel Industries Thrift Plan ESOP notes which were issued in 1990. These notes were paid in full on November 10, 1998. See "The Companies--Inland Steel Industries, Inc.--Use of ISC/Ispat Transaction Proceeds."

Support Services; Indemnification and Corporate Separateness

  During 1996, Ryerson Tull and Inland entered into a corporate separation agreement relating to Inland's provision of support services to Ryerson Tull, joint participation in a marketing program, indemnification by and between Ryerson Tull and Inland, and the establishment of procedures to maintain separation between Ryerson Tull and Inland. Specific distinguishable costs incurred by Inland in providing these services to Ryerson Tull are charged to Ryerson Tull. In addition, other support costs not specifically allocated to Inland or other Inland subsidiaries are allocated to Ryerson Tull based upon the percentage of Inland consolidated operating assets attributable to Ryerson Tull. The percentage of Inland consolidated operating assets attributable to Ryerson Tull at December 31, 1997 was 33%. After the ISC/Ispat transaction, the percentage of Inland consolidated operating assets attributable to Ryerson Tull is approximately 96%. The corporate separation agreement will be terminated at the effective time of the merger.

Tax Sharing Arrangements

  In 1996, Ryerson Tull and Inland entered into a tax-sharing agreement that provides that current and deferred federal income tax liability be determined for each corporation in the Inland group on an individual basis. Under the agreement, current federal tax liability for each corporation in the Inland group, including Ryerson Tull, is paid to Inland, which in turn pays the Internal Revenue Service. If Ryerson Tull is unable to use all of its allocated tax attributes (net operating loss and tax credit carryforwards) in a given year but other companies in the consolidated group are able to utilize them, then Inland will transfer the tax attributes and pay Ryerson Tull for their use. The agreement also contains state tax-sharing arrangements, similar to the arrangements described above with respect to federal taxes, for those states in which the consolidated group is charged state taxes on a unitary or combined basis. During fiscal year 1998, $35 million of Ryerson Tull federal income tax attributes in the form of net operating loss carryforwards were transferred to the Inland consolidated group. Ryerson Tull was paid $12.3 million in cash ($35 million multiplied by a tax rate of 35%) by Inland for the use of these tax attributes.

Cross-License Agreement

  In 1996, Ryerson Tull and Inland entered into a cross-license agreement pursuant to which Ryerson Tull licenses on a royalty-free basis its "Ryerson" name and know-how for use by Inland and its affiliates outside North America and pursuant to which Inland licenses on a royalty-free basis its "red diamond" trademark for use by Ryerson Tull. Inland agreed under the ISC/Ispat merger agreement to discontinue use of the red diamond logo by January 16, 1999, while Ispat agreed not to unreasonably withhold its consent to a reasonable extension of such deadline if Inland commenced actions reasonably calculated to discontinue its use of the red diamond logo as promptly as practicable. Inland and Ryerson Tull are phasing out their use of the red diamond logo and have requested an extension of the January 16 deadline from Ispat. Neither Inland nor Ryerson Tull anticipate that Ispat will object to a reasonable extension of the deadline. The cross-license agreement requires each of Ryerson Tull and Inland to reimburse the other for the reasonable costs incurred in providing the respective license property pursuant to the agreement. No payments are expected in 1998. The cross-license agreement will be terminated at the effective time of the merger.

Pensions

  Effective April 30, 1996, that portion of the Inland Steel Industries Pension Plan covering Ryerson Tull's current and former employees was separated and became the Ryerson Tull Pension Plan. The Ryerson Tull Pension Plan assumed the liabilities of the Inland Steel Industries Pension Plan attributable to current and former Ryerson Tull employees and a corresponding percentage of the assets. Due to this separation, Ryerson Tull's benefit obligation was remeasured and Ryerson Tull recognized a $25.4 million decrease in its prepaid pension cost, a $16.5 million reduction in reinvested earnings and an $8.9 million deferred tax asset increase in 1996. Ryerson Tull's pension plan currently meets the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Ryerson Tull's current policy is to continue to fund the plan to meet at least these minimum funding standards. Although Ryerson Tull was not required to make any pension plan contributions during 1997 and 1998, Ryerson Tull elected to make voluntary cash contributions of $6.9 million and $6.0 million, respectively, to enhance the plan's funded status.

  Effective January 1, 1998, Ryerson Tull froze the benefits accrued under its defined benefit pension plan for certain salaried employees and instituted a new defined contribution plan. Salaried employees vested in their benefits accrued under the defined benefit plan at December 31, 1997 (and those who become vested in such benefits in the future) will be entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting specified age and service requirements to continue to accrue benefits for an additional five years under the defined benefit plan. At December 31, 2002, these employees will become eligible to participate fully in the defined contribution plan.

  As part of the ISC/Ispat transaction, the ISC Pension Plan was transferred to ISC, and Inland's remaining employees that had formerly participated in the ISC Pension Plan became participants in the Ryerson Tull Pension Plan and the proportionate assets and liabilities of the ISC Pension Plan related to such participants were transferred to the Ryerson Tull Pension Plan. The ISC Pension Plan has unfunded benefit liabilities on a termination basis for which Ispat, ISC, Ryerson Tull and Inland entered into an agreement with the Pension Benefit Guaranty Corporation to provide certain financial commitments to reduce the underfunding of the ISC Pension Plan and to secure ISC Pension Plan unfunded benefit liabilities on a termination basis. See "The Companies--Inland Steel Industries, Inc.--ISC/Ispat Transaction."

                 COMPARATIVE RIGHTS OF INLAND STOCKHOLDERS AND
                           RYERSON TULL STOCKHOLDERS

  The rights of Ryerson Tull stockholders are currently governed by Delaware corporate law and Ryerson Tull's certificate of incorporation, by-laws and rights agreement. Upon completion of the merger, Ryerson Tull stockholders will become stockholders of Inland and their rights as Inland stockholders will be governed by Delaware corporate law and Inland's certificate of incorporation, by-laws and rights agreement. There are a number of differences between the rights of Inland stockholders and Ryerson Tull stockholders. The following is a brief summary of the material differences between the rights of Inland stockholders and the rights of Ryerson Tull stockholders, and is qualified in its entirety by reference to the relevant provisions of Delaware corporate law, Inland's certificate of incorporation, by-laws and rights agreement and Ryerson Tull's certificate of incorporation, by-laws and rights agreement, which are incorporated by reference as exhibits to the registration statement.

Authorized Capital

Inland Steel Industries, Inc.

  The total number of shares of all classes of stock that Inland is authorized to issue is 115,000,000, of which 15,000,000 are preferred stock and 100,000,000 are common stock. On December 31, 1998, there were 82,249 shares of series A preferred stock and 21,753,101 shares of Inland common stock outstanding. Inland is not prohibited from issuing additional Inland common stock or Inland preferred stock.

  Each outstanding share of Inland common stock entitles the holder thereof to one vote on each matter submitted to a vote at a meeting of stockholders. Subject to any prior rights to receive dividends to which the holders of shares of any series of Inland preferred stock may be entitled, the holders of Inland common stock are entitled to receive dividends if, as and when from time to time the Inland Board of Directors declares dividends payable from funds legally available therefor. In the event of any dissolution, liquidation or winding up of Inland, and subject to any amounts to which the holders of shares of any series of Inland preferred stock may be entitled and to the repayment of all of Inland's indebtedness, the holders of Inland common stock are entitled to receive, pro rata, any remaining assets of Inland available for distribution to its stockholders. The holders of Inland common stock do not have the right to convert their Inland common stock into any other security under any circumstances.

  Series A preferred stock is the only series of Inland preferred stock presently outstanding. Holders of the outstanding shares are entitled to receive dividends at the rate of $2.40 per share per year and, upon any liquidation, dissolution or winding up of Inland, whether voluntary or involuntary, subject to the rights of the holders of any stock of Inland ranking senior to the series A preferred stock and all of Inland's indebtedness, $44.00 per share plus all dividends accumulated and unpaid thereon. The shares of series A preferred stock are convertible into shares of Inland common stock at a rate of one share of Inland common stock for one share of series A preferred stock, subject to adjustments in certain events, and they are redeemable at Inland's option at any time at $44.00 per share plus all dividends accumulated and unpaid thereon to the date fixed for such redemption. Inland may partially redeem its series A preferred stock even if dividends on that series are in arrears, provided that cumulative dividends are paid in full on the shares that are redeemed. Dividends paid on the series A preferred stock and any other series of Inland preferred stock ranking on a parity with the series A preferred stock as to dividends, if less than the full amount of dividends accumulated and unpaid on each such series of Inland preferred stock, must be paid on each such series of Inland preferred stock in proportion to the aggregate amounts of dividends accumulated and unpaid on each such series. The Inland Board of Directors has authorized Inland to make open market purchases or redeem the outstanding shares of series A preferred stock as determined by Inland's Chief Executive Officer. Inland's Chief Executive Officer has not yet determined when to redeem the series A preferred stock.

  The holders of series A preferred stock vote together with the holders of Inland common stock (and any other shares of capital stock or notes of Inland entitled to vote at a meeting of stockholders) as one class, except as otherwise provided by Delaware corporate law or the Inland certificate of incorporation. The vote or consent of a majority of the outstanding shares of series A preferred stock as a class, together with all other series of Inland preferred stock ranking on a parity with the series A preferred stock either as to dividends or upon liquidation and which are affected in such matter in substantially the same manner as the series A preferred stock with respect to the right to receive dividends or the right to receive distributions upon liquidation, is required to authorize, create or issue any class of stock, or any right to convert into or purchase any class of stock, ranking prior to the series A preferred stock as to dividends or liquidation rights, or for any merger or consolidation which would have a similar effect (with certain exceptions).

Ryerson Tull, Inc.

  The total number of shares of all classes of stock that Ryerson Tull is authorized to issue is 150,000,000, of which 100,000,000 are class A common stock, 34,000,000 are class B common stock and 16,000,000 are preferred stock. On December 31, 1998, there were 5,345,187 shares of Ryerson Tull class A common stock and 34,000,000 shares of Ryerson Tull class B common stock outstanding. The holders of shares of Ryerson Tull class A common stock are entitled to one vote per share and the holders of shares of Ryerson Tull class B common stock are entitled to four votes per share on all matters to be voted upon by stockholders of Ryerson Tull. Except as provided by law or by the Ryerson Tull certificate of incorporation, neither the holders of shares of Ryerson Tull class A common stock nor the holders of shares of Ryerson Tull class B common stock are entitled to vote as a separate class on any matter to be voted upon by Ryerson Tull stockholders.

  The holders of Ryerson Tull class A common stock and the holders of Ryerson Tull class B common stock are entitled to dividends if, as and when the Ryerson Tull Board of Directors declares dividends payable out of funds legally available therefor. The amount of any dividend or distribution of cash, stock or other property of Ryerson Tull to be paid on each share of Ryerson Tull class A common stock or Ryerson Tull class B common stock must be exactly equal, except as described in the balance of this paragraph. Ryerson Tull may not pay a dividend or make a distribution of Ryerson Tull class A common stock or any security exercisable for or convertible into Ryerson Tull class A common stock on or to shares of any class of Ryerson Tull's capital stock other than Ryerson Tull class A common stock. If Ryerson Tull pays a dividend or makes a distribution of Ryerson Tull class A common stock or Ryerson Tull class A common stock equivalents, Ryerson Tull must simultaneously pay a dividend or make a distribution of Ryerson Tull class B common stock or securities exercisable for or convertible into Ryerson Tull class B common stock on or to shares of Ryerson Tull class B common stock, and the number of shares of Ryerson Tull class B common stock issued or covered by Ryerson Tull class B common stock equivalents issued on each share of Ryerson Tull class B common stock pursuant to such dividend or distribution must equal the number of shares of Ryerson Tull class A common stock issued or covered by Ryerson Tull class A common stock equivalents issued on each share of Ryerson Tull class A common stock pursuant to such dividend or distribution. An identical restriction exists on payment of a dividend of or distributing Ryerson Tull class B common stock or Ryerson Tull class B common stock equivalents.

  In the event of any dissolution, liquidation or winding up of Ryerson Tull and subject to any amounts to which the holders of shares of any series of Ryerson Tull preferred stock may be entitled to receive, the holders of Ryerson Tull class A common stock and Ryerson Tull class B common stock, counted together as a single class, are entitled to receive, pro rata, any remaining assets of Ryerson Tull available for distribution to its stockholders.

  A holder of Ryerson Tull class B common stock has the right at any time to convert, at the option of, and without payment to Ryerson Tull by, the stockholder, any share or shares of Ryerson Tull class B common stock into any equal number of shares of Ryerson Tull class A common stock. Each share of Ryerson Tull class B common stock immediately and automatically converts into one share of Ryerson Tull class A common stock upon the direct or indirect occurrence of, among other things, Ryerson Tull consolidating with or merging with and into any other corporation, partnership, association, joint venture, joint-stock company, trust, or unincorporated organization (each a "Person") (such a conversion will occur at the effective time of the merger) or Ryerson Tull selling or otherwise transferring, in one or more related transactions, assets or earning power aggregating 50% or more of the assets or earning power of Ryerson Tull to any individual or individuals or any Person or Persons. Each share of Ryerson Tull class B common stock immediately and automatically converts into one share of Ryerson Tull class A common stock upon transfer of such share by the holder thereof to any individual or Person other than an individual or Person owning 100% of such holder's capital stock or a wholly owned direct or indirect subsidiary of such holder. The holders of shares of Ryerson Tull class A common stock do not have any conversion rights with respect to their shares of Ryerson Tull class A common stock.

  Ryerson Tull may not issue any shares of Ryerson Tull class B common stock after the date of the initial issuance of the shares of Ryerson Tull class B common stock other than in the form of a dividend or distribution pursuant to a stock dividend or division or split-up of the shares of Ryerson Tull class B common stock subject to the restrictions set forth in the Ryerson Tull certificate.

Board of Directors

  The Inland by-laws provide that the entire Inland Board of Directors is elected each year.

  The Ryerson Tull by-laws provide that the Ryerson Tull Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Ryerson Tull Board of Directors is elected each year.

Number of Directors; Removal; Filling Vacancies

  The Inland by-laws and the Ryerson Tull by-laws each provide that the number of directors is fixed by the companies' respective Boards of Directors, subject to the limits set forth in their respective by-laws. Their respective by-laws further provide that vacancies and newly created directorships shall be filled by a majority of directors then in office, even if less than a quorum.

  Neither the Inland certificate of incorporation nor the Inland by-laws address removal of an Inland director. Under section 141(k) of Delaware corporate law, any director or the entire Board of Directors of a corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

  The Ryerson Tull certificate of incorporation provides that any Ryerson Tull director may be removed only for cause by the affirmative vote of the holders of not less than 80% of the voting power represented by all the shares of stock of Ryerson Tull outstanding and entitled to vote for the election of directors, given at a duly called annual or special meeting of Ryerson Tull stockholders.

  The Inland by-laws and the Ryerson Tull certificate of incorporation and by-laws each provide that each director shall serve until the annual meeting of stockholders in the year in which his or her term expires and his or her successor is duly elected and qualified, subject to his or her prior death, retirement, resignation or, in the case of Ryerson Tull, removal for cause.

Honorary Directors of Inland

  The Inland by-laws provide that any person who has at any time been chief executive officer of Inland (or of ISC prior to May 1, 1986) may, after retirement or resignation from the Inland Board of Directors (or having retired or resigned from the Board of Directors of ISC), be appointed by the Inland Board of Directors as an honorary director for one or more year terms. Honorary directors serve in an advisory capacity to the Inland Board of Directors, have no vote and are not considered as directors for the purposes of determining a quorum; however, honorary directors are reimbursed for their expenses in attending meetings of the Inland Board of Directors, and if such honorary directors are not at the time otherwise regularly employed by Inland or any subsidiary, they receive such fees (which may include reimbursement of expenses, if any) for attendance at each meeting of the Inland Board of Directors as may be fixed from time to time by the Inland Board of Directors, but they do not receive any other director's fees or any other compensation for their services. As of the date of this proxy statement/prospectus, there were no honorary directors.

  The Ryerson Tull by-laws do not provide for honorary directors.

Independent Directors of Ryerson Tull

  The Ryerson Tull certificate of incorporation provides that at least one-third of the directors of Ryerson Tull must be "Independent Directors," which are defined as individuals who are not, and who have not within the previous twelve months been (1) officers or employees of Ryerson Tull, (2) officers, directors or employees of Inland or any other subsidiaries or affiliates of Inland or (3) owners of more than five percent of the outstanding common stock of Inland or of any of the other subsidiaries or affiliates of Inland.

  The Ryerson Tull certificate of incorporation further provides that:

  . Ryerson Tull may not, without the affirmative vote of a majority of the Ryerson Tull Board of Directors, including the affirmative vote of at least two-thirds of the

    Independent Directors, engage in certain listed actions related to bankruptcy proceedings;

  . Ryerson Tull may not, without the affirmative vote of a majority of the Ryerson Tull Board of Directors and the affirmative vote of at least two-thirds of the Independent Directors, merge with and into, or consolidate with, any other Person, unless the surviving entity is not affiliated with Inland or has charter provisions comparable to provisions of the Ryerson Tull certificate of incorporation related to Independent Directors; and

  . at the first regular meeting of the Ryerson Tull Board of Directors following the end of a calendar quarter, the Independent Directors will review any transaction entered into between Ryerson Tull or any subsidiary and Inland or any of its affiliates, other than Ryerson Tull or a subsidiary of Ryerson Tull, during the immediately preceding calendar quarter where the amount involved exceeds $25 million, other than transactions arising out of written agreements entered into prior to the issuance of any shares of Ryerson Tull class A common stock, to determine whether such transactions were on a basis at least as favorable as that which would have been obtained from an unaffiliated third party.

  With respect to the last bullet point above, the Independent Directors will report the findings of any such review to the Ryerson Tull Board of Directors at the next meeting of the Ryerson Tull Board of Directors, which will then take such action as it deems appropriate.

  The Inland certificate of incorporation does not require Independent
Directors.

No Stockholder Action by Written Consent; Meetings

  The Inland certificate of incorporation and Ryerson Tull certificate of incorporation provide that any action required or permitted to be taken by the stockholders of the corporations, whether voting as a single class or otherwise, must be taken at a duly called annual or special meeting of such holders and may not be taken by a consent in writing by any such holders, except that the respective Boards of Directors at any time may by resolution provide that the holders of Inland preferred stock or Ryerson Tull preferred stock, or any series thereof, may take any action required or permitted to be taken by such holders by consent in writing without a meeting. As of the date of this proxy statement/prospectus, there is no Ryerson Tull preferred stock issued.

  The Inland by-laws and Ryerson Tull certificate of incorporation and by-laws provide that, except as otherwise required by law, meetings of the stockholders of the corporations may be called only by:

  . the Board of Directors pursuant to a resolution approved by the affirmative vote of the directors then in office;

  . the Chairman of the Board of Directors;

  . the Vice Chairman of the Board of Directors, if one is elected; or

  . the President.

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

  Only those matters set forth in the notice of the meeting may be considered or acted upon at such meeting, except as otherwise provided by law.

Advance Notice Provisions for Stockholder Proposals

  Inland's by-laws and Ryerson Tull's by-laws require advance notice from stockholders who want to bring matters, other than nominations for election as a director, before an annual meeting of stockholders. A stockholder's notice must be delivered to or mailed and received at the principal executive offices of Inland or Ryerson Tull, as the case may be:

  . not less than 90 days prior to the annual meeting; or

  . if less than 105 days' notice or prior public disclosure of the date of an annual meeting is given or made to stockholders:

   (a) in the case of Inland, a stockholder's notice must be received not later than the close of business on the fifteenth day following the day on which Inland mailed its annual meeting notice or such public disclosure was made, whichever first occurs; and

   (b) in the case of Ryerson Tull, a stockholder's notice must be received not less than 90 days prior to the anniversary of the prior year's annual meeting.

  To be in proper form, a stockholder's notice must contain:

  . a brief description of the business the stockholder desires to bring before the annual meeting and the reasons for conducting the business at the annual meeting;

  . the stockholder's name and record address;

  . the class and number of shares of capital stock that the stockholder beneficially owns; and

  . any material interest the stockholder has in such business.

Advance Notice Provisions for Stockholder Nominations of Directors

  Inland's by-laws and Ryerson Tull's by-laws also require advance notice from stockholders who want to nominate candidates for election as directors. A stockholder's notice must be delivered to or mailed and received at the principal executive offices of Inland or Ryerson Tull, as the case may be:

  . not less than 90 days prior to the annual meeting; or

  . if less than 105 days' notice or prior public disclosure of the date of an annual meeting is given or made to stockholders:

   (a) in the case of Inland, a stockholder's notice must be received not later than the close of business on the fifteenth day following the day on which Inland mailed its annual meeting notice or such public disclosure was made, whichever first occurs; and

   (b) in the case of Ryerson Tull, a stockholder's notice must be received not less than 90 days prior to the anniversary of the prior year's annual meeting.

  To be in proper form, a stockholder's notice must contain:

  . as to each person whom the stockholder proposes to nominate for election or re-election as a director:

   (a) the nominee's name, age, business address and residence address;

   (b) the nominee's principal occupation or employment;

   (c) the class and number of shares of capital stock that the nominee beneficially owns;

   (d) the nominee's signed consent to serve as a director of the corporation if elected; and

   (e) any other information relating to the nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Securities and Exchange Commission rules; and

  . as to the stockholder giving the notice:

   (a) the stockholder's name and record address; and

   (b) the class and number of shares of capital stock that the stockholder beneficially owns.

  Inland or Ryerson Tull, as the case may be, may require any proposed nominee to furnish such other information as may reasonably be required to determine the nominee's eligibility to serve as a director.

Transactions with Interested Stockholders

  Both Inland and Ryerson Tull are governed by the provisions of section 203 of Delaware corporate law. Section 203 prevents an "Interested Stockholder" (defined for purposes of section 203 as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless:

  . before such person became an Interested Stockholder, the Board of Directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder;

  . upon consummation of the transaction that resulted in the Interested
    Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans that do not provide for confidential voting by plan participants); or

  . following the transaction in which such person became an Interested
    Stockholder, the Business Combination is (1) approved by the Board of Directors of the corporation and (2) authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

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

Amendment of Certain Provisions of Certificates of Incorporation and By-Laws

  The Ryerson Tull certificate of incorporation contains a provision requiring the affirmative vote of a majority of the directors of the Ryerson Tull Board of Directors to repeal, alter, change or amend the Ryerson Tull certificate of incorporation or Ryerson Tull by-laws. The Ryerson Tull certificate of incorporation and Ryerson Tull by-laws further require the affirmative vote of a majority of the holders of the Ryerson Tull class A common stock and Ryerson Tull class B common stock, voting together as a single class, to repeal, alter, change or amend the Ryerson Tull certificate of incorporation; provided, further, that the affirmative vote of at least 80% of the holders of the Ryerson Tull class A common stock and Ryerson Tull class B common stock, voting together as a single class, is required to amend certain provisions of the Ryerson Tull certificate of incorporation and Ryerson Tull by-laws, including:

  . the provisions therein relating to the number, term, removal and classification of directors; the calling of meetings;

  . votes for bankruptcy proceedings, merger or consolidation and review of certain transactions by the independent directors;

  . stockholder action and meetings; and

  . the Ryerson Tull by-laws.

  In order to amend the Ryerson Tull certificate of incorporation in a manner that would materially affect the rights of holders of Ryerson Tull series A junior participating preferred stock, the Ryerson Tull certificate of incorporation requires that a majority of such holders, voting separately as a class, approve such an amendment.

Rights Agreements

Inland Rights Agreement

  On November 25, 1997, the Inland Board of Directors declared a dividend distribution of one right for each outstanding share of Inland common stock to stockholders of record at the close of business on December 17, 1997. The Inland Board of Directors authorized the issuance of one Inland right for each share of Inland common stock issued after the Inland record date and prior to the earliest of the Inland Distribution Date (as defined below), or the redemption, exchange or expiration of the Inland rights. Except as set forth below and subject to adjustment as provided in the Inland rights agreement, each Inland right entitles the registered holder to purchase from Inland one one-hundredth of a share of series D junior participating preferred stock at a purchase price of $80 per Inland right. The description and terms of the Inland rights are set forth in the Inland rights agreement.

  Upon payment of the dividend at the close of business on the Inland record date, the Inland rights attached to all Inland common stock certificates representing shares then outstanding, and no separate Inland rights certificates were distributed. The Inland rights will separate from the shares of Inland common stock upon the earliest of:

  . 10 days following a public announcement that a person or group (an
    "Inland Acquiring Person"), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Inland common stock (the "Stock Acquisition Date");

  . 10 business days (or such later date as the Inland Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Inland common stock; or

  . 10 business days following a determination by the Inland Board of Directors that a person (an "Adverse Person"), alone or together with its affiliates and associates, has become the beneficial owner of more than 10% of the shares of Inland common stock and that:

   (a) such beneficial ownership is intended to cause Inland to repurchase the shares of Inland common stock beneficially owned by such person or to cause pressure on Inland to take action or enter into transactions intended to provide such person with short-term financial gain under circumstances where the Inland Board of Directors determines that the best long-term interests of Inland would not be served by taking such action or entering into such transactions at the time; or

   (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on the business or prospects of Inland;

   provided, however, that the Inland Board of Directors shall not declare to be an Adverse Person any person which has reported or is required to report its ownership of Inland common stock on Schedule 13G under the Securities Exchange Act of 1934 or on Schedule 13D under the Securities Exchange Act of 1934 which Schedule 13D does not state any intention to, or reserve the right to, control or influence Inland or engage in certain other actions, so long as such person neither reports nor is required to report such ownership other than as described in this proviso (the earliest of such dates, the "Inland Distribution Date").

  The Inland rights will first become exercisable on the Inland Distribution Date and will expire at the close of business on December 17, 2007, unless earlier redeemed or exchanged by Inland as described below. Notwithstanding the foregoing, the Inland rights will not be exercisable after the occurrence of an Inland Triggering Event (described in the next paragraph) until Inland's right of redemption has expired.

  In the event that any person shall become (1) an Inland Acquiring Person (except (a) pursuant to an offer for all outstanding shares of Inland common stock which the independent directors determine to be fair to and otherwise in the best interest of Inland and its stockholders after receiving advice from one or more investment banking firms (a "Qualifying Offer") and (b) for certain persons owning less than 25% of the outstanding shares of Inland common stock who report their ownership on Schedule 13G under the Securities Exchange Act of 1934, or on Schedule 13D under the Securities Exchange Act of 1934, provided that they do not state any intention to, or reserve the right to, control or influence Inland and such persons certify that they became an Inland Acquiring Person inadvertently and they agree that they will not acquire any additional shares of Inland common stock) or (2) an Adverse Person (either such event is referred to herein as an "Inland Triggering Event"), then the Inland rights will "flip-in" and entitle each holder of an Inland right, except as provided below, to purchase, upon exercise at the then-current Inland purchase price, that number of shares of Inland common stock having a market value of two times such Inland purchase price.

  Any Inland rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Inland Acquiring Person, an Adverse Person or an affiliate or associate of an Inland Acquiring Person or an Adverse Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of an Inland Triggering Event, and any holder of such Inland rights will have no right to exercise such Inland rights.

  In the event that, following an Inland Triggering Event, Inland is acquired in a merger or other business combination in which shares of Inland common stock do not remain outstanding or are changed (other than a merger following a Qualifying Offer) or 50% of the assets or earning power of Inland and its subsidiaries (taken as a whole) is sold or otherwise transferred to any person other than Inland or any subsidiary of Inland) in one transaction or a series of related transactions, the Inland rights will "flip-over" and entitle each holder of an Inland right, except as provided in the preceding paragraph, to purchase, upon exercise of the Inland right at the then-current Inland purchase price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Inland purchase price. With certain exceptions, no adjustment in the Inland purchase price will be required until cumulative adjustments require an adjustment of at least 1% of the Inland purchase price.

  At any time until the earlier of (1) fifteen days following the Stock Acquisition Date and (2) December 17, 2007, Inland may redeem the Inland rights in whole, but not in part, at a price of $0.01 per Inland right, subject to adjustments.

  Inland may, at its option, pay the redemption price in cash, shares of Inland common stock (based on the current market price of shares of Inland common stock at the time of redemption) or any other form of consideration deemed appropriate by the Inland Board of Directors. Immediately upon the action of Inland's Board of Directors ordering redemption of the Inland rights, the right to exercise the Inland rights will terminate and the only right of the holders of Inland rights will be to receive the applicable redemption price. In addition, after an Inland Triggering Event, at the election of the Inland Board of Directors, the outstanding Inland rights (other than those beneficially owned by an Inland Acquiring Person, an Adverse Person or an affiliate or associate of an Inland Acquiring Person or Adverse Person) may be exchanged, in whole or in part, for shares of Inland common stock, or shares of preferred stock of Inland having essentially the same value or economic rights as such shares. Immediately upon the action of the Inland Board of Directors authorizing any such exchange, and without any further action or any notice, the Inland rights (other than Inland rights which are not subject to such exchange) will terminate and such Inland rights will only entitle holders to receive the shares issuable upon such exchange.

  Until an Inland right is exercised, the holder thereof, as such, will have no rights as a stockholder of Inland, including, without limitation, the right to vote or to receive dividends.

While the distribution of the Inland rights will not be taxable to stockholders or to Inland, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Inland rights become exercisable for shares of Inland common stock (or other consideration of Inland) or for common stock of the acquiring company as set forth above.

  The Inland rights have certain antitakeover effects. The Inland rights will cause substantial dilution to a person or group that attempts to acquire Inland on terms not approved by Inland's Board of Directors. The Inland rights should not interfere with any merger or other business combination approved by the Inland Board of Directors because the Inland Board of Directors may, subject to the limitations discussed above, at its option, at any time until fifteen days following the Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Inland rights at the applicable redemption price.

  The foregoing summary description of the Inland rights does not purport to be complete and is qualified in its entirety by reference to the Inland rights agreement. Copies of the Inland rights agreement are available free of charge from Inland.

Ryerson Tull Rights Agreement

  On June 10, 1996, the Ryerson Tull Board of Directors declared a dividend distribution of one right for each outstanding share of Ryerson Tull class A common stock and Ryerson Tull class B common stock to stockholders of record at the close of business on June 13, 1996. The Ryerson Tull Board of Directors authorized the issuance of one Ryerson Tull right for each share of Ryerson Tull class A common stock and Ryerson Tull class B common stock issued after the Ryerson Tull record date and prior to the earliest of the Ryerson Tull Distribution Date (as defined below), the redemption, exchange or expiration of the Ryerson Tull rights. Except as set forth below and subject to adjustment as provided in the Ryerson Tull rights agreement, each Ryerson Tull right entitles the registered holder to purchase from Ryerson Tull one one-hundredth of a share of series A junior participating preferred stock at a purchase price of $95 per Ryerson Tull right. The description and terms of the Ryerson Tull rights are set forth in the Ryerson Tull rights agreement.

  Upon payment of the dividend at the close of business on the Ryerson Tull record date, the Ryerson Tull rights attached to all Ryerson Tull class A common stock and Ryerson Tull class B common stock certificates representing shares then outstanding, and no separate Ryerson Tull rights certificates were distributed. The Ryerson Tull rights will separate from the shares of Ryerson Tull class A common stock and Ryerson Tull class B common stock upon the earliest of (1) 10 days following a public announcement that a person or group (a "Ryerson Tull Acquiring Person"), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the voting power of Ryerson Tull (the "Shares Acquisition Date") or (2) 15 business days (or such later date as the Ryerson Tull Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of the voting power of Ryerson Tull (the earliest of such dates, the "Ryerson Tull Distribution Date").

  The Ryerson Tull rights will first become exercisable on the Ryerson Tull Distribution Date and will expire at the close of business on June 13, 2006, unless earlier redeemed or exchanged by Ryerson Tull as described below. Notwithstanding the foregoing, the Ryerson Tull rights will not be exercisable after the occurrence of a Ryerson Tull Triggering Event (defined below) until Ryerson Tull's right of redemption has expired.

  In the event that any person shall become a Ryerson Tull Acquiring Person (except (1) an acquisition of capital stock by Ryerson Tull which, by reducing the number of shares outstanding, increases the proportionate voting power of shares beneficially owned by such Person to 10% or more of the voting power of Ryerson Tull, (2) a sale by Inland and its affiliates and associates of shares of Ryerson Tull class B common stock which, by reducing the aggregate number of votes of Ryerson Tull class A common stock and Ryerson Tull class B common stock, voting together as a single class, outstanding, increases the proportionate voting power of shares beneficially owned by such Person to 10% or more of the voting power of Ryerson Tull, or (3) the acquisition by such Person of newly issued capital stock directly from Ryerson Tull (such event is referred to herein as a "Ryerson Tull Triggering Event"), then the Ryerson Tull rights will "flip-in" and entitle each holder of a Ryerson Tull right, except as provided below, to purchase, upon exercise at the then-current Ryerson Tull Purchase Price, that number of shares of Ryerson Tull class A common stock having a market value of two times such Ryerson Tull Purchase Price.

  Any Ryerson Tull rights beneficially owned at any time on or after the earlier of the Ryerson Tull Distribution Date and the Share Acquisition Date by a Ryerson Tull Acquiring Person or an affiliate or associate of a Ryerson Tull Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Ryerson Tull Triggering Event, and any holder of such Ryerson Tull rights will have no right to exercise such Ryerson Tull rights.

  In the event that, following a Ryerson Tull Triggering Event, Ryerson Tull is acquired in a merger or other business combination in which Ryerson Tull class A common stock or Ryerson Tull class B common stock does not remain outstanding or is changed or 50% of the assets or earning power of Ryerson Tull and its subsidiaries (taken as a whole) is sold or otherwise transferred to any person other than Ryerson Tull (or any subsidiary of Ryerson Tull) in one transaction or a series of related transactions, the Ryerson Tull rights will "flip-over" and entitle each holder of a Ryerson Tull right, except as provided in the preceding paragraph, to purchase, upon exercise of the Ryerson Tull right at the then-current Ryerson Tull purchase price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Ryerson Tull purchase price. With certain exceptions, no adjustment in the Ryerson Tull purchase price will be required until cumulative adjustments require an adjustment of at least 1% of the Ryerson Tull purchase price.

  At any time prior to the Share Acquisition Date, Ryerson Tull may redeem the Ryerson Tull rights in whole, but not in part, at a price of $0.01 per Ryerson Tull right, subject to adjustments. Ryerson Tull may, at its option, pay the redemption price in cash, Ryerson Tull class A common stock (based on the current per share market price of Ryerson Tull class A common stock at the time of redemption) or any other form of consideration deemed appropriate by the Ryerson Tull Board of Directors. Immediately upon the action of Ryerson Tull's Board of Directors ordering redemption of the Ryerson Tull rights, the right to exercise the Ryerson Tull rights will terminate and the only right of the holders of Ryerson Tull rights will be to receive the applicable redemption price. In addition, after a Ryerson Tull Triggering Event, at the election of the Ryerson Tull Board of Directors, the outstanding Ryerson Tull rights (other than those beneficially owned by a Ryerson Tull Acquiring Person or an affiliate or associate of a Ryerson Tull Acquiring Person) may be exchanged, in whole or in part, for Ryerson Tull class A common stock, or shares of preferred stock of Ryerson Tull having essentially the same value or economic rights as such shares. Immediately upon the action of the Ryerson Tull Board of Directors authorizing any such exchange, and without any further action or any notice, the Ryerson Tull rights (other than Ryerson Tull rights which are not subject to such exchange) will terminate and such Ryerson Tull rights will only entitle holders to receive the shares issuable upon such exchange.

  Until a Ryerson Tull right is exercised, the holder thereof, as such, will have no rights as a stockholder of Ryerson Tull, including, without limitation, the right to vote or to receive dividends. While the distribution of the Ryerson Tull rights will not be taxable to stockholders or to Ryerson Tull, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Ryerson Tull rights become exercisable for Ryerson Tull class A common stock (or other consideration) of Ryerson Tull or for common stock of the acquiring company as set forth above.

  The Ryerson Tull rights have certain antitakeover effects. The Ryerson Tull rights will cause substantial dilution to a person or group that attempts to acquire Ryerson Tull on terms not approved by Ryerson Tull's Board of Directors. The Ryerson Tull rights should not interfere with any merger or other business combination approved by the Ryerson Tull Board of Directors because the Ryerson Tull Board of Directors may, subject to the limitations discussed above, at its option, at any time until fifteen days following the Share Acquisition Date, redeem all, but not less than all, of the then outstanding Ryerson Tull rights at the applicable redemption price.

  The foregoing summary description of the Ryerson Tull rights does not purport to be complete and is qualified in its entirety by reference to the Ryerson Tull rights agreement. Copies of the Ryerson Tull rights agreement are available free of charge from Ryerson Tull.

Sale of Assets

  The Inland certificate of incorporation authorizes the Inland Board of Directors to sell, assign, transfer, convey and otherwise dispose of a part of the property, assets and effects of Inland, less than the whole or substantially the whole thereof, on such terms and conditions as the Inland Board of Directors deems advisable, without the approval of the Inland stockholders. Inland's certificate of incorporation further authorizes the Inland Board of Directors to sell, assign, transfer, convey and otherwise dispose of the whole, or substantially the whole, of the property, assets, effects, franchises and goodwill of Inland on such terms and conditions as the Inland Board of Directors deems advisable but only with the approval of the holders of not less than two-thirds of the voting power represented by all the shares of stock outstanding and entitled to be cast on the matter, but in any event not less than the amount required by law.

  The Ryerson Tull certificate of incorporation contains no provisions governing the sale of all or substantially all of its property and assets, but Delaware corporate law requires the approval by holders of a majority of the outstanding stock entitled to vote thereon.

General Antitakeover Effects

  The foregoing Inland and Ryerson Tull "antitakeover" provisions and, in the case of Inland, the Inland rights issued pursuant to the Inland rights agreement, together with Inland's approximately 87% ownership of Ryerson Tull before the merger, may impede or, in the case of Ryerson Tull before the merger, prevent takeovers that in some circumstances might be beneficial to Inland and Ryerson Tull stockholders. Such provisions, Inland rights, Ryerson Tull rights and ownership position would not impede or prohibit most takeovers approved by existing directors, and such provisions, Inland rights and Ryerson Tull rights are designed to enhance or have the effect of enhancing the ability of the Inland Board of Directors, the Ryerson Tull Board of Directors and, ultimately, the stockholders to negotiate with potential acquirors from the strongest position. Such provisions, Inland rights, Ryerson Tull rights and ownership position do, however, have the overall effect of making it more difficult in the case of Inland and virtually impossible in the case of Ryerson Tull (except by gaining control of Inland), without the approval of the directors thereof, to acquire and exercise control over Inland and Ryerson Tull and to remove incumbent officers and directors, providing such officers and directors with enhanced ability to retain their positions. Such provisions might also limit opportunities for stockholder participation in certain types of transactions, even though such transactions might be favored by a majority of the stockholders.

Liability and Indemnification of Officers and Directors

  Section 145 of Delaware corporate law empowers corporations to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that he or she is or was serving as a director, officer, employee or agent of the corporation or is or was serving as such with respect to another corporation at the request of such corporation. Delaware corporate law also provides that corporations may purchase indemnification insurance on behalf of any such director, officer, employee or agent. The Inland certificate of incorporation and by-laws and the Ryerson Tull certificate of incorporation and by-laws each provide for the indemnification by Inland or Ryerson Tull, as the case may be, of each person who was or is made a party or is threatened to be made a party to or is involved in or called as a witness in any action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeal therefrom (referred to as a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is, was or had agreed to become a director of the corporation or is, was or had agreed to become an officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the corporation to the fullest extent permitted under

Delaware corporate law, as the same now exists or may hereafter be amended, reasonably incurred or suffered by such person in connection therewith; provided, that, except as explicitly provided herein, prior to a Change in Control (as defined in the next paragraph), a person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person against the corporation or any director, officer, employee or agent of the corporation shall not be entitled thereto unless the corporation has joined in or consented to such proceeding (or part thereof).

  A "Change in Control" shall be deemed to have occurred if (1) any "Person" (as this term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) is or becomes (except in a transaction approved in advance by the Board of Directors of the corporation) the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the corporation representing 20% or more of the combined voting power of the corporation's then-outstanding securities or (2) during any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board of Directors of the corporation cease for any reason to constitute at least a majority thereof unless the election of each director who was not a director at the beginning of the period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

  Inland maintains liability insurance coverage (the "policy") for not only its directors and officers, but also the directors and officers of its subsidiaries, including Ryerson Tull. The policy offers coverage on a "claims made" basis for claims made against such directors and officers. Inland is not insured under the insurance policy for its liability; instead, it is insured only to the extent that it indemnifies directors and officers.

  The policy offers two types of coverage: Side A coverage and Side B coverage, both of which are subject to certain exclusions described below. Side A coverage provides coverage for actions, suits or proceedings against directors and officers by reason of their employment to the extent that Inland cannot legally indemnify directors and officers or is financially incapable of doing so. Side B coverage reimburses Inland for all nonexcluded expenses greater than $2 million in any action, suit or proceeding against directors and officers by reason of their positions to the extent that Inland can legally indemnify the officers and directors and is financially capable of doing so.

  In cases in which both Inland and its directors have been named as defendants, after Inland pays the deductible, if any, a special endorsement would require the insurers to pay 100% of the defense costs in securities cases, 80% of defense costs in all other cases, and 80% of judgments and settlements in securities cases, with Inland assuming the remaining costs in such cases. Coverage of judgments and settlements in non-securities cases where Inland and its directors and officers are named defendants, as well as the costs in any case where Inland is not named as a defendant, are covered by the base policy. In addition, the policy provides for investigative costs up to $250,000 for derivative suits where any director or officer is later named a defendant.

  Certain standard exclusions apply to coverage under the policy, including:

  . Employee Retirement Income Security Act of 1974 claims (such claims are covered under a separate policy);

  . pollution claims not brought via a shareholder derivative suit or in the event that Inland is incapable of indemnifying the directors and officers due to financial impairment;

  . certain claims by Inland or another director or officer brought against a director or officer;

  . bodily injury and property damage claims; and

  . certain "public policy" violations.

  Section 102(b)(7) of Delaware corporate law permits Delaware corporations to include in their certificates of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty of care as a director. The Inland certificate of incorporation and the Ryerson Tull certificate of incorporation contain provisions that eliminate the personal liability of the officers and directors of Inland and Ryerson Tull in these circumstances.

                             ADDITIONAL INFORMATION

Deadline for Stockholder Proposals Has Passed

  The deadline for stockholders to submit proposals for consideration for inclusion in Inland's proxy statement and form of proxy relating to the annual meeting of stockholders to be held in 1999 passed on December 18, 1998. Proposals not included in a proxy statement for an annual meeting must comply with an advance notice procedure set forth in the Inland by-laws in order to be properly brought before that annual meeting of stockholders. See "Comparative Rights of Inland Stockholders and Ryerson Tull Stockholders--Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors."

Legal Matters

  The validity of the securities to be issued in the merger has been passed upon for Inland by Mayer, Brown & Platt. George A. Ranney, Jr., President of Inland, is a partner in Mayer, Brown & Platt and holds 9,802 shares of Inland common stock and options to acquire an additional 48,000 shares of Inland common stock.

Experts

  The consolidated financial statements incorporated in this proxy statement/prospectus by reference to Inland's Current Report on Form 8-K dated July 16, 1998, as amended by Amendment No. 1 on Form 8-K/A and the consolidated financial statements of Ryerson Tull, incorporated in this proxy statement/prospectus by reference to Ryerson Tull's Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting. Representatives of PricewaterhouseCoopers LLP will be present at the meeting to respond to appropriate questions of stockholders and to make a statement if they so desire.

Where You Can Find More Information

  Inland has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 that registers the distribution of the shares of Inland common stock to be issued to Ryerson Tull stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Inland and Inland common stock. The rules and regulations of the Securities and Exchange Commission allow Inland and Ryerson Tull to omit certain information included in the registration statement from this proxy statement/prospectus.

  In addition, Inland and Ryerson Tull file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Securities and Exchange Commission:

  Public Reference Room     New York Regional Office  Chicago Regional Office
  450 Fifth Street, N.W.      7 World Trade Center        Citicorp Center
        Room 1024                  Suite 1300         500 West Madison Street
  Washington, D.C. 20549    New York, New York 10048         Suite 1400
      1-800-SEC-0330                                  Chicago, Illinois 60661-
                                                                2511

  You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

  The Securities and Exchange Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Inland and Ryerson Tull, that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

  You can also inspect reports, proxy statements and other information about Inland and Ryerson Tull at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Securities and Exchange Commission allows Inland and Ryerson Tull to "incorporate by reference" information into this proxy statement/prospectus. This means that the companies can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this document.

  This proxy statement/prospectus incorporates by reference the documents listed below that Inland and Ryerson Tull have previously filed with the Securities and Exchange Commission. They contain important information about Inland and Ryerson Tull and their financial condition.

    Inland's Filings with the Commission                  Period
    ------------------------------------   ------------------------------------
   Annual Report on Form 10-K............  Year ended December 31, 1997, as filed March 30, 1998, as amended by
                                           the Form 10-K/A filed April 20, 1998
   Quarterly Report on Form 10-Q.........  Quarter ended March 31, 1998, as filed May 13, 1998
   Quarterly Report on Form 10-Q.........  Quarter ended June 30, 1998, as filed August 14, 1998
   Quarterly Report on Form 10-Q.........  Quarter ended September 30, 1998, as filed November 16, 1998
   Current Reports on Form 8-K...........  Filed:
                                           . July 20, 1998 (dated as of July
                                             16, 1998), as amended by the
                                             Form 8-K/A filed July 31, 1998
                                           . August 10, 1998 (dated as of
                                             August 6, 1998)
                                           . October 1, 1998 (dated as of
                                             September 23, 1998)
                                           . January 27, 1999 (dated as of
                                             January 25, 1999)
   The description of Inland common stock
   included in the Inland registration
   statement filed on Form S-3 on
   September 25, 1995, including any
   amendment or report filed with the
   Securities and Exchange Commission for
   the purpose of updating such
   description
   The description of Inland series D
   junior participating preferred stock
   included in the Inland amended
   registration statement filed on Form
   8-A/A on January 15, 1999, including
   any amendment or report filed with the
   Securities and Exchange Commission for
   the purpose of updating such
   description
      Ryerson Tull's Filings with the
                 Commission                               Period
      -------------------------------      ------------------------------------
   Annual Report on Form 10-K............  Year ended December 31, 1997, as filed March 30, 1998
   Quarterly Report on Form 10-Q.........  Quarter ended March 31, 1998, as filed May 13, 1998
   Quarterly Report on Form 10-Q.........  Quarter ended June 30, 1998, as filed August 14, 1998
   Quarterly Report on Form 10-Q.........  Quarter ended September 30, 1998, as filed November 16, 1998
   Current Report on Form 8-K............  Filed January 27, 1999 (dated as of
                                           January 25, 1999)
   The description of Ryerson Tull class
   A common stock set forth in the
   Ryerson Tull registration statement
   filed on Form S-1 on June 11, 1996,
   including any amendment or report
   filed with the Securities and Exchange
   Commission for the purpose of updating
   such description

  Inland and Ryerson Tull incorporate by reference additional documents that either company may file with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the date of the meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

  Inland has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Inland, as well as all pro forma financial information, and Ryerson Tull has supplied all such information relating to Ryerson Tull.

  You can obtain any of the documents incorporated by reference in this document through Inland or Ryerson Tull, as the case may be, or from the Securities and Exchange Commission through the Securities and Exchange Commission's web site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

                 Inland                                     Ryerson Tull
                 ------                                     ------------
              Marc R. Jeske                                 Lily L. May
        Assistant General Counsel                            Controller
      Inland Steel Industries, Inc.                      Ryerson Tull, Inc.
          30 West Monroe Street                         2621 West 15th Place
         Chicago, Illinois 60603                      Chicago, Illinois 60608
        Telephone (312) 899-3152                      Telephone (773) 762-2121

  If you would like to request documents, please do so by, February 18, 1999 to receive them before the meeting. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

  Neither Inland nor Ryerson Tull has authorized anyone to give any information or make any representation about the merger, Inland or Ryerson Tull that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that we've incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Forward-Looking Statements

  This proxy statement/prospectus, including information included or incorporated by reference herein, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of

Inland and Ryerson Tull, as well as certain information relating to the merger, including, without limitation, statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the following factors:

  . competitive pressures among steel service centers may increase significantly;

  . costs or difficulties related to the integration of the business of Inland and Ryerson Tull may be greater than expected;

  . general economic or business conditions, either nationally or in the states in which Inland or Ryerson Tull is doing business, may be less favorable than expected resulting in, among other things, a reduced demand for steel;

  . legislative or regulatory changes may adversely affect the business in which Inland or Ryerson Tull is engaged;

  . technological changes, including "Year 2000" data systems compliance issues, may be more difficult or expensive than anticipated; and

  . changes may occur in the securities markets.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following describes the effect of the merger on Inland's unaudited pro forma income statements for the nine months ended September 30, 1998, and the year ended December 31, 1997 and its unaudited pro forma balance sheet as of September 30, 1998, based on the historical consolidated financial statements of Inland and Ryerson Tull under the assumptions and adjustments described below.

  Ryerson Tull is a majority-owned subsidiary which is fully consolidated into the results of Inland. The pro forma adjustments reflect the elimination of the minority interest and adjustments required for the application of purchase accounting discussed below. The pro forma presentation also reflects the ISC/Ispat transaction, the repurchase of Inland common stock in the tender offer, the repurchase of Inland common stock in open market purchases, adjustments related to the ISC/Ispat transaction, the redemption of all outstanding shares of Inland series E preferred stock and the liquidation of the ESOP notes and the subordinated voting note. The pro forma condensed financial statements and the accompanying notes should be read in conjunction with the historical financial statements and related notes of Inland and Ryerson Tull, incorporated by reference herein.

  The pro forma condensed consolidated financial statements are provided for informational purposes only and do not purport to represent what Inland's financial position and results of operations would actually have been had the merger and other pro forma adjustments in fact occurred at the dates indicated. The following unaudited pro forma condensed consolidated statement of operations and condensed consolidated balance sheet of Inland illustrate the estimated effects of the merger as if that transaction had occurred for the statements of operations as of January 1, 1997 and for the balance sheet presentation as of September 30, 1998.

  For financial accounting purposes, the acquisition of the minority interest of Ryerson Tull will be accounted for using the purchase method of accounting. Accordingly, Ryerson Tull's assets and liabilities, to the extent they relate to the minority interest acquired, will be adjusted to reflect their fair values. For the pro forma presentation, the entire adjustment was made to property, plant and equipment. The application of the final purchase price will therefore differ from that set forth herein once final asset and liability valuations have been performed.

                         INLAND STEEL INDUSTRIES, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                               September 30, 1998
                                  (Unaudited)

                                 (in millions)

                                    Pre-merger                  Merger
                                     Pro Forma    Historical,  Pro Forma
                         Historical Adjustments   as adjusted Adjustments   Pro Forma
                         ---------- -----------   ----------- -----------   ---------
ASSETS
Current assets:
  Cash and cash
   equivalents..........  $  158.0    $(144.0)(a)  $   14.0     $  --       $   14.0
  Other current assets..     841.4       (1.9)(b)     839.5        --          839.5
                          --------    -------      --------     ------      --------
    Total current
     assets.............     999.4     (145.9)        853.5        --          853.5
Non-current assets......     489.3       19.8 (c)     509.1       (1.3)(k)     507.8
                          --------    -------      --------     ------      --------
    Total assets........  $1,488.7    $(126.1)     $1,362.6       (1.3)     $1,361.3
                          ========    =======      ========     ======      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities.....  $  313.5    $ (18.8)(d)  $  294.7     $  --       $  294.7
Long-term debt..........     331.5      (74.5)(e)     257.0        --          257.0
Other non-current
 liabilities............     162.1        --          162.1        --          162.1
                          --------    -------      --------     ------      --------
    Total liabilities...     807.1      (93.3)        713.8        --          713.8
                          --------    -------      --------     ------      --------
Minority interest.......      63.1        --           63.1      (63.1)(l)       --
Stockholders' equity:
  Preferred stock ($1
   par value)...........       1.9       (1.8)(f)       0.1        --            0.1
  Common stock ($1 par
   value)...............      50.6        --           50.6        --           50.6
  Capital in excess of
   par value............     981.0      (86.6)(g)     894.4      (36.0)(m)     858.4
  Retained earnings.....     483.6        1.4 (h)     485.0        --          485.0
  Unearned
   compensation--ESOP...     (63.3)      63.3 (i)       --         --            --
  Treasury stock, at
   cost.................    (835.3)      (9.1)(j)    (844.4)      97.8 (m)    (746.6)
                          --------    -------      --------     ------      --------
    Total stockholders'
     equity.............     618.5      (32.8)        585.7       61.8         647.5
                          --------    -------      --------     ------      --------
    Total liabilities
     and stockholders'
     equity.............  $1,488.7    $(126.1)     $1,362.6     $ (1.3)     $1,361.3
                          ========    =======      ========     ======      ========

                         INLAND STEEL INDUSTRIES, INC.

                    PRO FORMA CONSOLIDATED INCOME STATEMENT

                        Year-to-date September 30, 1998
                                  (Unaudited)
                      (in millions, except per share data)

                                     Pre-merger                  Merger
                                      Pro Forma    Historical,  Pro Forma
                          Historical Adjustments   as adjusted Adjustments  Pro Forma
                          ---------- -----------   ----------- -----------  ---------
Net sales...............   $2,154.3    $  --        $2,154.3      $ --      $2,154.3
Operating costs and
 expenses
  Cost of goods sold....    1,887.1       --         1,887.1        --       1,887.1
  Selling, general and
   administrative.......      148.0       --           148.0        --         148.0
  Depreciation..........       22.4       --            22.4        --          22.4
                           --------    ------       --------      -----     --------
    Total...............    2,057.5       --         2,057.5        --       2,057.5
                           --------    ------       --------      -----     --------
Operating profit........       96.8       --            96.8        --          96.8
General corporate
 expense, net of income
 items..................       (8.7)      --            (8.7)       --          (8.7)
Interest and other
 expense on debt........       27.4      (8.9)(n)       18.5        --          18.5
                           --------    ------       --------      -----     --------
Income before income
 taxes..................       78.1       8.9           87.0        --          87.0
Provision for income
 taxes..................       31.1       3.6 (o)       34.7        --          34.7
                           --------    ------       --------      -----     --------
Income before minority
 interest...............       47.0       5.3           52.3        --          52.3
Minority interest in
 Ryerson Tull, Inc......        4.9       --             4.9       (4.9)(s)      --
                           --------    ------       --------      -----     --------
Income from continuing
 operations.............       42.1       5.3           47.4        4.9         52.3
Dividends on preferred
 stock..................        6.2      (6.0)(p)        0.2        --           0.2
                           --------    ------       --------      -----     --------
Net income from
 continuing operations
 available to common
 stockholders...........   $   35.9    $ 11.3       $   47.2      $ 4.9     $   52.1
                           ========    ======       ========      =====     ========
Earnings per share from
 continuing operations:
  Basic.................   $   0.79       --        $   2.17        --      $   2.08
  Diluted...............   $   0.75       --        $   2.16        --      $   2.07
Average shares of common
 stock outstanding......       45.4     (23.6)(q)       21.8        3.3(t)      25.1
Average shares of common
 stock outstanding plus
 dilutive effect of
 stock options and
 conversions............       48.3     (26.4)(r)       21.9        3.3(t)      25.2

                         INLAND STEEL INDUSTRIES, INC.

                    PRO FORMA CONSOLIDATED INCOME STATEMENT

                          Year ended December 31, 1997
                                  (Unaudited)
                      (in millions, except per share data)

                                     Pre-merger                  Merger
                                      Pro Forma    Historical,  Pro Forma
                          Historical Adjustments   as adjusted Adjustments  Pro Forma
                          ---------- -----------   ----------- -----------  ---------
Net sales...............   $2,804.0    $  --        $2,804.0      $ --      $2,804.0
                           --------    ------       --------      -----     --------
Operating costs and
 expenses
  Cost of goods sold....    2,457.0       --         2,457.0        --       2,457.0
  Selling, general and
   administrative.......      180.6       --           180.6        --         180.6
  Depreciation..........       24.4       --            24.4        --          24.4
                           --------    ------       --------      -----     --------
    Total...............    2,662.0       --         2,662.0        --       2,662.0
                           --------    ------       --------      -----     --------
Operating profit........      142.0       --           142.0        --         142.0
General corporate
 expense, net of income
 items..................      (17.9)      --           (17.9)       --         (17.9)
Interest and other
 expense on debt........       40.4     (13.8)(n)       26.6        --          26.6
                           --------    ------       --------      -----     --------
Income before income
 taxes..................      119.5      13.8          133.3        --         133.3
Provision for income
 taxes..................       46.6       5.4 (o)       52.0        --          52.0
                           --------    ------       --------      -----     --------
Income before minority
 interest...............       72.9       8.4           81.3        --          81.3
Minority interest in
 Ryerson Tull, Inc......        8.4       --             8.4       (8.4)(s)      --
                           --------    ------       --------      -----     --------
Income from continuing
 operations.............       64.5       8.4           72.9        8.4         81.3
Dividends on preferred
 stock..................        9.1      (8.9)(p)        0.2        --           0.2
                           --------    ------       --------      -----     --------
Net income from
 continuing operations
 available to common
 stockholders...........   $   55.4    $ 17.3       $   72.7      $ 8.4     $   81.1
                           ========    ======       ========      =====     ========
Earnings per share from
 continuing operations:
  Basic.................   $   1.13       --        $   3.36        --      $   3.26
  Diluted...............   $   1.08       --        $   3.35        --      $   3.25
Average shares of common
 stock outstanding......       48.9     (27.2)(q)       21.7        3.3(t)      25.0
Average shares of common
 stock outstanding plus
 dilutive effect of
 stock options and
 conversions............       51.9     (30.1)(r)       21.8        3.3(t)      25.1

                          NOTES TO PRO FORMA CONDENSED

                       CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

(a) To reflect the redemption of series E preferred stock and the repayment of related debt discussed below, $130.6, the payment for Inland common stock repurchased pursuant to a stock repurchase program, $9.1, and payment related to the ISC/Ispat transaction final purchase price adjustment, $4.3.

(b) To reflect a decrease in a receivable from Ispat as a result of the final purchase price adjustment related to the ISC/Ispat transaction.

(c) To reflect an increase in the deferred tax asset as a result of an adjustment in the estimate of taxes related to the ISC/Ispat transaction.

(d) To reflect a decrease in (i) income taxes payable related to (1) an ESOP prepayment penalty, $2.9, and (2) a reduction in the gain related to the ISC/Ispat transaction, $2.0, (ii) accrued salaries and wages, $1.6, (iii) the ESOP interest payable, $0.8, and (iv) the current portion of the ESOP notes payable, $11.5.

(e) To reflect a decrease in the long-term portion of the ESOP notes payable due to their repayment.

(f) To reflect the redemption of 1,809,328 shares of series E preferred stock held by employees at the termination of the ESOP.

(g) To reflect the elimination of the capital in excess of par value related to the redeemed series E preferred stock.

(h) To reflect an after-tax loss on the repayment of the ESOP notes, $11.6, the favorable tax adjustment of $19.8 described in (c), the after-tax reduction in the gain on the ISC/Ispat transaction as a result of the final purchase price adjustment, $4.2, and dividends paid on the series E preferred stock due at redemption, $2.6.

(i) To reflect the elimination of the unearned compensation expense related to the ESOP as a result of the termination of the ESOP.

(j) To reflect the increase in treasury stock as a result of the purchase of 418,300 shares of Inland common stock pursuant to a stock repurchase program.

(k) To reflect an estimated adjustment related to the application of purchase accounting.

(l) To reflect the elimination of the minority interest as a result of the merger.

(m) To reflect the issuance of additional shares from treasury stock at an average $30 per share and the impact on capital in excess of par for the value between the average treasury stock value and $18.96, the average market value from October 14, 1998 through October 20, 1998.

(n) To reflect the elimination of interest on the subordinated voting note and the ESOP notes as if each had been redeemed at the beginning of the period.

(o) To reflect the estimated tax related to (n).

(p) To reflect the elimination of the dividend associated with the redemption of all shares of series E preferred stock as if such shares had not been outstanding at any time during the period.

(q) To reflect the purchase of Inland common stock pursuant to the tender offer and subsequent additional share repurchases as if each had been completed at the beginning of the period.

(r) To reflect the additional effect on dilutive securities to share purchase in (p).

(s) To reflect the elimination of the previously recorded minority interest.

(t) To reflect the conversion of Ryerson Tull class A common stock into 0.61 shares of Inland common stock.

                                                                        ANNEX A

                         AGREEMENT AND PLAN OF MERGER

                                 BY AND AMONG

                        INLAND STEEL INDUSTRIES, INC.,

                              RT MERGER SUB, INC.

                                      AND

                              RYERSON TULL, INC.

                         DATED AS OF OCTOBER 27, 1998

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
RECITALS..................................................................  A-4
ARTICLE I
THE MERGER; EFFECTIVE TIME; CLOSING.......................................  A-4
   1.1 The Merger.........................................................  A-4
   1.2 Effective Time.....................................................  A-4
   1.3 Closing............................................................  A-5
ARTICLE II
CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION......  A-5
   2.1 Certificate of Incorporation.......................................  A-5
   2.2 Bylaws.............................................................  A-5
ARTICLE III
DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION AND PARENT............  A-5
   3.1 Directors..........................................................  A-5
   3.2 Officers...........................................................  A-5
ARTICLE IV
CONVERSION OF SHARES......................................................  A-5
   4.1 Conversion of Shares...............................................  A-5
   4.2 Exchange of Certificates Representing Company Common Stock.........  A-6
   4.3 Stock Options......................................................  A-8
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................  A-9
   5.1 Corporate Organization and Qualification...........................  A-9
   5.2 Capitalization..................................................... A-10
   5.3 Authority Relative to This Agreement............................... A-10
   5.4 Consents and Approvals; No Violation............................... A-10
   5.5 SEC Reports; Financial Statements.................................. A-11
   5.6 Absence of Certain Changes or Events............................... A-11
   5.7 Undisclosed Liabilities............................................ A-11
   5.8 Litigation......................................................... A-12
   5.9 Form S-4; Proxy Statement/Prospectus............................... A-12
   5.10 Compliance with Applicable Laws................................... A-12
   5.11 Opinion of Financial Advisor...................................... A-13
   5.12 Stockholder Rights Plan........................................... A-13
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB................... A-13
   6.1 Corporate Organization and Qualification........................... A-13
   6.2 Capitalization..................................................... A-13
   6.3 Authority Relative to This Agreement............................... A-13
   6.4 Consents and Approvals; No Violation............................... A-14
   6.5 SEC Reports; Financial Statements.................................. A-14
   6.6 Absence of Certain Changes or Events............................... A-15
   6.7 Undisclosed Liabilities............................................ A-15
   6.8 Litigation......................................................... A-15
   6.9 Form S-4; Proxy Statement/Prospectus............................... A-15
   6.10 Compliance with Applicable Laws................................... A-16

                                                                            Page
                                                                            ----
   6.11 Issuance of Parent Common Stock.................................... A-16
   6.12 Interim Operations of Merger Sub................................... A-16
   6.13 Ownership of Shares................................................ A-16
   6.14 ISC/Ispat Transaction.............................................. A-16
ARTICLE VII
ADDITIONAL COVENANTS AND AGREEMENTS........................................ A-16
   7.1 Stockholder Approval................................................ A-16
   7.2 Form S-4; Proxy Statement/Prospectus................................ A-17
   7.3 All Reasonable Efforts.............................................. A-18
   7.4 Access to Company Information....................................... A-18
   7.5 Access to Parent Information........................................ A-18
   7.6 Publicity........................................................... A-19
   7.7 Indemnification of Directors and Officers........................... A-19
   7.8 NYSE Listing........................................................ A-20
   7.9 Conduct of Business of the Company.................................. A-20
   7.10 Conduct of Business of Parent...................................... A-20
   7.11 Conduct of Business of Merger Sub.................................. A-21
   7.12 Company Capital Stock.............................................. A-21
ARTICLE VIII
CONDITIONS................................................................. A-21
   8.1 Condition to Each Party's Obligations............................... A-21
   8.2 Additional Conditions to the Obligations of Parent and Merger Sub... A-21
   8.3 Additional Conditions to the Obligations of the Company............. A-22
ARTICLE IX
TERMINATION................................................................ A-22
   9.1 Termination by Mutual Consent....................................... A-22
   9.2 Termination by Parent, Merger Sub or the Company.................... A-22
   9.3 Termination by Parent or Merger Sub................................. A-23
   9.4 Termination by the Company.......................................... A-23
   9.5 Effect of Termination............................................... A-24
ARTICLE X
MISCELLANEOUS AND GENERAL.................................................. A-24
  10.1 Payment of Expenses................................................. A-24
  10.2 Survival of Representations and Warranties.......................... A-24
  10.3 Modification or Amendment........................................... A-24
  10.4 Waiver of Conditions................................................ A-24
  10.5 Counterparts........................................................ A-24
  10.6 Governing Law....................................................... A-25
  10.7 Notices............................................................. A-25
  10.8 Entire Agreement; Assignment........................................ A-26
  10.9 Parties in Interest................................................. A-26
  10.10 Certain Definitions................................................ A-26
  10.11 Obligation of Parent............................................... A-26
  10.12 Validity........................................................... A-27
  10.13 Captions........................................................... A-27

                          AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 27, 1998, by and among Inland Steel Industries, Inc., a Delaware corporation ("Parent"), RT Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Ryerson Tull, Inc., a Delaware corporation (the "Company").

                                    RECITALS

WHEREAS, the Boards of Directors of Parent and Merger Sub each have determined that it is in the best interests of their respective stockholders for Merger Sub to merge with and into the Company upon the terms and subject to the conditions of this Agreement; and

WHEREAS, the Board of Directors of the Company, based upon the unanimous recommendation of a special committee of Independent Directors (as defined in Section 10.10 herein) of the Company (the "Special Committee"), has determined that it is in the best interests of the Company's stockholders (other than Parent, Merger Sub and their affiliates) for Merger Sub to merge with and into the Company upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE I

                      THE MERGER; EFFECTIVE TIME; CLOSING

1.1 The Merger. Subject to the terms and conditions of this Agreement and the Delaware General Corporation Law (the "DGCL"), at the Effective Time (as defined in Section 1.2), the Company and Merger Sub shall consummate a merger (the "Merger") in which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the "Surviving Corporation." The Merger shall have the effects set forth in the DGCL.

1.2 Effective Time. Subject to the terms and conditions of this Agreement, Parent, Merger Sub and the Company will cause an appropriate Certificate of Merger (the "Certificate of Merger") to be executed and filed on the Closing Date (as defined in Section 1.3) (or on such other date as the parties may agree) with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at the time and on the date on which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the "Effective Time."

1.3 Closing. The closing of the Merger (the "Closing") shall take place (a) at the offices of Skadden, Arps, Slate, Meagher & Flom (Illinois) in Chicago, Illinois at 10:00 a.m. local time on the first business day on which the last of the conditions set forth in Article VIII hereof shall have been fulfilled or waived in accordance with this Agreement or (b) at such other place, time and date as the parties may agree (the "Closing Date").

                                   ARTICLE II

                    CERTIFICATE OF INCORPORATION AND BYLAWS
                          OF THE SURVIVING CORPORATION

2.1 Certificate of Incorporation. The Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation.

2.2 Bylaws. The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation.

                                  ARTICLE III

         DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION AND PARENT

3.1 Directors.

(a) The directors of the Company at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

(b) The following individuals shall resign as directors of Parent as of the Effective Time: Messrs. A. Robert Abboud, Leo F. Mullin, Joshua I. Smith and Arnold R. Weber and Ms. Nancy H. Teeters. Parent shall use all reasonable efforts to cause the following individuals to be appointed directors of Parent as of the Effective Time and, from and after the Effective Time, to be directors of Parent until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Parent's Certificate of Incorporation and Bylaws: Messrs. Richard G. Cline, Neil S. Novich, Jerry K. Pearlman, Donald S. Perkins and Ronald L. Thompson.

3.2 Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

                                   ARTICLE IV

                              CONVERSION OF SHARES

4.1 Conversion of Shares.

(a) At the Effective Time, each share (collectively, the "Shares") of Class A Common Stock, par value $1.00 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled pursuant to Section 4.1(c) hereof) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 0.61 validly issued, fully paid and nonassessable shares of the common stock, par value $1.00 per share ("Parent Common Stock"), of Parent (the "Exchange Ratio").

(b) Holders of Shares shall also have the right to receive, together with each share of Parent Common Stock issued in the Merger, one associated preferred stock purchase right (a "Right") in accordance with the Rights Agreement, dated as of November 25, 1997, between Parent and Harris Trust and Savings Bank (the "Parent Rights Agreement"). References herein to the shares of Parent Common Stock issuable in the Merger shall also be deemed to include the associated Rights.

(c) At the Effective Time, each Share and each share of the Company's Class B Common Stock, par value $1.00 per share (the "Company Class B Common Stock"), issued and outstanding and owned by Parent, Merger Sub or any direct or indirect subsidiary of Parent (collectively, the "Parent Companies") or any of the Company's direct or indirect wholly owned subsidiaries and all treasury shares held by the Company immediately prior to the Effective Time shall cease to be outstanding, be cancelled and retired without payment of any consideration therefor and cease to exist.

(d) At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(e) On and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") shall cease to have any rights as stockholders of the Company, except the right to receive the consideration set forth in this Article IV (the "Merger Consideration") for each Share held by them.

(f) In the event that, between the date of this Agreement and the Effective Time, the issued and outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class of shares as a result of a stock split, reverse stock split, stock dividend, spinoff, recapitalization, reclassification or other similar transaction with a record date within such period, the Exchange Ratio shall be appropriately adjusted.

(g) No fractional shares of Parent Common Stock shall be issued pursuant hereto. In lieu of any such fractional share of Parent Common Stock, Parent shall pay to each holder of Shares who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash determined by multiplying (i) the average (without rounding) of the closing prices per share of Parent Common Stock on the New York Stock Exchange (the "NYSE") as reported on the NYSE Composite Tape for the ten (10) consecutive NYSE trading days ending on and including the second NYSE trading day immediately preceding the Closing Date (the "Average Parent Share Price") by (ii) the fractional interest in a share of Parent Common Stock to which such holder would otherwise be entitled.

4.2 Exchange of Certificates Representing Company Common Stock.

(a) Immediately following the Effective Time, Parent shall deliver, in trust, to an exchange agent selected by Parent, which shall be Parent's transfer agent or such other party reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of Shares, certificates representing an aggregate number of shares of Parent Common Stock and cash in lieu of fractional shares (such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued and paid pursuant to this Section 4.2 in exchange for outstanding Shares.

(b) Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (other than holders of Certificates representing Shares referred to in Section 4.1(c)) (i) a letter of transmittal which shall specify that delivery of such Certificates shall be deemed to have occurred, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares. Upon surrender to the Exchange Agent of a Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this
Article IV, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to holders of Certificates. If any certificate for Parent Common Stock is to be issued in a name other than that in which the Certificate representing the Shares surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of issuance of certificates for such Parent Common Stock in a name other than the registered holder of the Certificate surrendered, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

(c) Notwithstanding any other provision of this Agreement, no dividends on Parent Common Stock shall be paid with respect to any shares of Company Common Stock represented by a Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock, less the amount of any withholding taxes which may be required thereon.

(d) At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration pursuant to this Article IV.

(e) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any certificates representing shares of Parent Common Stock) that remains unclaimed by holders of Shares six (6) months after the Effective Time shall be delivered to the Surviving Corporation. Any holders of Shares who have not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for the Merger Consideration deliverable in respect of each Share such holder holds, as determined pursuant to this Agreement, without any interest thereon.

(f) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

(g) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Parent Common Stock as provided in this Section 4.2, deliverable in respect thereof pursuant to this Agreement.

4.3 Stock Options.

(a) After the Effective Time, each option (an "Option") which has been granted under the Company's stock plans, which plans are set forth on Schedule 4.3(a) hereto (collectively, the "Option Plans"), and is outstanding at the Effective Time, whether or not then exercisable, shall be assumed by Parent, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under the respective Option, that number of shares of Parent Common Stock equal to the product of (i) that number of Shares the holder of the Option would have been entitled to receive had such holder exercised the Option in full immediately prior to the Effective Time (not taking into account whether the Option was in fact exercisable at such time) and (ii) the Exchange Ratio, and shall have an exercise price equal to the quotient of (i) the exercise price of the Option immediately prior to the Effective Time divided by
(ii) the Exchange Ratio. As soon as practicable after the Effective Time, Parent shall deliver to each holder of an Option an appropriate notice setting forth the holder's right to acquire shares of the Parent Common Stock, and the Option agreements of each holder shall be deemed to be appropriately amended so that the Options shall represent rights to acquire shares of the Parent Common Stock on the same terms and conditions as contained in the outstanding Options.

(b) After the Effective Time, each stock appreciation right (an "SAR") which has been granted under the Company's Option Plans and is outstanding at the Effective Time, whether or not then exercisable or payable, shall be assumed by Parent, shall be deemed to constitute a stock appreciation right, on the same terms and conditions as were applicable under the respective SAR, with respect to that number of shares of Parent Common Stock equal to the product of (i) that number of Shares subject to the SAR immediately prior to the Effective Time (not taking into account whether the SAR was in fact exercisable at such time) and (ii) the Exchange Ratio, and shall have a date of grant fair market value equal to the quotient of (i) the date of grant fair market value of the SAR immediately prior to the Effective Time divided by (ii) the Exchange Ratio. As soon as practicable after the Effective Time, Parent shall deliver to each holder of an SAR an appropriate notice setting forth the holder's right to participate in the appreciation in value of shares of the Parent Common Stock, and the SAR agreements of each holder shall be deemed to be appropriately amended so that the SARs shall represent rights to participation in the appreciation in value of shares of the Parent Common Stock on the same terms and conditions as contained in the outstanding SARs.

(c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Options and SARs assumed in accordance with Sections 4.3(a) and 4.3(b).

(d) Each Share which has been granted as a restricted stock award under the Option Plans and which is outstanding as of the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted as of the Effective Time into the right to receive 0.61 validly issued, fully paid and nonassessable shares of Parent Common Stock (with the value of any fractional share payable in cash), and shall continue to be contingent on such holder's continuing employment with Parent or the Surviving Corporation (as the case may be following consummation of the Merger) and such additional terms and conditions in effect with respect to the particular grant as of the Effective Time; provided that for purposes of vesting, the holder of the restricted stock award shall be credited with years of employment at the Company prior to the Effective Time whether such holder is employed by Parent or the Surviving Corporation after the Effective Time.

(e) Each Share which is allocated as a stock unit to a director's account under the Ryerson Tull Directors' Compensation Plan (the "Directors' Plan") as of the Effective Time shall, by virtue of the Merger and without any action on the part of the director, be converted, as of the Effective Time, into a stock unit which, subject to the provisions of the Directors' Plan, gives the director the right to receive 0.61 validly issued, fully paid and nonassessable shares of Parent Common Stock, and shall continue to be subject to the terms and conditions in effect under the Directors' Plan as of the Effective Time.

(f) Each performance award outstanding as of the Effective Time shall be adjusted by the Committee (as defined in the Ryerson Tull 1996 Incentive Stock Plan in effect as of the Effective Time) as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided that the number of shares subject to any award shall be a whole number.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that:

5.1 Corporate Organization and Qualification. Each of the Company and its Significant Subsidiaries (as hereinafter defined in Section 10.10) (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and
(iii) has all requisite power and authority to own its properties and to carry on its business as it is now being conducted, except where failure to so qualify, be in good standing or have such power and authority would not, individually or in the aggregate, have a Company Material Adverse Effect (as hereinafter defined in Section 10.10).

5.2 Capitalization. The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, of which, as of October 19, 1998, 5,345,745 shares were issued and 5,345,187 shares were outstanding, (ii) 34,000,000 shares of Company Class B Common Stock, of which, as of the date hereof, all shares were issued and outstanding, and (iii) 16,000,000 shares of preferred stock, par value $1.00 per share, of which, as of the date hereof, no shares were issued and outstanding. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. As of October 19, 1998, 1,858,146 Shares were reserved for issuance upon exercise of outstanding Options pursuant to the Option Plans. Except as authorized pursuant to the plans referred to on Schedule 4.3(a), there are not as of the date hereof any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which the Company is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company.

5.3 Authority Relative to This Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement and the Merger by the Stockholders of the Company in accordance with Section 251 of the DGCL, the Company's Restated Certificate of Incorporation and Section 8.1(a) hereof). In accordance with Section 3 of Article VI of the Company's Restated Certificate of Incorporation, this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the affirmative vote of at least two-thirds of the Independent Directors (as defined in Section 10.10). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

5.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Restated Certificate of Incorporation or Bylaws of the Company; (b) require of the Company or its subsidiaries any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, (ii) filings with the NYSE or other national securities exchange upon which shares of the Company Common Stock are listed, (iii) the filing of the Certificate of Merger pursuant to the DGCL or (iv) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a Company Material Adverse Effect; (c) result in a violation or breach of, or constitute a default under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation by which the Company or any of its Significant Subsidiaries may be bound, except for such violations, breaches and defaults as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Company Material Adverse Effect; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its subsidiaries, except for violations which would not, individually or in the aggregate, have a Company Material Adverse Effect.

5.5 SEC Reports; Financial Statements.

(a) The Company has filed all periodic and other reports required to be filed by it since January 1, 1997 with the Securities and Exchange Commission (the "SEC") pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which as of their respective dates complied in all material respects with all applicable requirements of the Exchange Act (collectively, the "Company SEC Reports"). None of the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including the related notes thereto) of the Company included in the Company SEC Reports complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein) and present fairly the consolidated financial position of the Company and its consolidated subsidiaries as of their respective dates, and the consolidated results of their operations and cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

5.6 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement, since June 30, 1998, the business of the Company has been carried on only in the ordinary and usual course, and the Company has not suffered any Company Material Adverse Effect.

5.7 Undisclosed Liabilities. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, or as contemplated by this Agreement, there are no liabilities or obligations of the Company or its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company, other than liabilities or obligations (i) incurred in the ordinary course of business consistent with past practice since June 30, 1998 or (ii) which would not, individually or in the aggregate, have a Company Material Adverse Effect.

5.8 Litigation. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or for any litigation relating to the transactions contemplated by this Agreement, (i) there are no actions, claims, suits, proceedings or governmental investigations pending or, to the knowledge of the Company, threatened against or involving or affecting the Company or any of its subsidiaries which, individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect and (ii) there are no judgments, decrees, injunctions, rules or orders of any court or governmental or regulatory authority applicable to the Company or any of its subsidiaries, which, individually or in the aggregate, would have a Company Material Adverse Effect.

5.9 Form S-4; Proxy Statement/Prospectus. None of the information to be supplied by and relating to the Company for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus (as such terms are hereinafter defined in Section 7.2) will, at the time of the effectiveness of the Form S-4 and the mailing of the Proxy Statement/Prospectus and at the time of the stockholder meeting of the Company in connection with the vote of such stockholders with respect to the Merger and this Agreement (the "Stockholder Meeting"), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company should occur and is required to be described in an amendment of, or a supplement to, the Form S-4, such event shall be so described, and the Company shall cooperate with Parent to promptly file such amendment or supplement with the SEC and, as required by law, cause such amendment or supplement to be disseminated to the stockholders of the Company. With respect to the information relating to the Company, the Form S-4 and the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and Exchange Act. For purposes of this
Section 5.9, any statement which is made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus shall be deemed modified or superseded to the extent any later filed document incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus or any statement included in the Form S-4 or the Proxy Statement/Prospectus modifies or supersedes such earlier statement.

5.10 Compliance with Applicable Laws. The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses, except where the failure to so hold would not, individually or in the aggregate, have a Company Material Adverse Effect (the "Company Permits"). The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, the business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental or regulatory authorities, except for possible violations which, individually or in the aggregate, would not have a Company Material Adverse Effect.

5.11 Opinion of Financial Advisor. The Special Committee has received the written opinion (the "Fairness Opinion") of Morgan Stanley & Co., Incorporated (the "Financial Advisor"), the Special Committee's financial advisor, to the effect that the Exchange Ratio is fair to the holders of Shares (other than Parent, Merger Sub or any direct or indirect subsidiary of Parent) from a financial point of view.

5.12 Stockholder Rights Plan. The execution of this Agreement and the consummation of the transactions contemplated hereby will not result in the preferred stock purchase rights (the "Rights") that were issued pursuant to the Rights Agreement, dated as of June 10, 1996, between the Company and Harris Trust and Savings Bank being distributed to stockholders or becoming exercisable and, upon consummation of the Merger, the Rights will cease to be outstanding.

                                   ARTICLE VI

                    REPRESENTATIONS AND WARRANTIES OF PARENT
                                 AND MERGER SUB

Parent and Merger Sub represent and warrant, jointly and severally, to the Company that:

6.1 Corporate Organization and Qualification. Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, (ii) is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, and (iii) has all requisite power and authority to own its properties and to carry on its business as it is now being conducted, except where the failure to so qualify, be in such good standing or have such power and authority would not, individually or in the aggregate, have a Parent Material Adverse Effect (as defined in Section 10.10).

6.2 Capitalization. The authorized capital stock of Parent and the number of shares outstanding as of October 19, 1998 are set forth on Schedule 6.2 hereto. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. As of October 23, 1998, 1,686,021 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding options pursuant to Parent's stock option plans. Except as disclosed in the Parent SEC Reports (as defined in Section 6.5), as set forth in this Agreement (including the Schedules hereto), or as authorized pursuant to the Plans referred to on Schedule 6.2 attached hereto, there are not as of the date hereof any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which Parent is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of Parent.

6.3 Authority Relative to This Agreement. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Parent and Merger Sub, and no other corporate proceedings on the part of

Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

6.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Certificate of Incorporation or the Bylaws, respectively, of Parent or Merger Sub; (b) require of Parent or any of its subsidiaries (other than the Company) any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder,
(ii) filings with the NYSE or other national securities exchange upon which shares of the Parent Common Stock are listed, (iii) the filing of the Certificate of Merger pursuant to the DGCL, or (iv) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a Parent Material Adverse Effect; (c) result in a violation or breach of, or constitute a default under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation by which Parent or any of its subsidiaries (other than the Company) may be bound, except for such violations, breaches and defaults as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a Parent Material Adverse Effect; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its subsidiaries (other than the Company), except for violations which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

6.5 SEC Reports; Financial Statements.

(a) Parent has filed all periodic and other reports required to be filed by it since January 1, 1997 with the SEC pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which as of their respective dates complied in all material respects with all applicable requirements of the Exchange Act (collectively, the "Parent SEC Reports"). None of the Parent SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made as to any information relating to the Company and its subsidiaries included in the Parent SEC Reports.

(b) The consolidated financial statements (including the related notes thereto) of Parent included in the Parent SEC Reports complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein) and present fairly the consolidated financial position of

Parent and its consolidated subsidiaries as of their respective dates, and the consolidated results of their operations and cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments), except that no representation is made as to any information relating to the Company and its subsidiaries included in the consolidated financial statements of Parent.

6.6 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement (including the Schedules hereto), since June 30, 1998, Parent (excluding the Company and its subsidiaries) has not suffered any Parent Material Adverse Effect.

6.7 Undisclosed Liabilities. Except as disclosed on Schedule 6.7 attached hereto or in the Parent SEC Reports filed prior to the date of this Agreement, or as contemplated by this Agreement, there are no liabilities or obligations of Parent or its subsidiaries (other than of the Company and its subsidiaries) of any kind whatsoever, whether accrued, contingent, absolute or otherwise, that would be required by generally accepted accounting principles to be reflected on a consolidated balance sheet of Parent, other than liabilities or obligations (i) incurred in the ordinary course of business consistent with past practice since June 30, 1998 or (ii) which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

6.8 Litigation. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement or for any litigation relating to the transactions contemplated by this Agreement, (i) there are no actions, claims, suits, proceedings or governmental investigations pending or, to the knowledge of Parent, threatened against or involving or affecting Parent or any of its subsidiaries (other than relating to the Company and its subsidiaries) which, individually or in the aggregate, are reasonably likely to have a Parent Material Adverse Effect and (ii) there are no judgments, decrees, injunctions, rules or orders of any court or governmental or regulatory authority applicable to Parent or any of its subsidiaries (other than relating to the Company and its subsidiaries), which, individually or in the aggregate, would have a Parent Material Adverse Effect.

6.9 Form S-4; Proxy Statement/Prospectus. None of the information to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus (except for information about the Company furnished by the Company to Parent) will, at the time of the effectiveness of the Form S-4 and mailing of the Proxy Statement/Prospectus and at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Parent, its officers and directors or any of its subsidiaries (other than the Company and its subsidiaries) shall occur and is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement/Prospectus, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Form S-4 and the Proxy Statement/Prospectus (except with respect to information relating to the Company) will comply as to form in all material respects with the provisions of the Securities Act and Exchange Act. For purposes of this Section 6.9, any statement which is made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus shall be deemed modified or superseded to the extent any later filed document incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus or any statement included in the Form S-4 or the Proxy Statement/Prospectus modifies or supersedes such earlier statement.

6.10 Compliance with Applicable Laws. Parent and its subsidiaries (other than the Company and its subsidiaries) hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses, except where the failure to so hold would not, individually or in the aggregate, have a Parent Material Adverse Effect (the "Parent Permits"). Parent and its subsidiaries (other than the Company and its subsidiaries) are in compliance with the terms of the Parent Permits, except where the failure so to comply would not, individually or in the aggregate, have a Parent Material Adverse Effect. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, the business of Parent (excluding the business of the Company and its subsidiaries) is not being conducted in violation of any law, ordinance or regulation of any governmental or regulatory authorities, except for possible violations which, individually or in the aggregate, would not have a Parent Material Adverse Effect.

6.11 Issuance of Parent Common Stock. The issuance and delivery by Parent of shares of Parent Common Stock in connection with the Merger and this Agreement have been duly and validly authorized by all necessary action on the part of Parent. The shares of Parent Common Stock to be issued in connection with the Merger and this Agreement, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

6.12 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

6.13 Ownership of Shares. As of the date hereof, Parent owns all of the outstanding shares of the Company Class B Common Stock.

6.14 ISC/Ispat Transaction. The Agreement and Plan of Merger, dated as of May 27, 1998, as amended on July 27, 1998, by and among Parent, Inland Steel Company ("ISC"), Ispat International N.V. ("Ispat") and Inland Merger Sub, Inc., pursuant to which Ispat acquired ISC, formerly a wholly-owned subsidiary of Parent (the "ISC/Ispat Transaction"), and the consummation by Parent of the transactions contemplated thereby were duly and validly authorized by all requisite corporate proceedings on the part of Parent.

                                  ARTICLE VII

                      ADDITIONAL COVENANTS AND AGREEMENTS

7.1 Stockholder Approval.

(a) The Company shall submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at the Stockholder Meeting as promptly as practicable and shall use all reasonable efforts to obtain stockholder approval and adoption of this Agreement and the transactions contemplated hereby, such Stockholder Meeting to be held as soon as practicable following the date hereof, and the Company shall, through its Board of Directors, recommend to its stockholders approval of the transactions contemplated by this Agreement, subject to the provisions of Section 7.1(b) hereof.

(b) Notwithstanding the foregoing, the Special Committee or the Board of Directors of the Company may at any time prior to the Effective Time withdraw, modify or change any recommendation and declaration regarding this Agreement or the Merger, or recommend and declare advisable any other offer or proposal, if in the opinion of the Special Committee or the Board of Directors of the Company after consultation with its counsel the failure to so withdraw, modify or change its recommendation and declaration would be inconsistent with its fiduciary duties to its stockholders under applicable law.

(c) From the date hereof to the Effective Time, Parent and Merger Sub shall not sell or otherwise dispose of the Shares or the shares of the Company Class B Common Stock owned by them. At the Stockholder Meeting, or any adjournment thereof, Parent and Merger Sub shall vote the Shares and the shares of the Company Class B Common Stock owned by them in favor of the Merger.

7.2 Form S-4; Proxy Statement/Prospectus.

(a) Parent and the Company shall promptly prepare and Parent shall file with the SEC as soon as practicable a registration statement on Form S-4 (together with all amendments, schedules and exhibits thereto, the "Form S-4") under the Securities Act, with respect to the Parent Common Stock issuable in the Merger. The respective parties will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Parent shall use all reasonable efforts, and the Company will cooperate with Parent, to have the Form S-4 declared effective by the SEC as promptly as practicable. Parent shall use all reasonable efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities laws or "blue sky" permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto.

(b) The Form S-4 shall include as a part thereof a proxy statement/prospectus (the "Proxy Statement/Prospectus") which will be mailed to the stockholders of the Company as promptly as practicable after the effectiveness of the Form S-4. The Company shall include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of the Company that stockholders of the Company vote in favor of the approval of the Merger and the adoption of this Agreement.

(c) Each of Parent and the Company shall furnish all information concerning it required to be included in the Form S-4. Parent agrees that the Form S-4 and each amendment or supplement thereto at the time it is filed or becomes effective, and at the time that the Proxy Statement/Prospectus which forms a part thereof is mailed to the stockholders of the Company, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Parent in reliance upon and in conformity with written information concerning the Company furnished to Parent by the Company for use in the Form S-4. The Company agrees that the information provided by it for inclusion in the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective, and at the time that the Proxy Statement/Prospectus which forms a part thereof is mailed to the stockholders of the Company, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) No amendment or supplement to the Form S-4 will be made without the approval of each of the Company and Parent, which approval will not be unreasonably withheld or delayed. Parent will advise the Company promptly after it receives (i) notice that the Form S-4 or any amendment thereto has become effective, (ii) the issuance of any stop order with respect to the Form S-4,
(iii) the suspension of the qualification of the Parent Common Stock to be issued in the Merger for offering or sale in any jurisdiction, (iv) any request by the SEC or the NYSE for amendment of the Form S-4, or (v) any comments or requests for additional information received from the SEC with respect to the Form S-4.

7.3 All Reasonable Efforts. Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals, to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible) subject to the requisite vote of the stockholders of the Company.

7.4 Access to Company Information. Upon reasonable notice, the Company shall (and shall cause each of its wholly owned subsidiaries to and use its best efforts to cause its other subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (the "Parent Representatives"), in order to evaluate the transactions contemplated by this Agreement, reasonable access during normal business hours throughout the period prior to the Effective Time to its properties, books and records and, during such period, shall (and shall cause each of its subsidiaries to) furnish promptly to the Parent Representatives all information concerning its business, properties and personnel as may reasonably be requested. Parent agrees that it will, and will cause the Parent Representatives to, keep all such information confidential (except as required by law and except for information (i) which is or becomes generally available to the public, (ii) which was available to Parent on a nonconfidential basis prior to disclosure to Parent, or (iii) which becomes available to Parent on a nonconfidential basis from a source other than the Company) and will not, and will cause the Parent Representatives not to, use any information obtained pursuant to this Section
7.4 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

7.5 Access to Parent Information. Upon reasonable notice, Parent shall (and shall cause each of its wholly owned subsidiaries to and use its best efforts to cause its other subsidiaries, other than the Company, to) afford to officers, employees, counsel, accountants and other authorized representatives of the Company (the "Company Representatives"), in order to evaluate the transactions contemplated by this Agreement, reasonable access during normal business hours throughout the period prior to the Effective Time to its properties, books and records and, during such period, shall (and shall cause each of its subsidiaries to) furnish promptly to the Company Representatives all information concerning its business, properties and personnel as may reasonably be requested. The Company agrees that it will, and will cause the Company Representatives to, keep all such information confidential (except as required by law and except for information (i) which is or becomes generally available to the public, (ii) which was available to the Company on a nonconfidential basis prior to disclosure to the Company, or (iii) which becomes available to the Company on a nonconfidential basis from a source other than the Parent) and will not, and will cause the Company Representatives not to, use any information obtained pursuant to this Section 7.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

7.6 Publicity. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the Merger and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use all reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

7.7 Indemnification of Directors and Officers.

(a) From and after the Effective Time, Parent shall maintain for the greater of six years or any applicable statute of limitations, director and officer liability insurance for the benefit of the directors and officers of Parent with respect to actions and omissions occurring prior to the Effective Time to the extent available; provided that policies with third party insurers of a similar or better A.M. Best rating and of at least the same coverage containing terms and conditions that are no less advantageous to the insureds may be substituted therefor. In the event any claim is made against present directors or officers of Parent or Merger Sub that is covered, in whole or in part, or potentially so covered by insurance, the Surviving Corporation and Parent shall do nothing that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition of that claim. All rights to indemnification and advancement of expenses now existing in favor of the present directors or officers of Parent and its respective subsidiaries as provided in their respective certificates or articles of incorporation or by-laws or otherwise in effect on the date hereof shall remain in effect after the Merger, and the Certificate of Incorporation and Bylaws of Parent shall not be amended to reduce or limit the rights of indemnity and to advancement of expenses of the present directors or officers of Parent, or the ability of Parent to indemnify them, nor to hinder, delay or make more difficult the exercise of such rights of indemnity or the ability to indemnify.

(b) From and after the Effective Time, Parent shall maintain or cause the Surviving Corporation to maintain for the greater of six years or any applicable statute of limitations, director and officer liability insurance for the benefit of the directors and officers of the Company with respect to actions and omissions occurring prior to the Effective Time to the extent available; provided that policies with third party insurers of a similar or better A.M. Best rating and of at least the same coverage containing terms and conditions that are no less advantageous to the insureds may be substituted therefor. In the event any claim is made against present directors or officers of the Company that is covered, in whole or in part, or potentially so covered by insurance, the Surviving Corporation and Parent shall do nothing that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition of that claim. All rights to indemnification and advancement of expenses now existing in favor of the present directors or officers of the Company as provided in the Company's Restated Certificate of Incorporation or by-laws or otherwise in effect on the date hereof shall remain in effect after the Merger. The Certificate of Incorporation and Bylaws of the Surviving Corporation shall not be amended to reduce or limit the rights of indemnity and to advancement of expenses of the present directors or officers of the Company, or the ability of the Surviving Corporation to indemnify them, nor hinder, delay or make more difficult the exercise of such rights of indemnity or the ability to indemnify, with respect to matters occurring prior to the Effective Time.

(c) This Section 7.7 shall survive the consummation of the Merger. The provisions of this Section 7.7 are intended to be for the benefit of, and shall be enforceable by, the present directors or officers of Parent and the Company, as the case may be. If Parent or the Company or any of their respective successors or assigns (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties or assets to any individual, corporation or any other entity, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Company, as the case may be, shall assume the respective obligations of Parent or the Company, as the case may be, set forth in this Section 7.7.

7.8 NYSE Listing. Parent shall promptly prepare and submit to the NYSE, or such other national securities exchange on which shares of Parent Common Stock are listed, a listing application covering the shares of Parent Common Stock issuable in the Merger, and shall use all reasonable efforts to obtain, prior to the Effective Time, approval for listing of such Parent Common Stock, subject to official notice of issuance.

7.9 Conduct of Business of the Company. Except as disclosed in the Company SEC Reports, during the period of time from the date of this Agreement to the Effective Time, the Company and each of its subsidiaries shall conduct their respective businesses only in, and none of the Company or any of its subsidiaries shall take any action except in, the ordinary and usual course and in accordance with the terms of this Agreement.

7.10 Conduct of Business of Parent. Except as disclosed on Schedule 7.10 attached hereto, during the period of time from the date of this Agreement to the Effective Time, Parent shall not (i) declare or pay any dividend or make any other distribution with respect to its capital stock (other than regular quarterly dividends of $.05 per share consistent with past practice) or repurchase any shares of its capital stock; (ii) issue or agree to issue any shares of, or options, warrants or other rights to acquire, its capital stock;
(iii) materially increase the aggregate compensation, severance payments and other benefits payable to its officers collectively; or (iv) adopt, enter into, amend or modify any employee benefit plan of Parent in a manner materially adverse to Parent.

7.11 Conduct of Business of Merger Sub. During the period of time from the date of this Agreement to the Effective Time, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

7.12 Company Capital Stock. The Company will not, nor shall Parent or Merger Sub cause the Company to, split, combine, subdivide or reclassify any shares of the Company's capital stock prior to the Effective Time or declare a stock dividend or other stock distribution in Company Common Stock or Company Class B Common Stock with a record date prior to the Effective Time.

                                  ARTICLE VIII

                                   CONDITIONS

8.1 Condition to Each Party's Obligations. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

  (a) Stockholder Approval. This Agreement and the Merger shall have been duly approved and adopted at the Stockholder Meeting by the holders of a majority of the votes entitled to be cast by holders of shares of Company Common Stock and Company Class B Common Stock, voting together as a single class, outstanding as of the record date.

  (b) Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated; provided, however, that prior to invoking this condition each party shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated.

  (c) Governmental Filings and Consents. All governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time, except where the failure to obtain any such consent would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or Company Material Adverse Effect.

  (d) Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending effectiveness of the Form S-4 shall have been issued, and no proceeding for that purpose shall have been initiated or threatened by the SEC.

8.2 Additional Conditions to the Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by Parent or Merger Sub, as the case may be, to the extent permitted by applicable law.

  (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct (without regard to any qualification as to materiality or Company Material Adverse Effect contained therein) when made and as of the Effective Time with the same force and effect as though the same had been made on and as of the Effective Time (except for changes permitted by this Agreement and except to the extent they relate to a particular date), except for such failures to be true and correct which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

  (b) Performance. The Company shall have performed in all material respects all of its obligations under this Agreement theretofore to be performed.

  (c) Officer's Certificate. Parent and Merger Sub shall have received at the Effective Time a certificate dated the Effective Time and executed by the President or a Vice President of the Company certifying to the fulfillment of the conditions specified in Sections 8.2(a) and (b) hereof.

8.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived in whole or in part by the Company (with the concurrence of the Special Committee) to the extent permitted by applicable law:

  (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without regard to any qualification as to materiality or Parent Material Adverse Effect contained therein) when made and as of the Effective Time with the same force and effect as though the same had been made on and as of the Effective Time (except for changes permitted by this Agreement and except to the extent they relate to a particular date), except for such failures to be true and correct which, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect.

  (b) Performance. Parent and Merger Sub shall have performed in all material respects all of their respective obligations under this Agreement theretofore to be performed.

  (c) Officer's Certificate. The Company shall have received at the Effective Time a certificate dated the Effective Time and executed by the President or a Vice President of each of Parent and Merger Sub certifying to the fulfillment of the conditions specified in Sections 8.3(a) and (b) hereof.

  (d) NYSE Listing Approval. The Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, or such other national securities exchange on which shares of Parent Common Stock are listed, subject to official notice of issuance.

                                   ARTICLE IX

                                  TERMINATION

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of the stockholders of the Company, by the mutual written consent of all of the parties (with the concurrence of no less than two-thirds of the Independent Directors).

9.2 Termination by Parent, Merger Sub or the Company. This Agreement may be terminated and the Merger may be abandoned by any of the Parent, Merger Sub or the Company (with the concurrence of no less than two-thirds of the Independent Directors in the case of termination by the

Company), before or after the approval by stockholders of the Company, if (a) any court of competent jurisdiction in the United States or other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, (b) the Merger shall not have been consummated by March 31, 1999, provided that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in the failure of the Merger to occur on or before such date or (c) this Agreement and the Merger shall have been voted on by stockholders of the Company at the Stockholder Meeting and the vote shall not have been sufficient to satisfy the condition set forth in Section 8.1(a).

9.3 Termination by Parent or Merger Sub. This Agreement may be terminated by Parent or Merger Sub and the Merger may be abandoned prior to the Effective Time, before or after the approval by stockholders of the Company, if (a) the Company shall have failed to perform in any material respect its obligations under this Agreement theretofore to be performed by the Company, which failure to perform has not been cured within 30 days following receipt by the Company of notice of such failure to perform from Parent or Merger Sub or (b) the representations and warranties of the Company contained in this Agreement shall not be true and correct (without regard to any qualification as to materiality or Company Material Adverse Effect contained therein) when made or after such time as all conditions to Closing have been satisfied other than the conditions set forth in Section 8.2 and prior to the Effective Time (except for changes permitted by this Agreement and except to the extent they relate to a particular date), except for such failures to be true and correct which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect, provided that such failure to be true and correct has not been cured within 30 days following receipt by the Company of notice of such failure to be true and correct from Parent or Merger Sub.

9.4 Termination by the Company.

(a) This Agreement may be terminated by the Special Committee on behalf of the Company and the Merger may be abandoned prior to the Effective Time, before or after the approval by stockholders of the Company, if (i) Merger Sub or Parent shall have failed to perform in any material respect their obligations under this Agreement theretofore to be performed by Parent or Merger Sub, which failure to perform has not been cured within 30 days following receipt by Parent of notice of such failure to perform from the Company or (ii) the representations and warranties of Parent and Merger Sub contained in this Agreement shall not be true and correct (without regard to any qualification as to materiality or Parent Material Adverse Effect contained therein) when made or after such time as all conditions to Closing have been satisfied other than the conditions set forth in Section 8.3 and prior to the Effective Time (except for changes permitted by this Agreement and except to the extent they relate to a particular date), except for such failures to be true and correct which, individually or in the aggregate, are not reasonably likely to have a Parent Material Adverse Effect, provided that such failure to be true and correct has not been cured within 30 days following receipt from the Company by Parent or Merger Sub, as the case may be, of notice of such failure to be true and correct from the Company.

(b) This Agreement may be terminated by the Special Committee on behalf of the Company and the Merger may be abandoned prior to the Effective Time, before or after the approval by stockholders of the Company, if the Special Committee determines in good faith, after consultation with its Financial Advisor and outside counsel to the Special Committee, that the Special Committee's fiduciary obligations under applicable law require it to withdraw its recommendation of this Agreement and the transactions contemplated hereby.

9.5 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Article IX, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders, other than the provisions of this Section 9.5 and the provisions of Sections 7.6, 7.7, 10.1 and 10.2 and the last sentence of Sections 7.4 and 7.5. Nothing contained in this Section 9.5 shall relieve any party from liability for any breach of this Agreement.

                                   ARTICLE X

                           MISCELLANEOUS AND GENERAL

10.1 Payment of Expenses. Whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby; provided, however, that the costs of printing, mailing and filing the Proxy Statement/Prospectus shall be borne equally by the Company and Parent.

10.2 Survival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the earlier of termination of this Agreement or the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time, including, without limitation, the covenants and agreements set forth in Section 7.7 hereof.

10.3 Modification or Amendment. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of this Agreement by the stockholders of the Company no amendment shall be made which by law requires further approval by such stockholders without such further approval. Notwithstanding the foregoing, any amendment or modification of this Agreement shall require the consent of a majority of the Board of Directors of the Company and no less than two-thirds of the Independent Directors.

10.4 Waiver of Conditions. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law; provided, however, that the waiver of any conditions by the Company shall require the consent of the Special Committee.

10.5 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

10.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

  (a) If to the Company, to

    Neil S. Novich
    President and Chief Executive Officer
    Ryerson Tull, Inc.
    2621 West 15th Place
    Chicago, Illinois 60608
    (773) 762-2121 (telephone)
    (773) 762-4248 (telecopier)

    with a copy to:

    Donald S. Perkins
    Chairman of the Special Committee
     of the Board of Directors of Ryerson Tull, Inc.

    and

    Thomas A. Cole, Esq.
    Sidley & Austin
    One First National Plaza
    Chicago, Illinois 60603
    (312) 853-7000 (telephone)
    (312) 853-7036 (telecopier)

  (b) If to Parent or Merger Sub, to

    George A. Ranney, Jr.
    Vice President and General Counsel
    Inland Steel Industries, Inc.
    30 West Monroe Street
    Chicago, Illinois 60603
    (312) 346-0300 (telephone)
    (312) 899-3921 (telecopier)

    with a copy to

    Charles W. Mulaney, Jr., Esq.
    Skadden, Arps, Slate, Meagher & Flom (Illinois)
    333 West Wacker Drive
    Chicago, Illinois 60606
    (312) 407-0700 (telephone)
    (312) 407-0411 (telecopier)
or to such other persons or addresses as may be designated in writing by the party to receive such notice.

10.8 Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise.

10.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right of stockholders of the Company to receive the consideration payable in the Merger pursuant to Article IV hereof is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that the provisions of Section 7.7 shall inure to the benefit of and be enforceable by the present directors and officers of Parent and the Company, as the case may be.

10.10 Certain Definitions. As used herein:

(a) "Significant Subsidiary" shall have the meaning ascribed to it under Rule 1-02 of Regulation S-X of the SEC.

(b) "subsidiary" shall mean, except as otherwise noted, when used with reference to any entity, any corporation or other entity a majority of the outstanding voting securities or interests of which are owned directly or indirectly by such former entity.

(c) "Company Material Adverse Effect" shall mean any adverse change (other than any change resulting from or arising out of the transactions contemplated by this Agreement or the announcement thereof) in the financial condition, business, properties or results of operations of the Company and its subsidiaries (to the extent owned by the Company) which is material to the Company and its subsidiaries (to the extent owned by the Company) taken as a whole.

(d) "Parent Material Adverse Effect" shall mean any adverse change in the financial condition, business, properties or results of operation of Parent and its subsidiaries (to the extent owned by Parent), other than with respect to the Company and its subsidiaries, which is material to Parent and its subsidiaries (including the Company and its subsidiaries) taken as a whole.

(e) "Independent Directors" shall mean directors of the Company who are not, and who have not within the previous twelve months been: (i) officers or employees of the Company; (ii) officers, directors or employees of Parent or any other subsidiaries or affiliates of Parent; or (iii) owners of more than five percent of the outstanding common stock of Parent or any other subsidiaries or affiliates of Parent.

10.11 Obligation of Parent. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to use its best efforts to cause Merger Sub to take such action.

10.12 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

10.13 Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                            Inland Steel Industries, Inc.

                                            By: /s/ Robert J. Darnall
                                               --------------------------------
                                               Name: Robert J. Darnall
                                               Title: President and Chief
                                                    Executive Officer

                                            RT Merger Sub, Inc.

                                            By: /s/ George A. Ranney, Jr.
                                               --------------------------------
                                               Name: George A. Ranney, Jr.
                                               Title: President

                                            Ryerson Tull, Inc.

                                            By: /s/ Neil S. Novich
                                               --------------------------------
                                               Name: Neil S. Novich
                                               Title: President and Chief
                                                    Executive Officer

                                                                        ANNEX B

                                                               October 27, 1998

Special Committee of the Board of Directors
Ryerson Tull, Inc.
2621 West 15th Place
Chicago, Illinois 60608

Gentlemen:

We understand that Ryerson Tull, Inc. ("Target" or the "Company"), RT Merger Sub, Inc., a direct wholly-owned subsidiary of Parent ("Merger Sub"), and Inland Steel Industries, Inc. ("Parent") have entered into an Agreement and Plan of Merger, dated as of October 27, 1998 (the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub with and into the Company (the "Merger"). Pursuant to the Merger, Target will become a wholly-owned subsidiary of Parent and each issued and outstanding share of Class A Common Stock, par value $1.00 per share of the Company (the "Company Class A Stock"), other than shares held by Parent, Merger Sub or any direct or indirect subsidiary of Parent, shall be converted into the right to receive
0.61 shares (the "Exchange Ratio") of Parent common stock, par value $1.00 per share (the "Parent Common Stock") (the "Consideration"). We also understand that Parent and its subsidiaries and affiliates currently own 34,000,000 shares of the Company's Class B Common Stock, par value $1.00 per share (the "Company Class B Stock"), which represents approximately 86.4% of the total outstanding shares of Company Class A Stock and Company Class B Stock. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

The Special Committee of the Board of Directors has asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to holders of shares of Company Class A Stock (other than shares owned by Parent, Merger Sub or any direct or indirect subsidiary of Parent).

For purposes of the opinion set forth herein, we have:

  (i) reviewed certain publicly available financial statements and other information of the Company and Parent, respectively;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and Parent, respectively, prepared by the management of the Company and Parent, respectively;

  (iii) analyzed certain financial projections prepared by the managements of the Company and Parent, respectively;

  (iv) discussed the past and current operations and financial condition and the prospects (including estimates of the reserves) of the Company and Parent, respectively, with senior executives of the Company and Parent, respectively;

  (v) reviewed the reported prices and trading activity for the Company Class A Stock and Parent Common Stock;

  (vi) compared the financial performance of the Company and Parent, respectively and the prices and trading activity of the Company Class A Stock and Parent Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (viii) participated in discussions and negotiations among representatives of the Company and Parent, respectively, and their financial and legal advisors;

  (ix) reviewed the Merger Agreement and certain related documents;

  (x) reviewed legal due diligence summaries prepared by Sidley & Austin, counsel to the Special Committee of the Board of Directors; and

  (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Parent. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such appraisals; however, we have relied, with the Special Committee of the Board of Director's consent and without independent verification, upon the Company's and Parent's assessments of their reserves for purposes of this opinion. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of the assets of the Company.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission or any regulatory authority in connection with the Merger. In addition, we express no opinion or recommendation as to how the holders of Company Class A Stock should vote at the stockholders' meeting held in connection with the Merger.

Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to holders of shares of Company Class A Stock (other than Parent, Merger Sub or any direct or indirect subsidiary of Parent).

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                                 /s/ T. Sands Thompson
                                          By: _________________________________
                                                     T. Sands Thompson
                                                      Vice President

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

(a) The General Corporation Law of Delaware (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes Inland to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any of the rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

(b) Article Thirteen of the Certificate of Incorporation of Inland permits, and
Article VI of the By-Laws of Inland provides for, indemnification of directors, officers, employees and agents to the full extent permitted by law.

(c) Inland maintains directors' and officers' liability insurance coverage for its directors and officers and those of its subsidiaries and for certain other executive employees. This coverage insures such persons against certain losses that may be incurred by them in their respective capacities as directors, officers or employees, with respect to which they may or may not be indemnified under the provisions of the Certificate of Incorporation or By-Laws of Inland or otherwise.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

  See Index to Exhibits included herewith which is incorporated by reference herein.

(b) Financial Statement Schedules:

  Not Applicable.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (5) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

  (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

  (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Inland Steel Industries, Inc. has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on January 27, 1999.

                                          Inland Steel Industries, Inc.

                                                /s/ George A. Ranney, Jr.
                                          By: _________________________________
                                                    George A. Ranney, Jr.
                                                          President

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities indicated on January 27, 1999.

             Signature                           Title
             ---------                           -----


   /s/ George A. Ranney, Jr.         President (Principal
____________________________________  Executive Officer)
       George A. Ranney, Jr.

       /s/ Vicki L. Avril            Vice President, Chief
____________________________________  Financial Officer and
           Vicki L. Avril             Controller (Principal
                                      Financial Officer and
                                      Principal Accounting
                                      Officer)

          A. Robert Abboud           Director

         Robert J. Darnall           Director


         James A. Henderson          Director

                                                    /s/ George A. Ranney,
           Leo F. Mullin             Director              Jr.

                                              By: ___________________________
         Jean-Pierre Rosso           Director       George A. Ranney, Jr.
                                                       Attorney-in-Fact
          Joshua I. Smith            Director

          Nancy H. Teeters           Director

          Arnold R. Weber            Director

                                 EXHIBIT INDEX

                                                                     Sequential
  Exhibit                                                               Page
   Number                    Document Description                      Number
  -------                    --------------------                    ----------
  2.1       Agreement and Plan of Merger, dated as of October 27,
            1998, between Inland, RT Merger Sub and Ryerson Tull.
            (Included as Annex A to the Proxy Statement/Prospectus
            included herein.)
            [Inland hereby agrees to provide a copy of any
            Schedule to the Agreement and Plan of Merger to the
            Commission upon request.]
  3.(i)(A)  Certificate of Incorporation, as amended, of Inland.
            (Filed as Exhibit 3.(i) to Inland's Annual Report on
            Form 10-K for the year ended December 31, 1995, and
            incorporated by reference herein.)
  3.(ii)(A) By-Laws, as amended, of Inland. (Filed as Exhibit
            3.(ii) to Inland's Annual Report on Form 10-K for the
            year ended December 31, 1997, and incorporated by
            reference herein.)
  3.(i)(B)  Restated Certificate of Incorporation of Ryerson Tull.
            (Filed as Exhibit 3.1 to Ryerson Tull's Registration
            Statement on Form S-1 (File No. 333-3235), and
            incorporated by reference herein.)
  3.(ii)(B) By-Laws of Ryerson Tull. (Filed as Exhibit 3.2 to
            Ryerson Tull's Quarterly Report on Form 10-Q for the
            quarter ended June 30, 1996, and incorporated by
            reference herein.)
  4.A       Certificate of Designations, Preferences and Rights of
            Series A $2.40 Cumulative Convertible Preferred Stock
            of Inland. (Filed as part of Exhibit B to the
            definitive Proxy Statement of ISC dated March 21,
            1996, that was furnished to stockholders in connection
            with the annual meeting held April 23, 1986, and
            incorporated by reference herein.)
  4.B       Certificate of Designation, Preferences and Rights of
            Series D Junior Participating Preferred Stock of
            Inland. (Filed as Exhibit 4-D to Inland's Annual
            Report on Form 10-K for the fiscal year ended December
            31, 1987, and incorporated by reference herein.)
  4.C       Rights Agreement, dated as of November 25, 1997,
            between Inland and Harris Trust and Savings Bank, as
            Rights Agent, as amended and restated. (Filed as
            Exhibit 4.1 to Inland's amended Registration Statement
            on Form 8-A/A filed on January 15, 1999, and
            incorporated by reference herein.)
  4.D       Indenture, dated as of July 1, 1996, between Ryerson
            Tull and The Bank of New York. (Filed as Exhibit 4.1
            to Ryerson Tull's Quarterly Report on Form 10-Q for
            the quarter ended June 30, 1996, and incorporated by
            reference herein.)
  4.E       Specimen of 8 1/2% Notes due July 15, 2001. (Filed as
            Exhibit 4.2 to Ryerson Tull's Quarterly Report on Form
            10-Q for the quarter ended June 30, 1996, and
            incorporated by reference herein.)
  4.F       Specimen of 9 1/8% Notes due July 15, 2006. (Filed as
            Exhibit 4.3 to Ryerson Tull's Quarterly Report on Form
            10-Q for the quarter ended June 30, 1996, and
            incorporated by reference herein.)

                                                                    Sequential
 Exhibit                                                               Page
 Number                     Document Description                      Number
 -------                    --------------------                    ----------
  4.G    Rights Agreement between Ryerson Tull and Harris Trust
         and Savings Bank, as Rights Agent, dated as of June 10,
         1996. (Filed as Exhibit 4.4 to Ryerson Tull's Quarterly
         Report on Form 10-Q for the quarter ended June 30, 1996,
         and incorporated by reference herein.)
         [Inland and Ryerson Tull hereby agree to provide a copy
         of any other agreement relating to long-term debt at the
         request of the Commission.]
  5.1    Opinion of Mayer, Brown & Platt..........................
  8.1    Tax opinion of Mayer, Brown & Platt......................
 23.1    Consent of PricewaterhouseCoopers LLP (Inland)...........
 23.2    Consent of PricewaterhouseCoopers LLP (Ryerson Tull).....
 23.3    Consent of Mayer, Brown & Platt. (Included in Exhibits
         5.1 and 8.1 hereto.)
 23.4    Consent of Morgan Stanley & Co. Incorporated. (Included
         in Annex B to the Proxy Statement/Prospectus included
         herein.)
 24.1    Power of Attorney of certain directors and officers of          *
         Inland...................................................
 99.1    Form of Proxy Card.......................................       *
 99.2    Opinion of Morgan Stanley & Co. Incorporated. (Included
         as Annex B to the Proxy Statement/Prospectus included
         herein.)
 99.3    Consents of Persons to be Named as Directors of Inland...       *

--------

*  previously filed